                        SCHEDULE 14C INFORMATION
   Information Statement Pursuant to Section 14(c) of the Securities
                          Exchange Act of 1934

Check the appropriate box:
[  ]     Preliminary Information Statement    [  ] Confidential, for Use of the Commission
                                                   Only (as permitted by Rule 14c-5(d)(2))
[X]      Definitive Information Statement

                 American City Business Journals, Inc.
              (Name of Registrant as Specified In Charter)

Payment of Filing Fee (Check the appropriate box):
[  ]     $125 per Exchange Act Rules 0-11(c)(1)(ii), or 14c-5(g).
[  ]     Fee computed on table below per Exchange Act Rules 14c-5(g) and 0-11.
         (1)     Title of each class of securities to which transaction applies:

         (2)     Aggregate number of securities to which transaction applies:

         (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

         (4)     Proposed maximum aggregate value of transaction:

         (5)     Total fee paid:

[X]      Fee paid previously with preliminary materials.
[  ]     Check box if any part of the fee is offset as provided by
         Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
         (1)     Amount Previously Paid:
         (2)     Form, Schedule or Registration Statement No.:
         (3)     Filing Party:
         (4)     Date Filed:

                 AMERICAN CITY BUSINESS JOURNALS, INC.
                    128 S. Tryon Street, Suite 2300
                    Charlotte, North Carolina  28202

                           September 28, 1995


TO OUR STOCKHOLDERS:

         This letter is to inform you of a proposed merger of American City Business Journals, Inc. ("ACBJ") with Advance Acquisition Sub. Inc., a wholly owned subsidiary of Advance Publications, Inc. (the "Merger"). Under the terms of the Merger, you will be entitled to receive $28.00 per share (the "Merger Consideration") in cash for each of your shares of the common stock, par value $.01 per share, of ACBJ ("ACBJ Common Stock"). Details of the Merger and related transactions and other important information appear in the attached Information Statement which is first being mailed to stockholders on or about September 28, 1995. The Merger Agreement is attached as Exhibit A to the Information Statement.

         The Board of Directors has carefully considered the terms and conditions of the Merger and has obtained the opinion of Lazard Freres & Co. LLC ("Lazard") that, as of the date of their opinion, the Merger Consideration to be received in the Merger is fair to you from a financial point of view. The full text of the opinion of Lazard dated August 3, 1995, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Exhibit E to the accompanying Information Statement and is incorporated therein by reference. ACBJ stockholders are urged to read such opinion carefully and in its entirety. The Board believes the Merger to be fair to you and has approved the transaction by unanimous vote. Upon consummation of the Merger, stockholders will no longer have an equity interest in ACBJ.

         Stockholders who follow the procedures specified in Section 262 of the Delaware General Corporation Law have the right to dissent from the Merger and will be entitled to have their shares of ACBJ Common Stock appraised by the Delaware Court of Chancery and to receive payment of the "fair value" of such shares as determined by such Court rather than the amount of the Merger Consideration stated above.

         WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY. Business Journal Associates Limited Partnership, owning beneficially and of record approximately 56% of the outstanding shares of ACBJ Common Stock, has provided its written consent to and approval of the Merger, thereby satisfying the requirements of Delaware law for stockholder approval of the Merger. For this reason, ACBJ is not calling a special meeting of the stockholders in respect of the proposed transaction, nor is ACBJ asking you for a proxy.

         The record date for purposes of determining stockholders entitled to consent to the Merger was August 3, 1995.

         We urge you to read the enclosed Information Statement and related information carefully.

                                         Sincerely yours,

                                         /s/ Ray Shaw

                                         Ray Shaw
                                         Chairman and Chief Executive Officer

                           TABLE OF CONTENTS
                        TO INFORMATION STATEMENT


                                                                    Page
Summary . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1

      The Merger  . . . . . . . . . . . . . . . . . . . . . . . . .   1

      Requisite Stockholder Approval  . . . . . . . . . . . . . . .   2

      Approval by the Board of Directors; Reasons for the Merger  .   2

      Opinion of ACBJ Financial Advisor   . . . . . . . . . . . . .   3

      Effects of the Merger   . . . . . . . . . . . . . . . . . . .   3

      Interests of Certain Persons in the Merger  . . . . . . . . .   3

      Accounting Treatment  . . . . . . . . . . . . . . . . . . . .   4

      Federal Income Tax Consequences   . . . . . . . . . . . . . .   4

      Payment for Shares, Etc.  . . . . . . . . . . . . . . . . . .   5

      Regulatory Approvals and Other Conditions   . . . . . . . . .   5

      Termination   . . . . . . . . . . . . . . . . . . . . . . . .   6

      Option Agreements   . . . . . . . . . . . . . . . . . . . . .   6

      Dissenters' Rights of Appraisal   . . . . . . . . . . . . . .   7

      Market Price and Dividends  . . . . . . . . . . . . . . . . .   7

      Summary Financial Information   . . . . . . . . . . . . . . .   7

      Business of ACBJ  . . . . . . . . . . . . . . . . . . . . . .   7


Introduction  . . . . . . . . . . . . . . . . . . . . . . . . . . .   8


Approval by the Board of Directors; Reasons for the Merger  . . . .   8

      Background of the Merger  . . . . . . . . . . . . . . . . . .   8

      Approval by the Board of Directors  . . . . . . . . . . . . .  11

      Opinion of ACBJ Financial Advisor   . . . . . . . . . . . . .  12


Effects of the Merger . . . . . . . . . . . . . . . . . . . . . . .  16


Interests of Certain Persons in the Merger  . . . . . . . . . . . .  17


Accounting Treatment  . . . . . . . . . . . . . . . . . . . . . . .  18


Federal Income Tax Consequences . . . . . . . . . . . . . . . . . .  18

      Stockholders of ACBJ  . . . . . . . . . . . . . . . . . . . .  18

      Holders of Convertible Debentures   . . . . . . . . . . . . .  18

      Holders of Options  . . . . . . . . . . . . . . . . . . . . .  19

      ACBJ  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19


Financing the Merger  . . . . . . . . . . . . . . . . . . . . . . .  20


                                   i







The Merger Agreement  . . . . . . . . . . . . . . . . . . . . . . . 20

      General   . . . . . . . . . . . . . . . . . . . . . . . . . .    20

      Effective Time  . . . . . . . . . . . . . . . . . . . . . . .    21

      Payment for Shares, Etc.  . . . . . . . . . . . . . . . . . .    21

      Conditions to the Merger  . . . . . . . . . . . . . . . . . .    22

      Covenants and Additional Agreements   . . . . . . . . . . . .    23

      Redemption of Convertible Debentures  . . . . . . . . . . . .    24

      Indemnification   . . . . . . . . . . . . . . . . . . . . . .    24

      Termination   . . . . . . . . . . . . . . . . . . . . . . . .    24

      Amendments; Expenses of the Merger  . . . . . . . . . . . . .    25


The Option Agreements . . . . . . . . . . . . . . . . . . . . . . .   25

      The BJALP Option Agreement  . . . . . . . . . . . . . . . . .   25

      The Company Option Agreement  . . . . . . . . . . . . . . . .   27


Information Concerning Advance and Merger Sub . . . . . . . . . . .   29


Appraisal Rights of Dissenting Stockholders . . . . . . . . . . . .   29


Market Price and Dividends  . . . . . . . . . . . . . . . . . . . .   32


Selected Financial Data . . . . . . . . . . . . . . . . . . . . . .   33


Management's Discussion and Analysis of Financial Condition and Results
of Operations . . . . . . . . . . . . . . . . . . . . . . . . . . . 34

      Financial Condition and Liquidity   . . . . . . . . . . . . . 34

      Results of Operations   . . . . . . . . . . . . . . . . . . . 34


Information Concerning ACBJ . . . . . . . . . . . . . . . . . . . . 38

      Business of ACBJ  . . . . . . . . . . . . . . . . . . . . . . 38

      Capital Stock Transactions  . . . . . . . . . . . . . . . . . 41

      Operations of the Business Newspapers   . . . . . . . . . . . 41

      Motorsport Publications   . . . . . . . . . . . . . . . . . . 43

      Employees   . . . . . . . . . . . . . . . . . . . . . . . . . 43

      Competition   . . . . . . . . . . . . . . . . . . . . . . . . 43

      Property  . . . . . . . . . . . . . . . . . . . . . . . . . . 44

      Legal Proceedings   . . . . . . . . . . . . . . . . . . . . . 45


Officers, Directors and Certain Stockholders of ACBJ  . . . . . . . 47


Additional Information  . . . . . . . . . . . . . . . . . . . . . . 50


Index to Financial Statements . . . . . . . . . . . . . . . . . . . 51

                                   ii




Exhibit A     Agreement and Plan of Merger  . . . . . . . . . . . . A-1


Exhibit B     BJALP Option Agreement  . . . . . . . . . . . . . . . B-1


Exhibit C     Company Option Agreement  . . . . . . . . . . . . . . C-1


Exhibit D     Text of Section 262 of the Delaware General
                 Corporation Law Concerning Appraisal Rights of
                 Dissenting Stockholders  . . . . . . . . . . . . . D-1


Exhibit E     Opinion of Lazard Freres & Co. LLC  . . . . . . . . . E-1


                 AMERICAN CITY BUSINESS JOURNALS, INC.
                    128 S. Tryon Street, Suite 2300
                          Charlotte, NC  28202
                             (704) 375-7404


                         INFORMATION STATEMENT

                                SUMMARY

         The following is a brief summary of certain information contained elsewhere in this Information Statement. This summary is not intended to be a complete statement of all material features of the proposed merger (and related transactions) described below and is qualified in its entirety by more detailed information contained elsewhere in this Information Statement including the exhibits attached hereto.

         WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY. STOCKHOLDERS ARE URGED, HOWEVER, TO READ THIS
INFORMATION STATEMENT IN ITS ENTIRETY. This Information Statement is first being mailed to stockholders on or about September 28, 1995.

The Merger

         Pursuant to the approval of the Board of Directors of American City Business Journals, Inc. ("ACBJ" or the "Company"), ACBJ has entered into a Merger Agreement, dated as of August 3, 1995 (the "Merger Agreement"), whereby Advance Acquisition Sub. Inc. ("Merger Sub"), a wholly owned subsidiary of Advance Publications, Inc. ("Advance"), will be merged with and into ACBJ (the "Merger"). ACBJ will be the surviving corporation and each outstanding share of common stock, par value $.01 per share, of ACBJ ("ACBJ Common Stock"), other than shares owned by any dissenting stockholders, will be converted into the right to receive $28.00 (the "Merger Consideration") in cash, and each outstanding share of common stock of Merger Sub will be converted into one share of ACBJ Common Stock. Also as part of the Merger, (i) outstanding options to purchase shares of ACBJ Common Stock will be cancelled and each optionee will receive cash for each such share subject to an option in an amount equal to the excess of the Merger Consideration over the option exercise price per share, and (ii) in accordance with the terms of the indenture (the "Indenture") governing ACBJ's 6% Convertible Subordinated Debentures (the "Convertible Debentures"), those Convertible Debentures whose conversion rights are validly exercised after the effective time of the Merger (the "Effective Time") but before the close of business on the fifth business day prior to the Redemption Date (as defined below) shall be converted into the right to receive an amount equal to the Merger Consideration multiplied by the number of shares of ACBJ Common Stock into which such Convertible Debentures could have been converted immediately prior to the Effective Time.

         Pursuant to the terms of the Merger Agreement, Business Journal Associates Limited Partnership ("BJALP"), the Company's majority stockholder, agreed to execute, and following approval by the Board of Directors of the Merger Agreement and the Merger, did execute and deliver, a written consent approving the Merger Agreement and the Merger in accordance with Delaware law. See "Requisite Stockholder Approval" below.

         Upon consummation of the Merger, Advance will own all of the outstanding shares of ACBJ Common Stock. Under the terms of the Merger Agreement, the ACBJ Certificate of Incorporation will be amended to reduce the authorized capital of the Company to 1,000 shares of common stock, par value $1.00 per share. However, this amendment will become effective only upon consummation of the Merger. See "The Merger Agreement" and Exhibit A attached hereto.


Requisite Stockholder Approval


         Approval of the Merger Agreement requires the favorable vote or consent of a majority of the outstanding shares of ACBJ Common Stock. Pursuant to Sections 228 and 251 of the Delaware General Corporation Law, and as provided in the Merger Agreement, BJALP, holder of approximately 56% of the outstanding ACBJ Common Stock, acting by written consent, has approved the Merger Agreement and the Merger and related transactions. Consequently, no further stockholder action is required to authorize the Merger.

Approval by the Board of Directors; Reasons for the Merger

         The Board of Directors of ACBJ (including the outside directors) has concluded that the Merger is in the best interest of the stockholders of ACBJ and has unanimously approved the Merger and Merger Agreement. In approving the Merger and Merger Agreement, the Board of Directors of ACBJ considered the following factors: (i) information relating to the business, assets, management, competitive position and prospects of ACBJ, (ii) the financial condition, cash flows and results of operations of ACBJ, both on an historical and on a prospective basis,
(iii) historical market prices and trading information with respect to the ACBJ Common Stock, (iv) the relatively small "public float" and the low trading volume of ACBJ Common Stock, (v) the results of the solicitation of offers to purchase ACBJ in connection with the evaluation of the best available alternatives for maximizing stockholder value, (vi) the fact that the Merger Consideration for the ACBJ Common Stock represents a substantial premium of approximately 23% over the highest reported closing sale price for ACBJ Common Stock from July 1985 (when the ACBJ Common Stock first became publicly traded) until August 3, 1995 (the last trading day prior to the announcement of the Merger),
(vii) the fact that the terms of the Merger Agreement were negotiated on an arm's-length basis, and (viii) the opinion, analyses and presentations of Lazard Freres & Co. LLC ("Lazard") described under "Approval by the Board of Directors; Reasons for the Merger --Opinion of ACBJ Financial Advisor." See "Approval by the Board of Directors; Reasons for the Merger."

Opinion of ACBJ Financial Advisor

         The Board of Directors engaged Lazard to render an opinion as to the fairness of the Merger Consideration to the holders of ACBJ
Common Stock from a financial point of view.   Lazard has delivered to
ACBJ its written opinion dated August 3, 1995, the date of the Merger Agreement, to the effect that as of such date, based upon the assumptions made, matters considered and limits of the review, all of which are set forth in such opinion, the Merger Consideration to be received in the Merger is fair to the holders of ACBJ Common Stock from a financial point of view. Such opinion is attached as Exhibit E hereto and should be read in its entirety. For additional information concerning Lazard's opinion and the fee to be received by Lazard in connection with this transaction, see "Approval by the Board of Directors; Reasons for the Merger -- Opinion of ACBJ Financial Advisor" and Exhibit E.

Effects of the Merger

         After the Merger is consummated, Advance will own all of the outstanding capital stock of ACBJ and the present holders of ACBJ Common Stock will no longer have any equity interest in ACBJ, will not share in the earnings and growth of ACBJ and will no longer have rights to vote on corporate matters. Once the Merger is effective, ACBJ Common Stock will no longer be traded on the NASDAQ National Market System, registration of ACBJ Common Stock under the Securities Exchange Act of 1934 (the "Exchange Act") will terminate and ACBJ will cease filing periodic reports with the Securities and Exchange Commission ("SEC"). Following the Merger, ACBJ will no longer be subject to the proxy rules under the Exchange Act and ACBJ's officers and directors will no longer be subject to certain filing requirements and the short-swing profit provisions of the Exchange Act.

         The Company's outstanding stock options will be cancelled upon consummation of the Merger. In addition, the Merger Agreement provides that at the Effective Time the surviving corporation shall take all requisite actions in accordance with the terms of the Indenture to redeem all of the then outstanding Convertible Debentures. Such redemption shall be effected at the redemption price and on the terms stated in the Indenture and shall become effective, subject to the terms of the Indenture, as of the date that is thirty (30) days after the Effective Time (the "Redemption Date") with respect to all Convertible Debentures whose conversion rights are not validly exercised before the close of business on the fifth business day prior to the Redemption Date. Consequently, no Convertible Debentures will remain outstanding following the Redemption Date. See "Effects of the Merger" and "The Merger Agreement --Redemption of Convertible Debentures."

Interests of Certain Persons in the Merger

         At the Effective Time, each share of ACBJ Common Stock, other than those shares owned by any dissenting stockholders, will be converted into the right to receive the Merger

Consideration in cash. As of September 25, 1995, officers and directors of ACBJ beneficially owned an aggregate of 3,960,598 shares of ACBJ Common Stock (including shares owned by BJALP) which, if the Merger is consummated, will be converted into the right to receive the Merger Consideration, or an aggregate of $110,896,744 in cash. As of September 25, 1995, officers and directors also held options to purchase an aggregate of 266,300 shares of ACBJ Common Stock. As part of the Merger, these options will be cancelled and each optionee will receive cash for each share subject to an option in an amount equal to the excess of the Merger Consideration over the option exercise price per share. As a result, such officers and directors will receive an aggregate of $4,793,171 upon cancellation of such options. Finally, as of September 25, 1995, officers and directors held an aggregate amount of Convertible Debentures which are convertible into an aggregate of 13,007 shares of ACBJ Common Stock. If the conversion rights of such Convertible Debentures are validly exercised before the close of business on the fifth business day prior to the Redemption Date, then such officers and directors shall be entitled to receive an aggregate of $364,196. See "Officers, Directors and Certain Stockholders of ACBJ."

         Mr. Ray Shaw, Chairman and Chief Executive Officer of the Company, and the Company's other executive officers are anticipated to continue as officers of ACBJ following the Merger.

         Under the ACBJ bylaws, ACBJ's current officers, directors, employees and agents will be indemnified by ACBJ following consummation of the Merger against certain liabilities, including certain liabilities, if they should arise, in connection with the Merger. In the Merger Agreement, Advance agreed to cause ACBJ to maintain such indemnification obligations with respect to events occurring prior to the Merger for a period of six years after the Merger. The Merger Agreement also provides, in general, that the Company shall maintain directors' and officers' liability insurance with respect to actions prior to the Merger for a period of two years after the Effective Time.

         No director or officer of ACBJ has any relationship or affiliation with Advance or Merger Sub or their affiliates.

Accounting Treatment

         For accounting purposes, the Merger shall be treated as a purchase by Advance of all of the outstanding ACBJ Common Stock.

Federal Income Tax Consequences

         Generally, if the Merger is consummated, ACBJ stockholders will recognize taxable gain or loss for federal income tax purposes equal to any difference between cash received pursuant to the Merger (or in respect of dissenting shares) and the tax basis of the ACBJ Common Stock exchanged. Each stockholder should consult his tax advisor as to the particular consequences of the Merger to him, including the application of state, local and other tax laws. See "Federal Income Tax Consequences."

Payment for Shares, Etc.

         The Merger is expected to become effective twenty (20) calendar days from the date of the mailing of this Information Statement. As soon as practicable after the Merger becomes effective, instructions regarding procedures for delivery of stock certificates and receipt of the Merger Consideration will be mailed to stockholders and payment will be made upon delivery of stock certificates and other required documents. Stockholders should not deliver stock certificates to the Company or the Paying Agent (as defined below) prior to the Effective Time. Payments in cancellation of outstanding stock options will be made following effectiveness of the Merger and receipt of certain required documentation. Payments in respect of the Convertible Debentures shall be made in accordance with the terms of the Indenture. See "The Merger Agreement -- Payment for Shares, Etc." for additional information concerning such procedures.

Regulatory Approvals and Other Conditions

         Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the Merger may not be consummated unless notice has been given and certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC") and certain waiting period requirements have been satisfied. The requisite notification and report forms under the HSR Act were filed with the
Antitrust Division and FTC on August 16, 1995.   On September 12, 1995,
the FTC notified ACBJ and Advance that the waiting period required by the HSR Act had been terminated.

         The respective obligations of ACBJ, Advance and Merger Sub to consummate the Merger are also subject to the fulfillment of certain other conditions, including the absence of any prohibition by any statute, rule, regulation, judgment, decree, injunction or other order of a court or governmental or regulatory authority prohibiting the consummation of the transactions contemplated by the Merger Agreement.

         The obligations of Advance and Merger Sub are also subject to the following conditions, among others: (i) the absence of any proceeding instituted by any governmental agency, or threatened to be instituted by an antitrust enforcement agency, seeking to prohibit the consummation of the transactions contemplated by the Merger Agreement or, except as set forth in the Merger Agreement, to impose on ACBJ, Advance, or Merger Sub or any of their respective affiliates any terms or conditions that in the good faith judgment of the Board of Directors of Advance are reasonably likely to adversely affect in any significant manner the economic benefits of the transactions contemplated by the Merger Agreement to Advance and its stockholders; (ii) the absence of a Material Adverse Effect (as defined in the Merger Agreement); (iii) the receipt by ACBJ of certain third party consents; and (iv) that the number of shares of ACBJ Common Stock held by dissenting stockholders shall represent not more than 15% of the outstanding ACBJ Common Stock. See "The Merger Agreement --Conditions to the Merger" and Exhibit A.

Termination

         The Merger Agreement may be terminated: (i) by the mutual consent of Advance, Merger Sub and ACBJ, (ii) by Advance or ACBJ if (a) the Merger is not consummated on or before December 31, 1995, (b) there shall be a final and non-appealable order of a court or other governmental body prohibiting the Merger, or (c) the other party is in material breach under the Merger Agreement (subject to certain notice and cure rights in respect of such breach), (iii) by ACBJ if (a) ACBJ receives an unsolicited written offer with respect to an acquisition transaction that would, if consummated, result in a transaction more favorable to ACBJ's stockholders from a financial point of view than the transaction contemplated by the Merger Agreement, (b) the Board of Directors of ACBJ determines their approval of such transaction is required by fiduciary obligations under applicable law, and (c) following three business days' prior written notice to Advance of ACBJ's possible intention to enter into an agreement in respect thereof, ACBJ enters into a binding written agreement in respect thereof, or (iv) by Advance, if (a) subject to certain conditions and limitations, a court or other governmental body shall have effected an order prohibiting the transactions contemplated by the Merger Agreement, (b) subject to certain conditions and limitations, a governmental or regulatory body shall have instituted an action seeking to prohibit the transactions contemplated by the Merger Agreement or to impose on ACBJ, Advance or Merger Sub or any of their affiliates any terms or conditions that in the good faith judgment of the Board of Directors of Advance are reasonably likely to adversely affect in any significant manner the economic benefits of such transactions to Advance and its stockholders, or (c) ACBJ shall engage in certain negotiations or provide certain confidential information to third parties in the exercise by ACBJ's Board of Directors of its fiduciary obligations under applicable law and Advance has not exercised an option under either the BJALP Option Agreement or the Company Option Agreement. See "The Merger Agreement -- Termination" and Exhibit A.

Option Agreements

         Concurrently with the Merger Agreement, the parties executed and delivered (i) an option agreement between BJALP, The Oklahoma Publishing Company, the sole stockholder of OPUBCO Enterprises, Inc., the general partner of BJALP ("OPUBCO"), and Advance (the "BJALP Option Agreement") pursuant to which BJALP granted Advance the option to purchase for $28.00 per share all of the ACBJ Common Stock owned by BJALP under certain limited circumstances described therein, and (ii) an option agreement between the Company and Advance (the "Company Option Agreement") pursuant to which the Company granted Advance the option to purchase for $28.00 per share up to 1,376,000 previously unissued shares of ACBJ Common Stock under certain limited circumstances described therein. See "The Option Agreements -- The BJALP Option Agreement" and "-- The Company Option Agreement," and Exhibit B and Exhibit C attached hereto.

Dissenters' Rights of Appraisal

         Under Delaware law, holders of ACBJ Common Stock who file the required written demand for appraisal of their shares within twenty (20) days after the date of the mailing hereof will have the right to be paid the "fair value" of their shares as determined by the Delaware Court of Chancery in lieu of cash payments pursuant to the Merger Agreement.
Such appraisal right will be lost, however, if the procedural requirements of the Delaware General Corporation Law are not fully and precisely satisfied. See "Appraisal Rights of Dissenting Stockholders" and Exhibit D attached hereto.

Market Price and Dividends

         ACBJ has never paid a cash dividend on the ACBJ Common Stock and does not presently anticipate declaring cash dividends in the foreseeable future.

         On August 3, 1995, the last business day prior to the public announcement of the Merger, the closing sale price per share of ACBJ
Common Stock as reported on the NASDAQ National Market System (which was also both the high and low sale price on such date) was $21 3/4. The range of the bid and asked prices for the Convertible Debentures on such date was 128% and 138% of par, respectively, as reported in the over-the-counter market. As of September 25, 1995, the most recent closing sale price per share of ACBJ Common Stock as reported on the NASDAQ National Market System was $27 3/8. Stockholders of ACBJ are urged to obtain current market quotations for ACBJ Common Stock. See "Market Price and Dividends."

Summary Financial Information

         For certain selected financial data concerning the Company for the five years ended December 31, 1994 and for the six months ended June 30, 1994 and June 30, 1995, see "Selected Financial Data."

Business of ACBJ

         ACBJ, through its subsidiaries, publishes a chain of weekly business newspapers in major metropolitan areas throughout the United States. ACBJ owns through its subsidiaries 28 business newspapers, one legal newspaper, and three motorsport publications. The newspapers focus on the local business community by including information not readily available to business leaders from other sources, standard features which readers find useful in their own businesses, and profiles and feature stories on local business personalities. Revenue is generated through advertising sales and paid circulation income. See "Information Concerning ACBJ."

                                               [END OF SUMMARY]

                              INTRODUCTION

         This Information Statement is being furnished in connection with the Merger pursuant to which the Merger Sub, subject to the terms and conditions of the Merger Agreement, will be merged with and into ACBJ. If the Merger is consummated, each outstanding share of ACBJ Common Stock, other than those shares owned by any dissenting stockholders, will be converted into the right to receive the Merger Consideration in cash, and each outstanding share of common stock of Merger Sub will be converted into one share of ACBJ Common Stock.

         Upon consummation of the Merger, Advance will own all of the outstanding shares of ACBJ Common Stock. Under the terms of the Merger Agreement, the ACBJ Certificate of Incorporation will be amended to reduce the authorized capital stock of ACBJ to 1,000 shares of common stock, par value $1.00 per share. However, this amendment will become effective only upon consummation of the Merger.

         This Information Statement is first being mailed to stockholders on or about September 28, 1995.

         Pursuant to the Delaware General Corporation Law and ACBJ's Certificate of Incorporation and bylaws, the affirmative vote or consent of the holders of a majority of the outstanding shares of ACBJ Common Stock is required for approval of the Merger and the Merger Agreement. The record date for purposes of determining stockholders entitled to consent to the Merger and the Merger Agreement was August 3, 1995. As of that date, BJALP held 3,885,105 shares of ACBJ Common Stock, approximately 56% of the 6,917,516 shares then outstanding. BJALP has delivered its written consent to the Merger and Merger Agreement and related transactions. Therefore, the Merger requires no further authorization or approval from the stockholders of ACBJ.

         The address of the principal executive offices of ACBJ is 128
S. Tryon Street, Suite 2300, Charlotte, North Carolina  28202; Telephone
(704) 375-7404.


                  APPROVAL BY THE BOARD OF DIRECTORS;
                         REASONS FOR THE MERGER

Background of the Merger

         The ACBJ Common Stock has been publicly traded since July 1985, when ACBJ completed its initial public offering of common stock, on the NASDAQ National Market System. In 1989, the predecessor-in-interest of BJALP became the majority stockholder of ACBJ. Since that time, the Company's performance and profitability has improved materially as the Company has expanded its operations. At the beginning of 1995, BJALP began preliminarily to consider possible strategic alternatives regarding its investment in ACBJ.

Such consideration was based on the long range investment objectives of OPUBCO Enterprises, Inc. (a wholly owned subsidiary of OPUBCO) and Mr. Ray Shaw, the general partner and limited partner of BJALP, respectively, and, although BJALP had made no decision at that time whether to pursue any particular plan or proposal, culminated in the decision in March of 1995 to engage an investment banking firm to assist BJALP in this process. After considering several investment banking firms, BJALP retained Lazard on April 5, 1995 to evaluate on a confidential basis various strategic alternatives regarding BJALP's investment in ACBJ, including, but not limited to, a sale of such interest or a possible sale of ACBJ as a whole on terms favorable to all the Company's stockholders. In this latter regard, at the direction of BJALP, Lazard made inquiries of various third parties to solicit on a confidential basis offers or indications of interest to purchase ACBJ. During this period, Mr. Shaw also spoke informally and separately with the outside directors of the Company to inform them in general terms of BJALP's interest in evaluating its strategic alternatives, including a possible sale of ACBJ or BJALP's interest therein.

         By June 19, 1995, Lazard had received and presented to BJALP preliminary indications of interest from four potential buyers, each of whom indicated an interest in acquiring ACBJ as a whole. Due to such indications of interest and as a result of the fact that BJALP determined not to consider other potential strategic alternatives at that time, BJALP concluded that its activities to that date should be presented to the Board of Directors of ACBJ for its review and consideration.

         On June 22, 1995, the Board of Directors of ACBJ met telephonically and received a presentation from Mr. Shaw concerning BJALP's retaining of Lazard and the results of Lazard's inquiries to that date. In particular, Mr. Shaw described indications of interest received from four potential strategic buyers. Mr. Shaw indicated in that meeting that all indications of interest were for the Company as a whole and, therefore, that it was appropriate for any potential transaction to be considered by the Board of Directors on behalf of all the Company's stockholders. The Board discussed in detail the steps that would be taken following the meeting if the Board determined to continue the process. It was decided that such additional steps would include documentary due diligence and management interviews by potential buyers pursuant to confidentiality agreements executed by such potential buyers. The Board agreed that this process would be exploratory only and that no decision was being made regarding any potential transaction. If any such transaction were to be considered, it would only be considered with the subsequent review, consideration and approval of the entire Board.

         Following this discussion at the June 22, 1995 meeting, the Board adopted resolutions (i) authorizing management to explore possible strategic alternatives to maximize stockholder value, including through a potential sale of the Company, (ii) authorizing management to retain the services of Lazard on behalf of ACBJ in connection with this exploratory process, and (iii) ratifying the actions of BJALP taken theretofore as being in the Company's interest and approving the Company's reimbursement of BJALP's costs and expenses in respect thereof.

         Pursuant to such resolutions, the Company formally retained Lazard to advise it in this exploratory process on July 5, 1995. BJALP also terminated its engagement of Lazard on that date. Between June 22, 1995 and July 19, 1995, the four potential buyers met with management and conducted a review of information concerning the Company. On July 20, 1995, the Company distributed a draft merger agreement to the four potential buyers and indicated that formal proposals should be submitted by July 31, 1995. On July 24, 1995 this deadline was extended to August 7, 1995. In the meantime, however, by July 31, 1995, the Company, through Lazard, received communications from each of the potential buyers (although no formal offer had been received from Advance or any other potential buyer) which indicated that the offer that would be received from Advance would be greater than any other offer which was likely to be received.

         On this basis, after discussions with Lazard, the Board of Directors concluded that it was in the Company's and its stockholders' best interest to pursue, on an accelerated basis, a transaction with Advance. As a result, on August 1, 1995, Lazard met with representatives of Advance and its financial advisors and counsel to discuss the potential terms for a transaction, including the sale of the Company as a whole. At such August 1, 1995 meeting, Advance submitted proposed modifications to the Company's draft merger agreement and indicated a possible willingness to enter into such an agreement for an effective purchase price for the outstanding ACBJ Common Stock plus shares underlying the Convertible Debentures and outstanding stock options of approximately $28.00 per share. As part of its proposal, Advance required the execution of the BJALP Option Agreement and the Company Option Agreement pursuant to which BJALP and the Company, respectively, granted Advance options under certain limited circumstances described therein to purchase the 3,885,105 shares of ACBJ Common Stock owned by BJALP and up to 1,376,000 shares of previously unissued ACBJ Common Stock, each at a purchase price per share equal to the amount of the merger consideration. See "The Option Agreements" and Exhibits B and C. Throughout the course of the August 1 discussions, representatives of Advance indicated that Advance's willingness to negotiate a transaction at the price and terms discussed was predicated on the Company's negotiating with Advance on an exclusive basis. The Board determined that it was willing to negotiate on that basis due to the prior communications from the other potential buyers as indicated above.



         During the time of Lazard's August 1, 1995 meeting with Advance, the Board of Directors of ACBJ met separately to receive a formal presentation from Lazard concerning its valuation analyses of ACBJ and a review of the sale process to date, and to receive and consider Lazard's report concerning its negotiations with Advance. Upon receiving such report and advice from Lazard, the Board, after substantial discussion and weighing of alternatives with its legal and financial advisors and after review of Lazard's presentation, determined that acceptance of Advance's offer of $28.00 per share was in the best interest of all of the Company's stockholders. Such determination was also based upon the Board's expectation that it would receive an opinion from Lazard as to the fairness of the Merger Consideration to the stockholders from a financial point of view, assuming satisfactory resolution of the outstanding terms of the Merger Agreement and final approval from Lazard's internal management committee.

         On August 1, 1995 while the Board of Directors meeting continued in session, Lazard communicated the Board's decision to Advance, and Advance indicated that it was prepared to sign the Merger Agreement, the BJALP Option Agreement and the Company Option Agreement, subject to resolution of the final terms of such agreements by the parties' respective counsel. On that basis, the Board approved the Merger, the Merger Agreement, the Company Option Agreement and other transactions contemplated thereby, subject to resolution of the final terms of such agreements and subject to delivery by Lazard of its written opinion concerning the fairness of the Merger Consideration to the stockholders from a financial point of view.

         By August 3, 1995, (i) counsel had resolved the remaining terms of the agreements, (ii) Lazard issued its written opinion concerning the fairness of the Merger Consideration to the Company's stockholders from a financial point of view, (iii) the Board executed, pursuant to Delaware law, a further unanimous written consent of the directors to action without meeting confirming the Board's approval of the transaction previously approved at the August 1, 1995 meeting and, in particular, approving the Merger, the Merger Agreement, the Company Option Agreement and the other transactions contemplated thereby, and
(iv) based on the foregoing, the parties executed and delivered the Merger Agreement, the BJALP Option Agreement and the Company Option Agreement.

         On August 4, 1995, the Company issued a press release announcing the execution of the Merger Agreement, the BJALP Option Agreement and the Company Option Agreement.

Approval by the Board of Directors

         The Board of Directors of ACBJ (including the outside directors) has concluded that the Merger is in the best interest of the stockholders of ACBJ and has unanimously approved the Merger and the Merger Agreement.

         In making its determination with respect to the Merger, the ACBJ Board considered the following factors: (i) information relating to the business, assets, management, competitive position and prospects of ACBJ, (ii) the financial condition, cash flows and results of operations of ACBJ, both on an historical and on a prospective basis,
(iii) historical market prices and trading information with respect to the ACBJ Common Stock, (iv) the relatively small "public float" and the low trading volume of ACBJ Common Stock, (v) the results of the solicitation of offers to purchase ACBJ in connection with the evaluation of the best available alternatives for maximizing stockholder value, (vi) the fact that the Merger Consideration for the ACBJ Common Stock represents a substantial premium of approximately 23% over the highest reported closing sale price for ACBJ Common Stock for the period from July 1985 (when the ACBJ Common Stock first became publicly traded) until August 3, 1995 (the last trading day prior to the announcement of the Merger), (vii) the fact that the terms of the Merger Agreement were negotiated on an arm's-length basis, and (viii) the opinion, analyses and presentations of Lazard described under "-- Opinion of ACBJ Financial Advisor" below. The Board also considered the fact that the BJALP Option Agreement and Company Option Agreement could discourage competing bids, notwithstanding the Board's ability to consider such bids pursuant to the fiduciary duties exception in the Merger Agreement. The foregoing factors were noted and discussed by individual directors during the course of the Board's deliberations. However, the Board of Directors did not attach any relative weight to the various factors considered in reaching its decision, and the Board as a whole did not articulate how each factor specifically supported its ultimate decision. Taking all of the foregoing factors as a whole, the Board concluded that Advance's offer represented the highest currently available price for the Company (and the highest price likely to become available in the near future), that it was a fair price and represented a substantial premium over prices likely to be available in the public market for the foreseeable future, and that the Merger was more attractive to ACBJ's stockholders than other alternatives.

         The ACBJ Board, therefore, unanimously approved the Merger and the Merger Agreement and the transactions contemplated thereby.

Opinion of ACBJ Financial Advisor

         Lazard has delivered to the ACBJ Board of Directors its written opinion, dated August 3, 1995, to the effect that as of such date, based upon and subject to various considerations set forth in such opinion, the Merger Consideration to be received by the stockholders of ACBJ in the Merger is fair to the stockholders of ACBJ from a financial point of view. No limitations were imposed by the ACBJ Board of Directors upon Lazard with respect to the investigations made or the procedures followed by Lazard in rendering its opinion.

         The full text of the opinion of Lazard, dated August 3, 1995, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Exhibit E to this Information Statement and is incorporated herein by reference. ACBJ stockholders are urged to read such opinion carefully and in its entirety. Lazard made no recommendation to the Board as to whether the Board should accept the amount of the Merger Consideration offered by Advance. Lazard's opinion is directed only to the fairness of the Merger Consideration from a financial point of view. The summary of the opinion of Lazard set forth in this Information Statement is qualified in its entirety by reference to the full text of such opinion.

         In arriving at its opinion, Lazard (i) reviewed the financial terms and conditions of the Merger Agreement; (ii) reviewed certain historical business and financial information relating to ACBJ; (iii) reviewed certain financial forecasts and other data provided to Lazard by ACBJ relating to its business; (iv) held discussions with members of the senior management of ACBJ with respect to the business and prospects of ACBJ; (v) reviewed public information with respect to certain other companies in lines of business Lazard believed to be generally comparable to that of ACBJ; (vi) reviewed the financial terms of certain business combinations involving companies in lines of business Lazard believed to be generally comparable to ACBJ;
(vii) reviewed the historical stock prices and trading volumes of ACBJ Common Stock and those of certain public companies deemed to be generally comparable to ACBJ; and (viii) conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

         In connection with its review, Lazard relied upon the accuracy and completeness of the financial and other information provided by ACBJ to, reviewed by or for or discussed with Lazard or which was publicly available, and did not assume any responsibility for any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of ACBJ, nor was Lazard provided with any such appraisals. With respect to the financial forecasts and other information referred to above, Lazard assumed that such forecasts and information were reasonably prepared or reviewed, as the case may be, on bases reflecting the best currently available estimates and judgments of management of ACBJ as to the future financial performance of ACBJ. Lazard assumed no responsibility for and expressed no view as to such forecasts or the assumptions on which they were based. Lazard's opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available as of the date of, the opinion and did not address ACBJ's underlying business decision to effect the Merger or constitute a recommendation to any stockholder of ACBJ as to how such stockholder should vote with respect to the Merger. Lazard assumed that the Merger would be consummated on the terms described in the Merger Agreement, without any waiver of any material terms or conditions by ACBJ.

         In connection with its written opinion delivered to the ACBJ Board of Directors on August 3, 1995, Lazard performed certain analyses which involved the following:

         Comparable Public Company Trading Analysis. Lazard analyzed certain publicly available financial, operating and stock market data of 13 companies in the newspaper and magazine publishing industry (the "Public Comparables"), as well as that of ACBJ. Lazard noted that there are no public companies which are directly comparable to ACBJ, since (i) ACBJ has characteristics of both newspaper and magazine publishers and
(ii) most major newspaper and magazine publishers also own other media assets which affect their market valuation, while ACBJ is exclusively focused on its niches of the print publishing market. Lazard examined, among other things, multiples of market capitalization to latest-twelve-month ("LTM") earnings before interest, tax, depreciation and amortization ("EBITDA"), 1995 estimated EBITDA (as estimated by Wall Street financial analysts) and 1996 estimated EBITDA (as estimated by Wall Street financial analysts). The analysis indicated that the Public Comparables traded at ranges of 5.1x to 9.4x, 5.0x to 8.8x, and 4.9x to 8.1x LTM, estimated 1995 and estimated 1996 EBITDA, respectively.
Lazard noted that ACBJ traded at multiples of 10.6x and 9.3x LTM and estimated 1995 EBITDA (based on Wall Street financial analysts' estimates), respectively. (Wall Street analysts did not provide estimates for ACBJ beyond 1995.) Lazard further noted that ACBJ's multiples were at a significant premium to those of the Public Comparables.

         Comparable Transactions Analysis. Lazard reviewed and analyzed selected financial and operating information relating to 20 acquisition transactions in the newspaper and magazine publishing industry since November 1991 (the "Comparable Transactions"). Lazard noted that the most comparable transactions, involving the purchase of single business journals, have been private transactions for which no financial information is publicly available. With respect to the Comparable Transactions, the analysis considered the transaction value and the multiple of transaction value to LTM EBITDA. The analysis indicated that these transactions occurred at multiples ranging from 8.0x to 12.4x. Multiples were derived from publicly available sources, which
may or may not be reliable.   Lazard further noted that these multiples
would imply equity values for ACBJ of $16.78 to $26.54 per share, respectively.

         Leveraged Buyout Analysis. Lazard performed a leveraged buyout ("LBO") analysis of ACBJ, utilizing projections provided by management of ACBJ, an assumed transaction date of September 30, 1995 and an exit date of December 31, 1999, at EBITDA exit multiples ranging from 9.0x to 11.0x. Lazard also assumed a hypothetical capital structure comprised of $80 million of senior debt and $40 million of subordinated debt, with the remaining funding coming from new equity. Under the assumed LBO structure, and assuming investors require a return on equity of 25% to 30%, the LBO analysis indicated the financial projections provided by management of ACBJ could support a purchase price of up to $22.00 per share.

         Discounted Cash Flow Analysis. Based upon projections prepared by management of ACBJ which assume continuing macroeconomic growth and no cyclicality, and extrapolations therefrom, Lazard used a discounted cash flow ("DCF") methodology to estimate the net present value of future free cash flows as of September 30, 1995 available to the equity holders of ACBJ if ACBJ were to perform on a stand-alone basis (without giving effect to the Merger). In conducting this analysis, Lazard assumed discount rates ranging from 10% to 12%, derived from a weighted average cost of capital analysis of ACBJ and the Public Comparables, and terminal value multiples ranging from 9.0x to 11.0x estimated 1999 EBITDA, derived from a review of the Public Comparables and the Comparable Transactions. This analysis indicated a DCF equity valuation of ACBJ Common Stock of between $26.55 and $33.65 per share. In addition, as a sensitivity analysis, Lazard presented to the ACBJ Board of Directors a downside case analysis which was based on discussions with, and was reviewed by, management of ACBJ. The resulting DCF analysis assumed a cyclical economic downturn in 1997 would cause revenues to decline 10% in 1997 and increase 5% in 1998 and 10% in 1999, and further cause EBITDA to decline by 40% of the reduction in revenue in 1997 and then increase in margin by 1% thereafter. This analysis indicated an equity valuation of ACBJ Common Stock of between $19.99 and $25.30 per share.

         Other Analyses. In rendering its opinion, Lazard also performed: (i) a review of the history of trading prices and volumes for ACBJ Common Stock and an index representing the prices of the stocks of the Public Comparables, and (ii) an analysis of implied transaction multiples of LTM, estimated 1995 and estimated 1996 EBITDA (each as estimated by management of ACBJ), and estimated 1995 EBITDA adjusted to exclude certain costs (as estimated by management of ACBJ) associated with ACBJ being a public company, at prices of ACBJ Common Stock ranging from $21.50 and $28.00. Lazard did not derive a valuation of ACBJ from the above analyses but prepared such analyses only for informational purposes for the ACBJ Board of Directors.

         Lazard utilized the Public Comparables, Comparable Transactions, LBO and DCF analyses described above to analyze ACBJ. The methodologies described above were used by Lazard to determine whether the consideration proposed to be paid by Advance for all the ACBJ Common Stock was fair to the holders of such Common Stock in light of Lazard's valuation of ACBJ. In addition, Lazard took into account the results of its discussions with various third parties with respect to such parties' potential interest in acquiring ACBJ in rendering its opinion.

         In arriving at its written opinion, Lazard performed a variety of financial analyses, the material portions of which are summarized above. The summary set forth above does not purport to be a complete description of the analyses performed by Lazard. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. The analyses must be considered as a whole and selecting portions of such analyses and the factors considered by Lazard, without considering all of such analyses and factors, could create an incomplete view of the process underlying the analyses set forth in the opinion. No company or transaction used in the above analysis as a comparison is identical to ACBJ or the transaction contemplated by the Merger Agreement. Accordingly, an analysis of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the Public Comparables and other factors that could affect the acquisition or public trading value of the Public Comparables to which ACBJ is being compared.

         The analyses were prepared solely for purposes of Lazard providing its opinion to the ACBJ Board of Directors as to the fairness of the Merger Consideration to the stockholders of ACBJ from a financial point of view and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which may be significantly more or less favorable than as set forth in these analyses. Similarly, any estimate of values or forecast of future results contained in the analyses is not necessarily indicative of actual values or actual future results, which estimates are inherently subject to uncertainty. Lazard's opinion to the ACBJ Board of Directors was one of many factors taken into consideration by the ACBJ Board of Directors in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Lazard and is qualified in its entirety by reference to the full text of the Lazard opinion attached as Exhibit E hereto.

         Lazard is an internationally recognized investment banking firm that regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions. The ACBJ Board of Directors selected Lazard to act as its financial advisor in connection with the Merger and related matters based upon its qualifications, expertise and reputation in investment banking in general and mergers and acquisitions specifically. As indicated below, Lazard previously acted as financial advisor to BJALP, the controlling stockholder of ACBJ.

         In consideration for Lazard's services, if the Merger is consummated, ACBJ will pay Lazard a fee of approximately $3.1 million. If the Merger or a similar transaction is not consummated prior to April 5, 1996, ACBJ will have paid Lazard a fee of $35,000. In addition, BJALP agreed to pay Lazard a fee of $15,000 in connection with services provided to BJALP prior to ACBJ's retention of Lazard. Pursuant to the authorization of the ACBJ Board of Directors indicated above, ACBJ has agreed to reimburse BJALP for the amount of such payment. ACBJ has also agreed to reimburse Lazard for its out-of-pocket expenses and to indemnify Lazard and its affiliates, and their respective partners, directors, officers, employees, agents and controlling persons against certain expenses and liabilities, including liabilities under the federal securities laws.


                         EFFECTS OF THE MERGER

         After consummation of the Merger, Advance will own 100% of the outstanding capital stock of ACBJ and will be entitled to all the benefits that result from such ownership. Such benefits include complete management and investment discretion with regard to the future conduct of ACBJ's business and the benefit of all profits generated by the operations of ACBJ and any increase in the value of ACBJ.
Similarly, Advance's ownership of the capital stock of ACBJ after the Merger will mean that Advance will bear the risk of any decrease in the value of ACBJ. The present holders of ACBJ Common Stock will no longer have any equity interest in ACBJ, will not share in the earnings and growth of ACBJ and will no longer have any rights to vote on corporate matters. At the Effective Time, each share of ACBJ Common Stock held by such persons will be converted into the right to receive the Merger Consideration in cash, which will be paid promptly after delivery of certificates for such shares and other required documents. See "The Merger Agreement -- Payment for Shares, Etc." In lieu of the right to receive the Merger Consideration, such persons may exercise the statutory appraisal rights described under "Appraisal Rights of Dissenting Stockholders."

         After the Merger is consummated, shares of ACBJ Common Stock will no longer be traded on the NASDAQ National Market System, registration of ACBJ Common Stock under the Exchange Act will terminate, and ACBJ will cease filing periodic reports with the SEC. Following the Merger, ACBJ will no longer be subject to the proxy rules of the Exchange Act and ACBJ's directors and officers will no longer be subject to certain filing requirements and the short-swing profit recovery provisions of the Exchange Act.

         The Company's outstanding stock options will be cancelled upon consummation of the Merger. In addition, the Merger Agreement provides that at the Effective Time the surviving corporation shall take all requisite actions in accordance with the terms of the Indenture to redeem all of the then outstanding Convertible Debentures. Such redemption shall be effected at the redemption price and on the terms stated in the Indenture and shall become effective, subject to the terms of the Indenture, as of the Redemption Date, which is the date that is thirty (30) days after the Effective Time, with respect to all Convertible Debentures whose conversion rights are not validly exercised before the close of business on the fifth business day prior to the Redemption Date. Consequently, no Convertible Debentures will remain outstanding following the Redemption Date.


               INTERESTS OF CERTAIN PERSONS IN THE MERGER

         At the Effective Time, each share of ACBJ Common Stock, other than those shares owned by any dissenting stockholders, will be converted into the right to receive the Merger Consideration in cash.
As of September 25, 1995, officers and directors of ACBJ beneficially owned an aggregate of 3,960,598 shares of ACBJ Common Stock (including shares owned by BJALP) which, at the Effective Time, will be converted into the right to receive the Merger Consideration or an aggregate of $110,896,744 in cash. As of September 25, 1995, officers and directors also held options to purchase an aggregate of 266,300 shares of ACBJ Common Stock. As part of the Merger, these options will be cancelled and each optionee will receive cash for each share subject to an option in an amount equal to the excess of the Merger Consideration over the option exercise price per share. As a result, such officers and directors will receive an aggregate of $4,793,171 upon cancellation of options. Finally, as of September 25, 1995, officers and directors held an aggregate amount of Convertible Debentures which are convertible into an aggregate of 13,007 shares of ACBJ Common Stock. If the conversion rights of such Convertible Debentures are validly exercised before the close of business on the fifth business day prior to the Redemption Date, then such officers and directors shall be entitled to receive an aggregate of $364,196. See "Officers, Directors and Certain Stockholders of ACBJ."

         Mr. Ray Shaw, the Company's Chairman and Chief Executive
Officer, and the Company's other executive officers are anticipated to continue as officers of ACBJ following the Merger.

         Under the ACBJ bylaws, ACBJ's current officers, directors, employees and agents will be indemnified by ACBJ following consummation of the Merger against certain liabilities, including certain liabilities, if they should arise, in connection with the Merger. In the Merger Agreement, Advance agreed to cause ACBJ to maintain such indemnification obligations with respect to events occurring prior to the Merger for a period of six years after the Merger. The Merger Agreement also provides, in general, that the Company shall maintain directors' and officers' liability insurance with respect to actions prior to the Merger for a period of two years after the Effective Time.

         No director or officer of ACBJ has any relationship or affiliation with Advance or Merger Sub or their affiliates.


                          ACCOUNTING TREATMENT

         For accounting purposes, the Merger shall be treated as a purchase by Advance of all of the outstanding ACBJ Common Stock.

                    FEDERAL INCOME TAX CONSEQUENCES

         THE FOLLOWING SUMMARY OF FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY. EACH STOCKHOLDER SHOULD CONSULT HIS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE MERGER TO HIM, INCLUDING CONSEQUENCES UNDER APPLICABLE STATE, LOCAL AND OTHER TAX LAWS. THE COMPANY HAS NOT SOUGHT AN OPINION OF COUNSEL WITH RESPECT TO THE TAX CONSEQUENCES OF THE MERGER.

         The following description of the federal income tax consequences of the Merger is included solely for the general information of stockholders.

Stockholders of ACBJ

         Generally, the exchange of shares of ACBJ Common Stock for cash pursuant to the Merger or the exercise of dissenters' rights will constitute a taxable sale of stock by ACBJ stockholders. Consequently, each such stockholder will generally recognize gain or loss equal to the difference between the amount of cash so received and his tax basis in the shares exchanged for cash. If the exchanged shares are capital assets in the hands of a stockholder, he will recognize a capital gain or loss. Such capital gain or loss will be long-term with respect to shares held for more than one year at the time of consummation of the Merger and short-term with respect to shares held for one year or less. With regard to shares acquired by holders in a conversion of the Company's Convertible Debentures, see the discussion below.

Holders of Convertible Debentures

         It is intended that the Company's Convertible Debentures will be redeemed promptly following the Effective Time. Such redemption shall be subject to the right of each holder of Convertible Debentures to exercise his conversion rights with respect to such Convertible Debentures after the Effective Time but before the close of business on the fifth business day prior to the Redemption Date and to receive, in exchange for each share of ACBJ Common Stock into which such Convertible Debentures could have been converted prior to the Effective Time, the amount of the Merger Consideration in cash. See "The Merger Agreement
- -- Redemption of Convertible Debentures."

         If a Convertible Debenture is subject to original issue discount ("OID") treatment, the Convertible Debenture holder will recognize ordinary income attributable to the daily accrual of OID during his taxable year during which the Convertible Debenture is disposed of by conversion or redemption. The Convertible Debenture holder's tax basis in the Convertible Debenture will reflect any OID at any time included in the income of the holder. Likewise, a Convertible Debenture holder's tax basis will reflect any unamortized bond premium.

         The conversion of the Convertible Debentures into ACBJ Common Stock, and the exchange of such ACBJ Common Stock, or conversion rights in respect thereof, for cash will generally be taxed as described above under "-- Stockholders of ACBJ." However, certain holders that acquired their Convertible Debentures other than in exchange for the Company's $1.50 Convertible Exchangeable Preferred Stock (the "Preferred Stock") may be subject to the market discount provisions of the Internal Revenue Code of 1986, as amended (the "Code"); if so, any accrued market discount not previously included in income as of the date of the conversion of the Convertible Debentures will be treated as ordinary income. The holding period of the shares into which each Convertible Debenture is converted will include the period during which the Convertible Debenture was owned, provided such Convertible Debenture was held as a capital asset.

         If a Convertible Debenture holder does not convert his Convertible Debentures into ACBJ Common Stock, the Company's redemption of a Convertible Debenture for cash will be treated as a taxable sale of the Convertible Debenture; and the Convertible Debenture holder will generally recognize gain or loss equal to the difference between the amount of cash so received (except to the extent attributable to accrued interest) and his tax basis in the Convertible Debenture. Subject to market discount provisions of the Code, such gain or loss will be capital gain or loss if the Convertible Debentures were held as capital assets. Such capital gain or loss will be long-term with respect to a Convertible Debenture held for more than one year and short- term with respect to a Convertible Debenture held for one year or less. The Convertible Debenture holder will realize ordinary income to the extent that the payment represents accrued interest or accrued market discount on the Convertible Debenture.

Holders of Options

         Each holder of an option granted under any of the Company's stock option plans that is cancelled in the Merger will recognize ordinary income to the extent that the amount of cash received upon cancellation of his option(s) exceeds his tax basis in the option(s).

ACBJ

         The Merger of Merger Sub into ACBJ should not result in the recognition of any gain or loss by ACBJ.

                          FINANCING THE MERGER

         The consummation of the Merger by Advance is not conditioned upon Advance obtaining financing for any of the amount payable to the holders of ACBJ Common Stock, Company options or Convertible Debentures pursuant to the Merger Agreement. Advance anticipates that the consideration payable pursuant to the Merger Agreement will come from the working capital of Advance (including amounts available for borrowing under credit facilities).


                          THE MERGER AGREEMENT

General

         ACBJ, BJALP, Advance and Merger Sub have entered into the Merger Agreement, which provides that, subject to compliance with certain covenants and conditions, Merger Sub will be merged with and into ACBJ, which will be the surviving corporation (the "Surviving Corporation"). All references in this Information Statement to the terms and conditions in the Merger Agreement are qualified in their entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit A.

         At the Effective Time, the holders of outstanding shares of ACBJ Common Stock, except shares held by any dissenting stockholders, will be entitled to receive the Merger Consideration in cash, without interest, for each share of ACBJ Common Stock held by them, and each outstanding share of common stock of the Merger Sub will be converted into one share of ACBJ Common Stock.

         Also, prior to the Effective Time, ACBJ will take such actions as may be necessary such that at the Effective Time all outstanding options granted pursuant to all of the stock option plans of ACBJ to purchase ACBJ Common Stock will be cancelled and holders of such options will receive the excess of the Merger Consideration over the exercise price per share of such option for each share covered by the option. As of September 25, 1995, there were options outstanding to purchase an aggregate of 690,100 shares of ACBJ Common Stock.

         In accordance with and subject to the terms of the Indenture, each outstanding Convertible Debenture whose conversion rights are validly exercised after the Effective Time but before the close of business on the fifth business day prior to the Redemption Date shall be converted into the right to receive, without interest, the amount that would have been received by a holder of the number of shares of ACBJ Common Stock into which such Convertible Debenture could have been converted immediately prior to the Effective Time. As of September 25, 1995, there were Convertible Debentures outstanding in respect of an aggregate of 1,957,561 shares of ACBJ Common Stock.

         Stockholders who have not consented in writing to approve the Merger Agreement and who otherwise comply with the provisions of the Delaware General Corporation Law regarding dissenters' rights have the right to an appraisal of the fair value of their shares of ACBJ Common Stock and to be paid the appraised value, with no rights as stockholders in the Surviving Corporation. See "Appraisal Rights of Dissenting Stockholders." After the Merger, holders of ACBJ Common Stock who become entitled to receive cash will possess no interest in, or rights as stockholders of, the Surviving Corporation. See "Effects of the Merger."

         Pursuant to the Merger Agreement, the Certificate of Incorporation of ACBJ will be amended as of the Effective Time to reduce the authorized capital stock of ACBJ to 1,000 shares of common stock, $1.00 par value per share. This amendment has been included in the Merger Agreement at the request of Advance since after the Merger, ACBJ will be a wholly owned subsidiary of Advance. The amendment will not become effective unless and until the Merger is consummated. It will, therefore, have no effect on the rights of present stockholders.

Effective Time

         The Effective Time will be as of the time and date of the filing of the Certificate of Merger with the Secretary of State in accordance with the Delaware General Corporation Law or at the time specified in the Certificate of Merger, if later than the time of filing. It is presently anticipated that the Certificate of Merger will be filed with the Secretary of State of Delaware and that the Merger will become effective as soon as practicable on or after twenty (20) calendar days after the date of the mailing of this Information Statement and after the conditions to the consummation of the Merger have been satisfied or duly waived.

Payment for Shares, Etc.

         The Merger Agreement provides that, as of the Effective Time, each outstanding share of ACBJ Common Stock other than shares held by any dissenting stockholders will be converted into a right to receive the Merger Consideration in cash. The Merger Agreement provides that, immediately prior to the Effective Time, Advance will deposit funds with First Union National Bank, or another entity reasonably acceptable to the Company, as Paying Agent (the "Paying Agent") in an amount equal to
(a) the funds necessary to pay the Merger Consideration times the number of outstanding shares of ACBJ Common Stock, plus (b) the funds necessary to satisfy obligations to the holders of stock options. The Surviving Corporation may withdraw amounts payable with respect to shares of any dissenting stockholders after such stockholders have perfected their dissenters' rights, and such stockholders must thereafter look to the Surviving Corporation for payment. As and when required in accordance with the Indenture, Advance and the Surviving Corporation will provide the Paying Agent with cash in an amount equal to the Merger Consideration times the number of shares of ACBJ Common Stock into which Convertible Debentures (whose conversion rights are exercised after the Effective Time but before the close of business on the fifth business day prior to the Redemption Date) could have been converted immediately prior to the Effective Time. In lieu of any fractional share otherwise resulting from such conversion, a holder will receive an amount equal to such fraction multiplied by the Merger Consideration. Promptly after the Effective Time, stockholders will be mailed a notice of the consummation of the Merger, together with instructions as to delivery of certificates for ACBJ Common Stock (including instructions for stockholders whose stock is held in street name) and other documentation to the Paying Agent. The Paying Agent will mail to each holder of ACBJ Common Stock as soon as practicable after receipt of the stock certificate or certificates and properly completed transmittal documentation, a check equal to the Merger Consideration multiplied by the number of shares surrendered by such stockholder, after giving effect to any required tax withholdings. No interest will be paid or accrued on the amounts payable upon the surrender of stock certificates. Six (6) months after the Effective Time of the Merger, any remaining funds held by the Paying Agent may be released to the Surviving Corporation upon written request, in which case the Surviving Corporation shall thereafter act as Paying Agent.

Conditions to the Merger

         The respective obligations of ACBJ, Advance and Merger Sub to consummate the Merger are subject to the fulfillment of certain conditions including, among others, the following: (i) the performance in all material respects of all obligations and covenants made by the other parties to the Merger Agreement; (ii) the absence of any prohibition by any statute, rule, regulation, judgment, decree, injunction or other order of a court or governmental or regulatory authority of competent jurisdiction prohibiting the consummation of the transactions contemplated by the Merger Agreement; (iii) the representations and warranties made by the other parties in the Merger Agreement being true and correct unless the failure of such representations and warranties to be true and correct is caused by a matter, development or event which has not had or is not reasonably likely to have a material adverse effect (as provided in the Merger Agreement); (iv) the delivery of all regulatory and other filings to, and receipt of all consents, approvals and authorizations from, governmental and regulatory authorities required by ACBJ in connection with the execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby; and (v) the expiration or termination of the waiting period under the HSR Act.

         The obligations of Advance and Merger Sub are also subject to the following conditions, among others: (i) the absence of any action, suit or proceeding instituted by any governmental or regulatory authority, agency, department or commission, or, in the case of the valid exercise of jurisdiction over the transactions contemplated by the Merger Agreement with respect to antitrust considerations, threatened to be instituted by any such authority, agency, department or commission exercising such antitrust jurisdiction, seeking to (a) prohibit the consummation of the transactions contemplated by the Merger Agreement, or (b) except as set forth in the Merger Agreement, impose on ACBJ, Advance, Merger Sub or any of their respective affiliates, any terms or conditions that in the good faith judgment of the Board of Directors of Advance are reasonably likely to adversely affect in any significant manner the economic benefits of the transactions contemplated by the Merger Agreement to

Advance and its stockholders; (ii) the absence of any material adverse effect on the financial condition, business, assets, prospects or results of operations of ACBJ and its subsidiaries taken as a whole;
(iii) the receipt by ACBJ of third party consents from lessors of certain properties leased by the Company; and (iv) the number of shares of ACBJ Common Stock held by stockholders who exercise appraisal rights under Section 262 of the Delaware General Corporation Law must not represent more than 15% of the outstanding ACBJ Common Stock.

         The obligations of ACBJ are also subject to the confirmation by the Paying Agent that Advance and Merger Sub have deposited all funds necessary to consummate the transactions contemplated by the Merger Agreement.

         Other than compliance with the federal securities laws and filings under the HSR Act, no federal or state regulatory requirements must be complied with or approval obtained in connection with the Merger. See "The Merger Agreement -- Conditions to the Merger."

         Required notifications under the HSR Act were made on August
16, 1995.   On September 12, 1995, the FTC notified ACBJ and Advance
that the waiting period required by the HSR Act had been terminated.

Covenants and Additional Agreements

         Operational Covenants. In the Merger Agreement, ACBJ has agreed, among other things, that prior to the Effective Time, ACBJ will conduct its business diligently, in compliance with all applicable laws and only in the ordinary and usual course and, to the extent consistent therewith, will use its best efforts to preserve its business organization intact, to maintain its existing relations with customers, suppliers, employees and business associates and to keep available the services of its present officers, agents and employees.

         Acquisition Proposals. Each of ACBJ and BJALP also has agreed in the Merger Agreement that it will not and will not permit any of their respective officers, directors, employees, representatives or agents to solicit or initiate any discussions, proposals, offers or negotiations with, or, except to the extent required by fiduciary obligations under applicable laws, participate in any negotiations or discussions with or provide any information or data of any nature whatsoever to, or otherwise cooperate in any way with, any other person concerning any transaction involving the sale of all or a material amount of the Company's assets, a merger or other form of business combination involving ACBJ, the sale of 15% or more of the ACBJ Common Stock or any other transaction effecting a change in control of the Company. Each of ACBJ and BJALP has further agreed that it will promptly notify Advance and Merger Sub in the event of its receipt of any such proposals or offers and of any action it proposes to take in response thereto.

         Additional Agreements. ACBJ, Advance and Merger Sub have agreed (i) to make any applicable regulatory filings and, thereafter, any other required submissions with respect to the Merger and (ii) to use all reasonable efforts to cooperate with each other, take all action and do all other things necessary, proper or appropriate under the Merger Agreement and all applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement. BJALP further agreed in the Merger Agreement to execute and deliver, as majority stockholder of ACBJ, a written consent to the transaction pursuant to Sections 228 and 251 of the Delaware General Corporation Law. BJALP delivered such consent to the Company as of August 15, 1995.

Redemption of Convertible Debentures

         The Merger Agreement also provides that at the Effective Time, the Surviving Corporation will take all requisite actions in accordance with the terms of the Indenture to redeem all of the then outstanding Convertible Debentures. Such redemption shall become effective, subject to the terms of the Indenture, 30 days after the Effective Time with respect to all Convertible Debentures whose conversion rights are not validly exercised before the close of business on the fifth business day prior to the Redemption Date. The Board currently anticipates that, in general, holders of the Convertible Debentures will exercise their conversion rights and receive the Merger Consideration rather than having their securities redeemed at the lower redemption rate provided under the terms of the Indenture.

Indemnification

         Under the ACBJ bylaws, ACBJ's current officers, directors, employees and agents will be indemnified by ACBJ, following consummation of the Merger against certain liabilities, including certain liabilities, if they should arise, in connection with the Merger. In the Merger Agreement, Advance agreed to cause ACBJ to maintain such indemnification obligations with respect to events occurring prior to the Merger for a period of six years after the Merger. The Merger Agreement also provides, in general, that the Company shall maintain directors' and officers' liability insurance with respect to actions prior to the Merger for a period of two years after the Effective Time.

Termination

         The Merger Agreement may be terminated as follows: (i) by the mutual consent of Advance, Merger Sub and ACBJ; (ii) by Advance or ACBJ if (a) the Merger shall not have been consummated on or before December 31, 1995 (unless the failure to consummate the Merger by such date is due to a breach or violation of the Merger Agreement by the party seeking to terminate), (b) there shall be a final and non-appealable order of a court of competent jurisdiction or of another governmental body prohibiting the Merger, or (c) the other party is in material breach under the Merger Agreement and has failed to cure the breach within ten (10) calendar days following written notice from the non-breaching party; (iii) by ACBJ if (a) ACBJ receives an unsolicited written offer with respect to an acquisition transaction that would, if consummated, result in a transaction more favorable to ACBJ's stockholders from a financial point of view than the transaction contemplated by the Merger Agreement, (b) the Board of Directors of ACBJ determines their approval of such transaction is required by fiduciary obligations under applicable law, and (c) following three business days' prior written notice to Advance of ACBJ's possible intention to enter into an agreement in respect thereof, ACBJ enters into a binding written agreement in respect thereof, or (iv) by Advance, if (a) a court or other governmental body shall have effected an order prohibiting the transactions contemplated by the Merger Agreement, or (b) a governmental or regulatory body shall have instituted an action seeking to prohibit the transactions contemplated by the Merger Agreement or to impose on ACBJ, Advance or Merger Sub or any of their affiliates any terms or conditions that in the good faith judgment of the Board of Directors of Advance are reasonably likely to adversely affect in any significant manner the economic benefits of such transactions to Advance and its stockholders; provided, that Advance shall be entitled to terminate the Merger Agreement as provided in (a) or (b) above only if prior to the entering of such order or institution of such action, Advance shall have satisfied certain other terms and conditions specified in the Merger Agreement, or (c) the Company shall engage in certain negotiations or provide certain confidential information to third parties in the exercise by the Company's Board of Directors of its fiduciary obligations under applicable law and Advance has not exercised an option under either the BJALP Option Agreement or the Company Option Agreement.

Amendments; Expenses of the Merger

         The Merger Agreement may be amended or modified pursuant to a written agreement executed by ACBJ, BJALP, Advance and Merger Sub and provides that ACBJ, Advance and Merger Sub will each bear their own expenses incurred in connection with the Merger.


                         THE OPTION AGREEMENTS

The BJALP Option Agreement

         Concurrently with and pursuant to the Merger Agreement, BJALP, OPUBCO and Advance entered into the BJALP Option Agreement pursuant to which BJALP granted Advance the irrevocable option, upon the occurrence of certain limited circumstances described below, to purchase the 3,885,105 shares of ACBJ Common Stock owned by BJALP, including any distributions of securities, cash, property or other assets or rights in respect of such shares distributed or issued by ACBJ after the date of the BJALP Option Agreement, at a price of $28.00 per share. The purchase price and number of shares subject to the option are subject to adjustment upon the occurrence of any change in the number of issued and outstanding shares of ACBJ Common Stock by reason of any stock dividend, stock split, split-up, recapitalization, merger or other change in the corporate or capital structure of ACBJ. All references in this Information Statement to the terms and conditions in the BJALP Option Agreement are qualified in their entirety by reference to the BJALP Option Agreement, a copy of which is attached hereto as Exhibit B.

         Advance may exercise such option at any time prior to the termination of the BJALP Option Agreement upon at least one, but not more than twenty, business days' prior written notice to BJALP and OPUBCO. Advance's right to exercise the option, and BJALP's obligations to deliver shares subject to such option, are subject to the following conditions: (i) the occurrence of one or more of the following: (a) the acquisition by any person, entity or group, other than Advance or an affiliate of Advance, of the beneficial ownership of 20% or more of the then outstanding shares of ACBJ Common Stock or the commencement of a tender or exchange offer by any such person for 20% or more of the outstanding shares of ACBJ Common Stock; (b) ACBJ or BJALP having entered into an agreement (including an agreement in principle) providing for or relating to a business combination involving ACBJ or a subsidiary thereof, the acquisition of ACBJ Common Stock, or a material portion of the assets, business or operations of ACBJ or any subsidiary thereof; or (c) a public announcement or disclosure is made with respect to an ongoing or continuing plan or intention by ACBJ or any person, entity or group, other than Advance or an affiliate of Advance, to propose or effect any of the above transactions; and (ii) the absence of any preliminary or permanent injunction or other order issued by any federal or state court of competent jurisdiction in the United States prohibiting Advance's exercise of the option and/or BJALP's delivery of the shares subject to the option.

         The obligations of BJALP to deliver shares subject to such option are also subject to the expiration or termination of any applicable waiting period under the HSR Act.

         In the BJALP Option Agreement, BJALP has agreed not to (i) sell, transfer, pledge, assign, hypothecate or otherwise dispose of, or enter into any contract with respect to any such disposition of, its shares; or (ii) grant any proxies with respect to any such shares, deposit any such shares into a voting trust or enter into a voting agreement with respect to any such shares. BJALP also has agreed that, on or prior to the closing of Advance's exercise of such option, it will pay OPUBCO the principal amount and all accrued and unpaid interest owed to OPUBCO under that certain promissory note (the "Note") issued by BJALP in favor of OPUBCO, which Note is secured by that certain pledge agreement (the "Pledge Agreement") between BJALP and OPUBCO pursuant to which BJALP has pledged its shares of ACBJ Common Stock to OPUBCO, or otherwise obtain the consents, waivers and releases of OPUBCO described below. If prior to the closing, BJALP has not paid such amounts due under the Note, Advance may pay OPUBCO that portion of the aggregate purchase price for the shares necessary to satisfy such obligation and any such payment shall be credited against the aggregate purchase price payable to BJALP for the shares.

         On the closing date of Advance's exercise of such option, OPUBCO is required to deliver to Advance an unconditional and irrevocable consent, waiver and release, effectively consenting to the transfer of BJALP's shares, and waiving and releasing all of OPUBCO's rights, title and interests in such shares pursuant to the Pledge Agreement. The obligations of OPUBCO to deliver such consents, waivers and releases are subject to the condition that BJALP (or Advance on its behalf) shall have paid OPUBCO all amounts due under the Note.

         During the term of the BJALP Option Agreement, BJALP and/or OPUBCO, as applicable, has agreed to vote BJALP's shares of ACBJ Common Stock in any meeting or action by consent of ACBJ stockholders (i) in favor of the Merger and the Merger Agreement, and (ii) against any transaction involving the sale of all or a material portion of ACBJ's assets, a merger or other business combination involving ACBJ or any of its subsidiaries, the sale of 15% or more of ACBJ Common Stock or any other transaction(s) effecting a change in control of ACBJ. If requested by Advance, BJALP and/or OPUBCO, as applicable, has agreed to grant Advance an irrevocable proxy to vote all BJALP's shares of ACBJ Common Stock in regard to any of such matters.

         The BJALP Option Agreement shall terminate upon the earlier of
(i) the Effective Time, and (ii) the termination of the Merger Agreement (or sixty days after termination if the Merger Agreement is terminated by ACBJ because (a) it received an unsolicited written offer with respect to an acquisition transaction that would, if consummated, result in a transaction more favorable to ACBJ's stockholders from a financial point of view than the transaction contemplated by the Merger Agreement,
(b) the Board of Directors of ACBJ determines, as is provided for in the Merger Agreement, that approval of such transaction is required in the exercise of the Board's fiduciary obligations under applicable law and
(c) following three days' prior written notice to Advance of ACBJ's possible intention to enter into an agreement in respect thereof, ACBJ enters into a binding written agreement in respect thereof). However, if the option cannot be exercised or the shares subject to the option cannot be delivered upon exercise by reason of any applicable judgment, decree or order or because an applicable waiting period under the HSR Act has not expired or terminated, the expiration date of the BJALP Option Agreement shall be extended until thirty days after such impediment to exercise or delivery has been removed.

         The BJALP Option Agreement provides that BJALP, OPUBCO and Advance will each pay its own expenses in connection therewith.

The Company Option Agreement

         Concurrently with and pursuant to the Merger Agreement, ACBJ and Advance entered into the Company Option Agreement pursuant to which ACBJ granted Advance the irrevocable option, upon the occurrence of certain limited events described below, to purchase up to 1,376,000 shares of previously unissued shares of ACBJ Common Stock at a price of $28.00 per share. The purchase price and number of shares issuable upon exercise of the option are subject to adjustment, to restore Advance's rights under the Company Option Agreement, upon the occurrence of any change in the number of issued and outstanding shares of ACBJ Common Stock by reason of any stock dividend, stock split, split-up, recapitalization, merger or other change in the corporate or capital structure of ACBJ. All references in this Information Statement to the terms and conditions in the Company Option Agreement are qualified in their entirety by reference to the Company Option Agreement, a copy of which is attached hereto as Exhibit C.

         Advance may exercise such option, in whole or in part, at any time prior to the termination of the Company Option Agreement upon at least one, but not more than twenty, business days' prior written notice to ACBJ. Advance's right to exercise the option, and ACBJ's obligations to deliver shares subject to such option, are subject to the following conditions: (i) the occurrence of one or more of the following: (a) the acquisition by any person, entity or group, other than Advance or an affiliate of Advance, of the beneficial ownership of 20% or more of the then outstanding shares of ACBJ Common Stock or the commencement of a tender or exchange offer by any such person for 20% or more of the outstanding shares of ACBJ Common Stock; (b) ACBJ or BJALP having entered into an agreement (including an agreement in principle) providing for or relating to a business combination involving ACBJ or a subsidiary thereof, the acquisition of ACBJ Common Stock, or a material portion of the assets, business or operations of ACBJ or any subsidiary thereof; or (c) a public announcement or disclosure is made with respect to an ongoing or continuing plan or intention by ACBJ or any person, entity or group, other than Advance or an affiliate of Advance, to propose or effect any of the above transactions; and (ii) the absence of any preliminary or permanent injunction or other order issued by any federal or state court of competent jurisdiction in the United States prohibiting Advance's exercise of the option and/or ACBJ's delivery of the shares subject to the option.

         The obligations of ACBJ to deliver shares subject to the option are also subject to the expiration or termination of any applicable waiting period under the HSR Act. ACBJ has agreed to keep reserved for issuance a number of authorized but unissued shares of ACBJ Common Stock equal to the number of shares subject to the option.

         The Company Option Agreement shall terminate upon the earlier of (i) the Effective Time, and (ii) the termination of the Merger Agreement (or sixty days after termination if the Merger Agreement is terminated by ACBJ because (a) it received an unsolicited written offer with respect to an acquisition transaction that would, if consummated, result in a transaction more favorable to ACBJ's stockholders from a financial point of view than the transaction contemplated by the Merger Agreement, (b) the Board of Directors of ACBJ determines, as is provided for in the Merger Agreement, that approval of such transaction is required in the exercise of the Board's fiduciary obligations under applicable law and (c) following three days' prior written notice to Advance of ACBJ's possible intention to enter into an agreement in respect thereof, ACBJ enters into a binding written agreement in respect thereof). However, if the option cannot be exercised or the shares subject to the option cannot be delivered upon exercise by reason of any applicable judgment, decree or order or because an applicable waiting period under the HSR Act has not expired or terminated, the expiration date of the Company Option Agreement shall be extended until thirty days after such impediment to exercise or delivery has been removed.

         The Company Option Agreement provides that ACBJ and Advance will each pay its own expenses in connection therewith.

         If Advance were to fully exercise the options granted under both the BJALP Option Agreement and the Company Option Agreement (which are exercisable only under the limited circumstances stated therein) it would hold approximately 63% of the ACBJ Common Stock outstanding on August 3, 1995 (approximately 48% on a fully diluted basis).


             INFORMATION CONCERNING ADVANCE AND MERGER SUB

         Advance is a New York corporation that was established in 1924. The business conducted by Advance and its subsidiaries is primarily in the publishing and communications fields, including the publication of daily newspapers in 22 cities throughout the United States. Advance owns The New Yorker magazine and The Conde Nast Publications Inc., which publishes 14 magazines in the United States in addition to magazines in Western Europe and Australia. Random House, Inc., also a subsidiary of Advance, is a major United States book publisher. Advance also publishes Parade magazine, a Sunday newspaper supplement. Another subsidiary of Advance is a partner in an entity having a 1/3 interest in Time Warner Entertainment-Advance/Newhouse Partnership, which owns and operates cable systems. Advance is controlled by the family of S.I. Newhouse.

         Merger Sub is a Delaware corporation that was incorporated by Advance as a vehicle to acquire all shares of ACBJ Common Stock by way of the merger of Merger Sub with and into ACBJ as described herein. As of the execution of the Merger Agreement, Advance was the sole stockholder of Merger Sub.

         The address of the principal executive offices of Advance and Merger Sub is 350 Madison Avenue, New York, New York 10017; Telephone
(212) 692-4400.


              APPRAISAL RIGHTS OF DISSENTING STOCKHOLDERS

         Stockholders of ACBJ who (i) hold shares of ACBJ Common Stock on the date of making demand and continuously hold such shares through the Effective Time, and (ii) follow the procedures specified in Section 262 of the Delaware General Corporation Law ("Section 262") will be entitled to have their shares of ACBJ Common Stock appraised by the Delaware Court of Chancery and to receive payment of the "fair value" of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, as determined by such Court. The procedures set forth in Section 262 should be strictly complied with. Failure to follow any of such procedures may result in a termination or waiver of appraisal rights under Section 262.

         The following discussion of the provisions of Section 262 is not intended to be a complete statement of its provisions and is qualified in its entirety by reference to the full text of that section, a copy of which is attached as Exhibit D hereto.

         Under Section 262, a stockholder of ACBJ electing to exercise appraisal rights must both:

                 (1) within twenty (20) days after the date of the mailing of this Information Statement, demand in writing from ACBJ appraisal of his shares, which writing reasonably informs ACBJ of the identity of the stockholder of record and that such record stockholder intends thereby to demand the appraisal of his shares of ACBJ Common Stock. Such written demand for appraisal should be delivered either in person to the Corporate Secretary of ACBJ or by mail (certified mail, return receipt requested, being the recommended form of transmittal) to the Corporate Secretary, at ACBJ, 128 S. Tryon Street, Suite 2300, Charlotte, North Carolina 28202, and

                 (2) not consent in writing to the proposal relating to the Merger Agreement.

         The written demand for appraisal must be made by or for the holder of record of ACBJ Common Stock registered in his name. Accordingly, such demand should be executed by or for such stockholder of record, fully and correctly, as such stockholder's name appears on his stock certificates. If the stock is owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in such capacity and if the stock is owned of record by more than one person as in a joint tenancy or tenancy in common, such demand should be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a stockholder of record. However, the agent must identify the record owner or owners and expressly disclose the fact that in executing the demand he is acting as agent for the record owner.

         Within 120 days after the day of the Effective Time, ACBJ or any stockholder of ACBJ who has satisfied the foregoing conditions and who is otherwise entitled to appraisal rights under Section 262, may file a petition in the Delaware Court of Chancery demanding a determination of the value of the shares of ACBJ Common Stock held by all stockholders entitled to appraisal rights. If no such petition is filed, appraisal rights will be lost for all stockholders who had previously demanded appraisal of their shares. Stockholders of ACBJ seeking to exercise appraisal rights should not assume that ACBJ will file a petition with respect to the appraisal of the value of their shares or that ACBJ will initiate any negotiations with respect to the "fair value" of such shares. Accordingly, stockholders of ACBJ who wish to exercise their appraisal rights should regard it as their obligation to take all steps necessary to perfect their appraisal rights in the manner prescribed in Section 262.

         Within 120 days after the day of the Effective Time, any stockholder who has complied with the provisions of Section 262 is entitled, upon written request, to receive from ACBJ a statement setting forth the aggregate number of shares of ACBJ Common Stock which did not consent to the adoption of the Merger Agreement and with respect to which demands for appraisal have been received by ACBJ and the aggregate number of holders of such shares. Such statement must be mailed to the stockholder within 10 days after the written request therefor is received by ACBJ or within 10 days after expiration of the period for delivery of demands for appraisal under
Section 262, whichever is later.

         If a stockholder files the petition for appraisal in a timely manner, ACBJ must file, within 20 days of service of the stockholder's petition, a verified list of the names and addresses of all stockholders who have demanded appraisal for their shares and with whom ACBJ has not reached an agreement regarding value. If ACBJ files a petition, it must be accompanied by a similar list. If so ordered by the Court, the Register of Chancery is required to provide notice by registered or certified mail of the hearing on such petition to stockholders shown on the list and to provide notice by publication.

         If a petition for an appraisal is timely filed, at the hearing on such petition, the Delaware Court of Chancery will determine the stockholders of ACBJ entitled to appraisal rights and will appraise the value of the ACBJ Common Stock owned by such stockholders, determining its "fair value" exclusive of any element of value arising from the accomplishment or expectation of the Merger. The Court will direct payment of the fair value of such shares together with a fair rate of interest, if any, on such fair value to stockholders entitled thereto upon surrender to ACBJ of share certificates. Upon application of a stockholder, the Court may, in its discretion, order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal proceeding, including without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all the shares entitled to appraisal.

         Although ACBJ believes that the Merger Consideration to be paid in the Merger is fair, it cannot make any representation as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a lower, higher or equivalent value.

         Any stockholder of ACBJ who has duly demanded an appraisal in compliance with Section 262 will not, after the Effective Time, be entitled to vote his shares for any purpose nor be entitled to the payment of any dividends or other distributions on his shares (other than those payable to stockholders of record as of a date prior to the Effective Time).

         If no petition for an appraisal is filed within the time provided, or if a stockholder of ACBJ delivers to ACBJ a written withdrawal of his demand for an appraisal, either within 60 days after the Effective Time or, with the written approval of ACBJ, thereafter, then the right of such stockholder to an appraisal will cease and such stockholder shall be entitled to receive in cash, without interest, the Merger Consideration of ACBJ Common Stock, the amount to which he would have been entitled had he not demanded appraisal of his shares. No appraisal proceeding in the Court of Chancery will be dismissed as to any stockholder without the approval of the Court, which approval may be conditioned on such terms as the Court deems just.

                       MARKET PRICE AND DIVIDENDS

         ACBJ's Common Stock trades on the NASDAQ National Market System under the symbol "AMBJ." ACBJ Common Stock has been traded on the NASDAQ National Market System since October 1, 1985. The following table sets forth the high and low last sale prices for the periods indicated as reported by the NASDAQ National Market System. These market quotations reflect inter-dealer prices without retail mark-ups, mark-downs and commissions and have been adjusted for a 2 for 1 stock split in 1994 and a 5% stock dividend in 1995.

                 1995                      High                     Low

                 First Quarter             $19 1/2                  $15
                 Second Quarter              22                      18

                 1994                      High                     Low

                 First Quarter             $16                      $14
                 Second Quarter             16 1/4                   14
                 Third Quarter              16                       14
                 Fourth Quarter             17                       15 1/2

                 1993                      High                     Low

                 First Quarter             $  9 1/2                  $ 7
                 Second Quarter              11                        8
                 Third Quarter               12                       10 1/2
                 Fourth Quarter              14 1/2                   12

         The policy of ACBJ is to retain earnings to provide funds for the operation and expansion of its business. Accordingly, ACBJ has never paid a cash dividend on its common stock and does not anticipate declaring cash dividends prior to the Effective Time.

         As of September 25, 1995, there were approximately 1200
participants in security position listings, as defined in Rule 17Ad-8 under the Securities Act of 1934, for ACBJ Common Stock. As of September 25, 1995, the Company had approximately 400 stockholders of record of the ACBJ Common Stock.

         On August 3, 1995, the last business day prior to the public announcement of the Merger, the closing sale price per share of ACBJ
Common Stock as reported on the NASDAQ National Market System (which was also both the high and low sale price on such date) was $21 3/4. The range of the bid and asked prices for the Convertible Debentures on such date was 128% and 138% of par, respectively, as reported in the over-the-counter market. As of September 25, 1995, the most recent closing sales price per share of ACBJ Common Stock as reported on the NASDAQ National Market System was $27 3/8.

Stockholders of ACBJ are urged to obtain current market quotations for ACBJ Common Stock.

                      SELECTED FINANCIAL DATA (a)
                (in thousands except per share amounts)

         The summary financial data for the five years ended December 31, 1994 is prepared from the audited financial statements of the Company. The data for the six months ended June 30, 1994 and 1995 is prepared from the unaudited financial statements which, in the opinion of management, reflect all adjustments necessary to fairly present the financial position and results of operations for the respective periods. The summary financial data should be read in conjunction with the consolidated financial statements and notes thereto set forth elsewhere herein.

                                                                                                                  Six Months
                                                           Year Ended December 31                               Ended June 30
                                            1990        1991         1992         1993          1994          1994         1995
                                                                                                                 (unaudited)

Revenues                                  $70,014      $68,712      $70,727      $86,672      $97,696      $44,677      $54,389
Operating expenses                         66,084       63,085       64,069       75,860       83,346       39,476       47,803
Operating income                            3,930        5,627        6,658       10,812       14,350        5,201        6,586
Gain on sale of assets                      3,231            -            -            -            -            -            -
Interest expense, net                     (1,551)      (1,593)      (1,874)      (4,932)      (4,637)      (2,399)      (2,302)
Other income (expense)                       (63)          (7)           50          (5)        (582)            3           10
Income before
     income taxes                           5,547        4,027        4,834        5,875        9,131        2,805        4,294
Provision for income taxes                    217          200          943        2,475        3,835        1,178        1,761
Net income                                  5,330        3,827        3,891        3,400        5,296        1,627        2,533
Preferred stock dividends                   2,187        2,032        1,926            -            -            -            -
Income attributable to
     common stockholders                  $ 3,143      $ 1,795      $ 1,965      $ 3,400      $ 5,296      $ 1,627      $ 2,533
Income per
     share (b)-Primary                   $    .45     $    .27     $    .29     $    .50     $    .74     $    .23     $    .35
                -Fully diluted                  -            -            -            -          .71            -          .34
At period end:
     Total assets                         $67,257      $68,178      $76,077      $82,886      $92,130      $85,834      $94,480
     Long-term debt                        33,297       33,263       36,514       36,785       35,788       36,402       35,403
     Convertible subordinated debentures        -            -       31,878       31,878       31,878       31,878       31,826
     Stockholders' investment              19,764       20,541     (10,081)      (6,249)      (1,461)      (3,722)        1,259
     Book value per share (c)            $   2.36     $   2.45     $   2.59     $   3.02     $   3.56     $   3.27     $   3.71
     Cash dividends per share           $       -    $       -    $       -    $       -    $       -    $       -    $       -

(a) The comparability of this data is affected by (1) acquisitions in 1990, 1991, 1992, 1993, 1994 and 1995; (2) restatement of the consolidated financial statements for adoption in 1992 of SFAS 109-Accounting for Income Taxes; and (3) the exchange on December 31, 1992 of the Company's convertible preferred stock for convertible subordinated debentures.

(b) Adjusted for a 2-for-1 stock split distributed April 29, 1994 to stockholders of record April 18, 1994, and for a 5% stock dividend paid on January 16, 1995 to stockholders of record December 15, 1994.

(c) Assumes conversion of the convertible subordinated debentures (convertible preferred stock prior to 1992).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Financial Condition and Liquidity

         At December 31, 1994 the Company had a current ratio of 1.4:1 and over $17 million in cash and cash equivalents. At June 30, 1995 the Company had a current ratio of 1.5:1 and over $21.1 million in cash and cash equivalents. The level of liquidity increased from December 31, 1994 from internally generated funds.

         The Company believes its existing liquidity and cash flow from operations is sufficient in 1995 to fund (a) interest ($5 million) and principal ($1 million) on long-term debt and Convertible Debentures; (b) capital additions of approximately $1.2 million for new production systems, computer software and hardware upgrades and miscellaneous items of furniture and equipment; (c) working capital requirements which are not expected to be significant; and (d) the $2,488,000 of federal income taxes relating to years prior to 1994 under the settlement initiative with the Internal Revenue Service as described in Note 5 to the Audited Consolidated Financial Statements.

         The Company has no agreements in place for the extension of credit because no such arrangements are deemed necessary.

Results of Operations

         Three Months Ended June 30, 1995 Compared to 1994. The comparative operating results are impacted by acquisitions as described in Note 4 to the Unaudited Consolidated Financial Statements.

         Total revenues increased 22.5% for the quarter (12.2% excluding acquisitions). Advertising revenue increased 15.5% (12.7% excluding acquisitions) from increases in local and national advertising in the business journals and a 65.0% (29.2% excluding acquisitions) increase in advertising in the motorsports publications. Advertising revenue, which comprised 72.9% of total revenue in the second quarter of 1995, is sensitive to change in economic conditions and a slowdown in the economy could adversely impact this revenue.

         Circulation revenue increased 20.0% (8.1% excluding acquisitions) from a 5.3% increase in the business journals on a 2.1% increase in paid circulation and a 64.5% increase (17.2% excluding acquisitions) in the motorsports publications. Paid circulation of the business journals was 329,310 at June 30, 1995.

         Other revenue increased 205.7% during the quarter primarily from the inclusion of Performance Printing Company. For publications operated throughout both periods, other revenue increased 26.9%.

         Operating expenses increased 23.1% (10.4% at publications operated throughout both periods). The increase consisted of normal compensation increases, increased commissions on the increase in advertising sales, and some increase in printing and distribution expenses.

         Operating income increased $761,000 or 19.4% to $4,683,000 for the quarter from increases in advertising and circulation revenue. Operating income as a percent of total revenue was 15.9% (17.6% excluding acquisitions) for the second quarter 1995 compared to 16.3% in the second quarter 1994.

         Net interest expense decreased $18,000 from the second quarter of 1994 primarily from an increased level of invested funds. There were modest changes in debt outstanding and a 1% increase in the interest rate on the Company's $20 series promissory notes.

         The Company recorded income tax expense in the second quarter of 1995 at an estimated effective rate of 41%, compared to an effective rate of 42% in the second quarter of 1994.

         Six Months Ended June 30, 1995 Compared to 1994. The comparative operating results are impacted by acquisitions as described in Note 4 to the Unaudited Consolidated Financial Statements.

         Total revenues for the six months ended June 30, 1995 increased 21.7% over the same period in 1994. Revenues of publications operated in both 1995 and 1994 increased 11.8%.

         Advertising revenue increased 14.6% (12.0% increase at publications operated in both periods) from increases in local and national advertising in the business journals and a 73.4% (38.2% excluding acquisitions) increase in advertising in the motorsports publications. Advertising revenue, which comprised 71.4% of total revenue for the six months ended June 30, 1995, is sensitive to change in economic conditions and a slowdown in the economy could adversely impact this revenue.

         Circulation revenue increased 20.7% (9.3% excluding acquisitions) from increases in both paid circulation and subscription rates. Motorsports publications increased circulation revenue 63.8% (16.8% excluding acquisitions) and the business journals increased 7.1%.

         Other revenue increased 171.9% for the six months ended June 30, 1995 compared with the same period in 1994, primarily from the inclusion of Performance Printing Company. For publications operated throughout both periods, other revenue increased 21.2%.

         Operating expenses increased 21.1% (9.1% at publications operated throughout both periods). The increase consisted of normal increases in compensation, increased commissions on the increase in advertising sales, and some increase in printing and distribution expenses.

         Operating income increased $1,385,000 or 26.6% for the six month period. The increase resulted primarily from increased advertising and circulation revenue.

         Net interest expense decreased $97,000 during the six months primarily from an increased level of invested funds. There were modest changes in debt outstanding and a 1% increase in the interest rate on the Company's $20 series promissory notes.

         The Company recorded income tax expense at an estimated effective rate of 41% for the six months ended June 30, 1995 compared to an effective rate of 42% for the six months ended June 30, 1994.

         Comparison of 1994 to 1993.   Comparative operating results
were modestly impacted by acquisitions in 1994 (see Note 2 to the Audited Consolidated Financial Statements).

         Total revenues increased 12.7% in 1994 (11.6% excluding acquisitions). Advertising revenue increased 11.9% (11.2% excluding acquisitions) from increases in local and national advertising in the business journals and a 53.4% increase in advertising revenue in Winston Cup Scene. 24 of the 26 business journals operated throughout 1993 and 1994 increased advertising revenue. Such increases reflect rate increases, the general impact of an improving national economy and enhanced selling efforts by the Company's sales force. Advertising revenue, which comprised 77.1% of total revenue in 1994, is sensitive to changes in general economic conditions and a deterioration in the economy could have an adverse impact on this revenue source.

         Circulation revenue increased 16.3% (13.5% excluding acquisitions) from increases in paid circulation and rate increases. Paid circulation of the business journals increased 3.8% for the year and was 327,788 (including Austin) at December 31, 1994. Paid circulation of Winston Cup Scene increased 13.5% to 119,844 at year end.

         Other revenue increased 10.4% (9.8% excluding acquisitions) from increased advertising in non-newspaper publications.

         Total operating expenses increased 9.9% (7.7% excluding acquisitions). Excluding acquisitions, percentage increases by expense category were; editorial - 8.0%, sales - 4.7%, circulation - 9.3%, production - 11.8%, administration - 7.5% and depreciation and amortization - 3.5%. The increase in editorial and administration is from normal compensation increases, increased training and a small increase in total staff. Increased sales expense is from commissions on additional volume partially offset by reduced promotional activity. Excluding Winston Cup Scene which had increases in circulation and production expenses of 32.8% and 30.6%, respectively, as a result of increased volume, circulation expenses increased 5.8% primarily from increased volume and production expenses increased 9.8% from increased volume, additional focus and special sections and compensation increases. Increases in newsprint prices did not have a significant impact on operating results for 1994 and are not expected to materially impact 1995's results as newsprint is not a significant component of total operating expenses. The increase in depreciation and amortization is related to capital additions in 1993 and 1994.

         Operating income increased $3,538,000 or 32.7% primarily as a result of the increases in advertising and circulation revenue. In 1994, 32.1% of the increase in total revenue was added to operating income vs. 26.1% in 1993. Operating income as a percent of total revenue increased from 12.5% in 1993 to 14.7% in 1994.

         Interest expense increased $19,000 from modest changes in debt outstanding and an increase, in the fourth quarter of the year, in the interest rate on the Company's $20 Series Promissory Notes to 8 1/2%.

         Interest income increased $314,000 from increased yield and a higher level of invested funds.

         Other expense includes $554,000 representing the Company's share of joint venture losses (see Note 2 to the Audited Consolidated Financial Statements) on the BIZ publication which was discontinued in January 1995.

         The provision for income taxes was based on a 42% effective rate in both 1993 and 1994. A reconciliation of this rate to the statutory rate is set forth in Note 5 to the Audited Consolidated
Financial Statements.

         Comparison of 1993 to 1992.   The comparative operating results
are impacted by the acquisition of Winston Cup Scene on December 31, 1992 and by the acquisition of the San Jose Business Journal on March 1, 1993 (see Note 2 to the Audited Consolidated Financial Statements).
Both acquisitions were accounted for as purchases and the operating results for 1993 include Winston Cup Scene for the entire year and the San Jose Business Journal for ten months.

         Total revenue increased 22.5% in 1993 (9.9% excluding acquisitions). Advertising revenue increased 20.0% (11.5% excluding acquisitions) from increases in both local and national advertising aided by an improving economy. 23 of the 26 business journals operated throughout 1993 and 1992 increased advertising revenue. Advertising revenue, which comprised 77.7% of total Company revenue in 1993, is sensitive to change in economic conditions and a deterioration of the overall economy could have an adverse impact on this revenue source.

         Circulation revenue increased 38.0% primarily from the inclusion of Winston Cup Scene where circulation revenue comprises 65.0% of total revenue. Excluding acquisitions, circulation revenue increased 5.4% from a 3.7% increase in paid circulation and modest rate increases. Paid circulation was 312,952 (including San Jose Business Journal) at December 31, 1993 compared to 288,724 at December 31, 1992.

         Other revenue increased 7.4% primarily from including acquisitions.

         Total operating expenses increased 18.4% (6.3% excluding acquisitions). Excluding acquisitions, percentage increases by expense category were: editorial - 3.2%, sales - 12.2%, circulation - 9.1%, production - 7.8% and administration - 4.7%. Depreciation and amortization declined 9.4%. The increase in editorial and administration expenses is from normal compensation increases. The increase in sales expense is from commissions on an 11.5% increase in advertising sales and increased promotional activity. The increase in circulation expense is from compensation increases, increased volume from a 3.7% increase in paid circulation and increased promotional activity. The increase in production expense is from compensation increases and increased volume.

         Operating income increased $4,154,000 or 62.4%. Excluding acquisitions, operating income increased 44.5% primarily from the increase in advertising revenue.

         Interest expense increased $2,129,000. The increase resulted primarily from $1,913,000 of interest on the Convertible Debentures (the Preferred Stock was converted to Convertible Debentures effective December 31, 1992, see Note 7 to the Audited Consolidated Financial Statements) and $262,000 of interest on the note issued in connection with the acquisition of Winston Cup Scene on December 31, 1992 (see Note 2 to the Audited Consolidated Financial Statements).

         Interest income declined $929,000 primarily from a reduced
level of invested funds.   The Company used $17,325,000 of cash and a
$4,610,000 interest bearing note for acquisitions (see Note 2 to the Audited Consolidated Financial Statements) and there was a slight decline in the average rate on invested funds.

         The effective income tax rate increased from 19.5% in 1992 to 42.1% in 1993 from utilization of remaining tax loss carryovers in 1992 (see Note 5 to the Audited Consolidated Financial Statements for the components of income tax expense).

         The Preferred Stock dividends in 1992 are classified as interest expense in 1993 as a result of the conversion on December 31, 1992 of the Preferred Stock to Convertible Debentures.


                      INFORMATION CONCERNING ACBJ

Business of ACBJ

         ACBJ, through its subsidiaries, publishes a chain of weekly business newspapers in major metropolitan areas throughout the United States. ACBJ owns through its subsidiaries 28 business newspapers, one legal newspaper, and three motorsport publications. The newspapers focus on the local business community by including information not readily available to business leaders from other sources, standard features which readers find useful in their own businesses, profiles and feature stories on local business personalities. Revenue is generated through advertising sales and paid circulation income. ACBJ was incorporated under the laws of the State of Delaware in April 1985. ACBJ's principal offices are located at 128 S. Tryon Street, Suite 2300, Charlotte, North Carolina 28202, and its telephone number is (704) 375-7404.

         On September 1, 1994, ACBJ acquired its second motorsport publication, Winston Cup Illustrated. The publication is a monthly magazine which covers the NASCAR Winston Cup stock car racing series.

         On October 1, 1994, ACBJ acquired its 28th business newspaper, The Austin Business Journal.

         On October 21, 1994, ACBJ acquired its third motorsport publication, On Track. The publication is a bi-weekly magazine that covers all forms of auto racing around the world.

         On January 20, 1995, ACBJ acquired 19.9% of the common stock of Sunbelt Video, Inc ("SBV"). ACBJ also is a party to an option agreement which gives the Company an option to acquire the remaining SBV shares at their market value in three years from the shareholders of SBV. These shareholders have a "put" option to require ACBJ to acquire the remaining SBV shares at their market value in three years. SBV is a video production company that produces sports programming for cable TV networks and promotion and training videos for companies.

         On January 31, 1995, ACBJ acquired Performance Printing, a Charlotte, North Carolina based commercial printing company. It will enable ACBJ to gain some cost advantage in consolidating the printing of its magazines and other glossy publications.

         In January 1995 ACBJ ceased publication of Biz Magazine. The publication was owned by a partnership between Biz Publishing, Inc., a subsidiary of ACBJ and Dow Jones Venture I, Inc., a subsidiary of Dow Jones & Company, Inc. The magazine was introduced in early 1994 and targeted to the heads of America's approximately 500,000 fastest-growing small businesses. It was a controlled circulation publication.

                                                                Date
                                            Date First        Acquired
Publications Owned                          Published        by Company

AUSTIN BUSINESS JOURNAL                       02/81             10/94
CAPITAL DISTRICT BUSINESS
   REVIEW (ALBANY)                            03/74             02/86
ATLANTA BUSINESS CHRONICLE                    06/78             12/86
BALTIMORE BUSINESS JOURNAL                    06/83             10/86
BUSINESS FIRST (BUFFALO)                      10/84             10/84
BUFFALO LAW JOURNAL (legal newspaper)         1929              12/86
THE BUSINESS JOURNAL OF CHARLOTTE             04/86             04/86
THE BUSINESS JOURNAL SERVING SAN
   JOSE AND THE SILICON VALLEY                05/83             03/93
CINCINNATI BUSINESS COURIER                   05/84             10/86
BUSINESS FIRST (COLUMBUS)                     09/84             09/84
DALLAS BUSINESS JOURNAL                       08/77             12/86
DENVER BUSINESS JOURNAL                       10/86             12/86
PACIFIC BUSINESS NEWS (HONOLULU)              05/63             12/84
HOUSTON BUSINESS JOURNAL                      07/71             12/86
JACKSONVILLE BUSINESS JOURNAL                 10/85             10/85
KANSAS CITY BUSINESS JOURNAL                  09/82             09/82
BUSINESS FIRST (LOUISVILLE)                   08/84             08/84
ON TRACK                                      04/81             10/94
ORLANDO BUSINESS JOURNAL                      06/84             04/90
PHOENIX BUSINESS JOURNAL                      11/80             12/89
BUSINESS JOURNAL OF PORTLAND (OREGON)         03/84             03/84
PUGET SOUND BUSINESS JOURNAL (SEATTLE)        05/80             12/86
SAN ANTONIO BUSINESS JOURNAL                  03/82             07/86
SAN FRANCISCO BUSINESS TIMES                  09/86             12/89
SOUTH FLORIDA BUSINESS JOURNAL (MIAMI)        09/80             12/86
ST. LOUIS BUSINESS JOURNAL                    10/80             10/86
TAMPA BAY BUSINESS JOURNAL                    01/81             04/90
TRIANGLE BUSINESS JOURNAL (RALEIGH)           09/85             10/91
WASHINGTON (D.C.) BUSINESS JOURNAL            05/82             12/86
WICHITA BUSINESS JOURNAL                      03/86             03/86
WINSTON CUP ILLUSTRATED                       09/81             09/94
WINSTON CUP SCENE                             04/77             12/92
___________________________

ACBJ's publications are owned and operated by 19 subsidiaries.

Capital Stock Transactions

         On December 3, 1992 the Board of Directors authorized the issuance of the Convertible Debentures in exchange for ACBJ's then outstanding class of Preferred Stock. On the December 31, 1992 exchange date, ACBJ had 1,575,131 shares of Preferred Stock issued. Upon the completion of the exchange on December 31, 1992, Convertible Debentures equal to $25 for each share of Preferred Stock were issued with a total face value of $39,378,275. Bonds, with a face value of $7,500,000, are held by the Company which will be used to meet the sinking fund requirement.

         On April 7, 1994, the Board of Directors approved a two for one stock split of ACBJ Common Stock that was distributed as a 100% stock dividend on April 29, 1994 to holders of record on April 18, 1994. As a result of the stock split, the conversion rate of the Convertible Debentures, which had been .74627 shares of ACBJ Common Stock for each $25 principal amount of the Convertible Debentures, became 1.49254 shares of ACBJ Common Stock for each $25 principal amount of the Convertible Debentures.

         On December 1, 1994, the Board of Directors approved a 5% stock dividend to be distributed on January 16, 1995 to shareholders of record on December 15, 1994. As a result of the stock dividend, the conversion rate of the Convertible Debentures became 1.567167 shares of ACBJ Common Stock for each $25 principal amount of the Convertible Debentures. Operations of the Business Newspapers

         ACBJ's business strategy is to create a local identity for each business newspaper, generally including selection of a publisher from the community and a staff of individuals primarily from the area served, each of whom is familiar with the local business community. National wire service articles do not appear in the newspapers and few syndicated stories are utilized.

         Although the papers have local editorial content and a primarily local advertiser base, they benefit from the support services available from the corporate office and the sharing of information among ACBJ's various papers concerning successful and unsuccessful projects, advertising and circulation promotions. Further, employees of the various papers are sometimes loaned to another paper for training or to fill interim vacancies. The Network of City Business Journals, Inc., a subsidiary of ACBJ (the "Network"), serves as the national advertising agent for ACBJ's papers and other non-owned papers for the purpose of selling advertising to national corporations.

         The operations of each of the business newspapers are divided into five departments: editorial, production, advertising sales, circulation and administration.

         Editorial. Interesting, accurate and readable articles are considered to be the single most important factor in developing readership and market acceptance of the business newspapers. The editorial staffs, comprised of experienced editors and trained reporters, write articles and features which report business news relevant to the local businessman. The newspapers focus on the local business community by including articles that contain information not readily available to businessmen from other sources, standard features which readers find useful in their own businesses, and profiles and feature stories on local business personalities.

         Production. Management believes that quality in production is critical to the success of the newspapers. ACBJ strives for a professional appearance through typesetting and layout using advanced computer production processes and by emphasizing the quality of the graphics, newsprint, ink and all other physical components of the newspaper. ACBJ contracts for the printing of the business newspapers with unaffiliated printing companies. To date, there has been a sufficient number of printing companies available to each newspaper so that ACBJ has never experienced a serious problem with the availability of quality printing services.

         ACBJ's January 31, 1995 acquisition of Performance Printing should enable ACBJ to achieve cost savings and quality control in printing its magazines and other glossy publications.

         Advertising Sales. Advertising is the primary revenue source for ACBJ. ACBJ directs its marketing efforts toward advertisers who want to reach the local business market. Members of the advertising sales staff are paid on a commission basis and in the majority of markets are assigned to work with specific industries. ACBJ believes that industry specialization allows the salesperson to become more familiar with the types of advertising programs which are effective for advertisers in that industry. In a few markets, due to the geographic size of the city, sales staff are assigned territories to cover. Advertising sales are supported by special marketing efforts such as special supplements which target specific industries.

         Advertising revenue is sensitive to economic conditions, and growth rates generally decline as the publications mature. Each year ACBJ has experienced declines in certain markets because of local conditions, both from within the publication and from external economic factors. The dispersion of the revenue base across multiple markets has enabled ACBJ to maintain its overall rate of revenue growth, overcoming adverse circumstances in a few markets with above average results in others.

         In November 1986, ACBJ formed The Network of City Business Journals, Inc., a national sales and marketing organization, for the purpose of attracting multi-market advertising to be printed in ACBJ's publications as well as in other unaffiliated business newspapers. The Network's efforts are facilitated by a national sales force with headquarters in Kansas City and sales offices in New York, Chicago, Dallas, Detroit, Atlanta, Los Angeles and San Francisco.

         Circulation. In addition to supporting advertising sales, subscriptions historically have been a significant source of revenue for ACBJ. Paid subscriptions, on average, account for most of the total paid circulation, with newsstand and vending box sales representing the balance. During a publication's start-up phase, subscriptions are initially promoted by mailing free sample papers to local businesses during a three to four week period. Telemarketing is used as a follow-up to the sample mailing to maximize the subscription promotion. In mature markets, direct mail is used in conjunction with a sampling program. Direct mail and telemarketing are used in obtaining renewals, a key factor in continued circulation growth. ACBJ has historically achieved a high percentage of annual renewals.

         Administration. Each business newspaper has a local publisher who is responsible for publication control and promotion of the business newspaper in the community. Community involvement is an integral part of ACBJ's "hometown" business focus. Publishers divide their attention among all five departments and are responsible for local budgeting and cost control, personnel decisions, editorial content, production quality, advertising sales and circulation totals.

Motorsport Publications

         On December 31, 1992, ACBJ acquired Winston Cup Scene, a national publication which covers the NASCAR Winston Cup stock car racing series. With a total paid circulation of 119,800, this publication is ACBJ's largest paid circulation publication. The addition of Winston Cup Illustrated and On Track in 1994 allows ACBJ to consolidate the three motorsport publications at its corporate headquarters in Charlotte, North Carolina.

Employees

         On September 25, 1995, ACBJ and its subsidiaries employed 985 full-time employees, of whom 320 were in editorial, 307 were in advertising, 81 were in circulation, 86 were in production, 138 were in administration, and 53 were in the commercial printing operation. ACBJ has employment agreements and contracts with certain of its key management and personnel. ACBJ also has 83 part-time employees.

         None of the employees of ACBJ are represented by a union. ACBJ believes its relations with its employees are good. ACBJ has generally been successful in retaining key employees of acquired publications as well as filling any vacancies through internal transfers or external hires.

Competition

         The business newspapers compete with other news publications for readership and circulation and with all types of media for advertising revenue. With respect to circulation, local daily newspapers and periodic local business magazines are the primary competitors of each of the business newspapers.

         ACBJ, through its local business newspapers and the Network, competes with local newspapers, radio, television, and magazines for advertising revenue. ACBJ seeks to keep its advertising rates competitive and targets advertisers seeking to reach the more focused audience of the local business community.

         ACBJ's publications On Track, Winston Cup Illustrated and Winston Cup Scene are national publications which compete with national media for advertising revenue.

Property

         ACBJ leases all of the facilities in which its corporate headquarters and subsidiaries are located. ACBJ does not own any facility. The present leased space is adequate for the needs of the respective publications. ACBJ has satisfied additional space requirements either by acquiring additional space within the same facility or by negotiating acceptable terms for space in new facilities. The following table sets forth the location, approximate square footage and expiration of lease term for each of the facilities operated and leased by ACBJ:

                                                     Square
Location                                             Footage       Expiration

Albany, NY                                             7,000        11/30/97
Atlanta, GA                                           11,618        12/31/95
Austin, TX                                             3,140        02/28/98
Baltimore, MD                                          5,217        09/30/97
Buffalo, NY                                           10,800        08/31/96
Charlotte, NC                                          4,964        10/24/99
Charlotte, NC                                         20,466        10/24/99
Chicago, IL                                            1,058        10/31/95
Cincinnati OH                                          6,477        03/31/00
Columbus, OH                                           7,264        03/21/02
Dallas, TX                                             8,852        12/31/96
Denver, CO                                             7,248        03/31/97
Honolulu, HI                                           7,462        06/30/99
Houston, TX                                            8,683        10/31/95
Jacksonville, FL                                       4,500        09/15/99
Kansas City, MO                                        8,685        08/31/05
Louisville, KY                                         8,985        04/09/97
Los Angeles, CA                                          825        06/30/98
Miami, FL                                              6,500        08/31/98
New York, NY                                           2,782        01/31/99
Orlando, FL                                            5,828        11/30/99
Phoenix, AZ                                            6,700        02/22/98
Portland, OR                                           5,755        01/31/97
Raleigh, NC                                            2,744        08/31/97
St. Louis, MO                                          7,646        06/30/97
St. Louis, MO                                          4,088        02/29/96
San Antonio, TX                                        5,878        05/03/98
San Francisco, CA                                        912        03/31/01
San Francisco, CA                                      7,192        12/31/98
San Jose, CA                                           7,195        04/30/02
Seattle, WA                                            8,031        03/31/99
Tampa, FL                                              7,109        10/31/01
Arlington, VA                                          8,220        03/31/99
Wichita, KS                                            3,541        07/01/99

Legal Proceedings

         ACBJ's business newspapers and their personnel, like other newspaper reporters and publishers, are sued from time to time for articles that they publish. Typically, the suit is based on allegations of libel or defamation and includes a claim for punitive damages. In addition to general liability insurance, ACBJ carries publisher's liability insurance covering libel and defamation with aggregate limits of $5,000,000 prior to 1993 and $10,000,000 after 1993, but statutes in several states do not allow punitive damages to be paid by insurance. In each of the following legal proceedings, and considering these proceedings in aggregate, it is the opinion of the management that the likelihood of recovery in excess of the insurance coverage is minimal and that such recovery, if it should occur, would not have a material adverse effect on the results of operation or the financial position of ACBJ.

         Houston Business Journal, a publication of ACBJ, and a former reporter are co-defendants in an action filed December 7, 1989 in the District Court of Harris County, Texas by Al Fairfield. The plaintiff alleges libel arising out of an article printed December 26, 1988 and claims unspecified damages. Discovery is proceeding as an attempt by the parties to mediate the case failed. ACBJ believes any recovery should be within ACBJ's libel insurance coverage.

         The Atlanta Business Chronicle (the "Chronicle"), a publication of ACBJ, is the defendant in an action filed February 27, 1990 in the State Court of Fulton County, Georgia by Thomas Stalvey. The plaintiff alleges libel arising out of an article printed in April 1989 and claims unspecified damages. A summary judgment was granted in favor of the Chronicle on January 23, 1991. The plaintiff successfully appealed the summary judgment and the case is waiting for a trial date to be assigned. ACBJ believes any recovery should be within ACBJ's libel insurance coverage.

         The Kansas City Business Journal, ("KCBJ"), a publication of ACBJ, is a defendant in an action filed July 19, 1993 in the Circuit Court of Jackson County, Missouri at Kansas City by John M. Chezik. The plaintiff alleges libel and false light arising out of an article published in the KCBJ on August 2, 1991 and republished on December 31, 1991 and is claiming unspecified actual damages, plus punitive damages in excess of $1,000,000. The matter was settled by the parties in November 1994.

         The Dallas Business Journal, ("DBJ"), a publication of ACBJ, is the defendant in an action filed November 16, 1993 in the District Court, Dallas County, Texas by James Dennis Allen. The plaintiff alleges libel arising out of two articles printed by DBJ on January 22, 1993 and September 3, 1993 and claims unspecified damages. ACBJ believes any recovery should be within ACBJ's libel insurance coverage.

         DBJ is a defendant in an action filed May 10, 1994 in the District Court, Henderson County, Texas by Bill C. Hunter. The plaintiff alleges libel arising out of an article printed on April 22, 1994 and claims unspecified damages. ACBJ believes any recovery should be within ACBJ's libel insurance coverage.

         Business First of Columbus, a publication of ACBJ, and a reporter are co-defendants in an action filed August 24, 1994 in the Common Pleas Court of Franklin County, Ohio, by David T. McLaughlin Work
Well Company and David T. McLaughlin.   The plaintiffs allege libel
arising out of an article printed August 30, 1993 in excess of $200,000 in damages.

ACBJ's Motion for Summary Judgment was granted and has been appealed by Mr. McLaughlin. ACBJ believes any recovery should be within ACBJ's libel insurance coverage.

         The Business Journal Serving San Jose and the Silicon Valley ("SJBJ"), a publication of ACBJ, a reporter and other non-related companies and individuals, including the Maxtor Corporation and Gray Cary Ware & Freidenrich, a professional corporation, are defendants in an action filed December 12, 1994 in the Superior Court of the State of California for the County of Santa Clara by Peter Van Beckum. The plaintiff alleges libel out of an article published by SJBJ on May 23, 1994 and claims unspecified damages. The matter was settled by the parties in April, 1995.


          OFFICERS, DIRECTORS AND CERTAIN STOCKHOLDERS OF ACBJ

         The following table sets forth certain information as of September 25, 1995, with respect to ACBJ Common Stock regarding: (i) each person who, to the best of ACBJ's knowledge, is the beneficial owner of more than five percent (5%) of ACBJ Common Stock, and (ii) shares of ACBJ Common Stock beneficially owned by each director and named executive officer of ACBJ:


Name and Address                            Amount & Nature of
of Beneficial Owner                         Beneficial Ownership (1) (13)                    Percent
Business Journal Associates                        3,885,105 (2)                              55.86
Limited Partnership
 128 S. Tryon Street
 Charlotte, NC  28202

Kirk A. Shaw                                       3,887,755 (2) (3) (8)                      55.88
 128 S. Tryon Street
 Charlotte, NC  28202

Ray Shaw                                           3,885,105 (2)                              55.86
 128 S. Tryon Street
 Charlotte, NC  28202

Whitney R. Shaw                                    3,913,455 (2) (3) (8)                      56.04
 128 S. Tryon Street
 Charlotte, NC  28202

Glenn M. Stinchcomb                                3,891,405 (2)                              55.90
 10111 N. Central Expressway
 Dallas, TX  75231

                                   47


Name and Address                            Amount & Nature of
of Beneficial Owner                         Beneficial Ownership (1) (13)                    Percent
Spears, Benzak, Salomon & Farrell                    830,677 (4)                              11.50
 45 Rockefeller Plaza
 New York, NY  10111

SoGen International Fund, Inc.                       380,031 (5)                               5.48
 1221 Avenue of the Americas
 New York, NY  10020

Wellington Management Company                        362,420 (6)                               5.18
  75 State Street
  Boston, MA  02104

Quest Advisory Corp.                                 359,730 (7)                               5.20
 1414 Avenue of the Americas
 New York, NY  10019

Grant L. Hamrick                                      91,839 (8) (9)                           1.30

Richard J. Koch                                       75,402 (8) (10)                          1.08

George A. Wiegers                                     35,280 (8)                               (11)

George M. Conley                                      39,515 (8)                               (11)

John M. McMeel                                         6,510 (8)                               (11)

James H. Hance, Jr.                                    4,200 (8)                               (11)

Directors & Officers                               4,205,905 (12)                             58.42

 as Group (13 persons)

___________________________

(1) The nature of beneficial ownership is direct unless otherwise indicated by footnote. Beneficial ownership as shown in the table arises from sole voting power and sole investment power unless otherwise indicated by footnote.

(2) The shares owned by BJALP are attributed to Ray Shaw, Kirk A. Shaw and Whitney R. Shaw because a 49% interest in BJALP is owned by the Shaw family through Ray Shaw's limited partnership interest. Such shares are also attributed to Mr. Stinchcomb, the Vice President, Treasurer and Director of OPUBCO, which owns 100% of OPUBCO Enterprises, Inc. (formerly Shaw Publishing, Inc.), the 51% general partner of BJALP. Ray Shaw is the Chief Executive Officer of BJALP.
         As reported in an amendment to the Schedule 13D filing of BJALP (together with OPUBCO Enterprises, Inc. and Mr. Ray Shaw, its general partner and limited partner, respectively) received by the Company as of August 10, 1995, the interest of BJALP is subject to the Merger Agreement and BJALP Option Agreement described elsewhere herein. See "The Merger Agreement" and "The Option Agreements -- The BJALP Option Agreement."

(3) Whitney R. Shaw, a Vice President of the Company, and Kirk A. Shaw, Director of Operating Services, are sons of Ray Shaw.

(4) Based on information as of December 31, 1994 in its Schedule 13G dated February 6, 1995, Spears, Benzak, Salomon & Farrell, a registered investment advisor, has customer accounts which hold in aggregate 830,677 shares of ACBJ Common Stock after giving effect to the conversion of Convertible Debentures.

(5) Based on information as of December 31, 1994 in its Schedule 13G dated January 31, 1995, SoGen International Fund, Inc. (the "Fund") owns 380,031 shares and its investment advisor client, Societe Generale Asset Management Corp., by virtue of its investment advisory contract with the Fund, may be deemed a beneficial owner of such shares.

(6) Based on information as of December 31, 1994 in its Schedule 13G dated January 24, 1995, Wellington Management Company, an investment advisor, has clients with shared voting power for 156,620 shares and shared dispositive power for 362,420 shares, which includes shares subject to acquisition upon conversion of Convertible Debentures.

(7) Based on information as of December 31, 1994 in its Schedule 13G dated February 10, 1995.

(8)      Includes presently exercisable options as follows:

         Kirk A. Shaw          2,650         James H. Hance, Jr.        2,100
         Whitney R. Shaw      28,350         John P. McMeel             2,100
         Grant L. Hamrick     78,850         Glenn M. Stinchcomb        6,300
         Richard J. Koch      37,900         George A. Wiegers          6,300
         George M. Conley     39,200

(9) Includes 6,269 shares subject to acquisition upon conversion of Convertible Debentures.

(10) Includes 30,458 shares and 6,789 shares subject to acquisition upon conversion of Convertible Debentures held by Mr. Koch's wife and children.

(11) The percentage of shares beneficially owned does not exceed one percent of the ACBJ Common Stock.

(12) Includes 13,007 shares of ACBJ Common Stock subject to acquisition upon conversion of Convertible Debentures.
         Includes presently exercisable options to purchase 232,300 shares.

(13) The Company has received an initial Schedule 13D filing of Advance, S.I. Newhouse, Jr. and Donald E. Newhouse, dated as of August 15, 1995, reporting Advance's interests under the Merger Agreement, the BJALP Option Agreement and the Company Option Agreement. See "The Merger Agreement" and "The Option Agreements." The foregoing persons have disclaimed beneficial ownership of ACBJ Common Stock in connection with such agreements.

         The transactions contemplated by the Merger Agreement and described in this Information Statement will, when and if consummated, result in a change of control of ACBJ. See "Effects of the Merger," "The Merger Agreement" and "The Option Agreements."


                         ADDITIONAL INFORMATION

         ACBJ is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other documents and information with the SEC. ACBJ's officers, directors and principal stockholders are also presently subject to filing requirements, as well as certain trading restrictions, imposed under the Exchange Act. Such reports, proxy statements and other documents and information are available for inspection and copying at the reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained at prescribed rates from the SEC Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549.



                                                 /s/ Richard J. Koch

                                                 Richard J. Koch
                                                 Secretary

                        INDEX TO FINANCIAL STATEMENTS
                                                                        PAGE

Consolidated Statement of Income for                                     F-1
the Three Years Ended December 31, 1994

Consolidated Balance Sheet at                                            F-2
December 31, 1994 and 1993

Consolidated Statement of Stockholders'                                  F-4
Investment for the Three Years Ended
December 31, 1994

Consolidated Statement of Cash Flows                                     F-5
for the Three Years Ended
December 31, 1994

Notes to Audited Consolidated Financial Statements                       F-6

Statement of Management Responsibility                                   F-14

Report of Independent Public Accountants                                 F-16

Consolidated Statement of Income for the Three                           F-17
Months Ended June 30, 1995 and 1994 and for the Six Months Ended June 30, 1995 and
1994 (unaudited)

Consolidated Balance Sheet at June 30, 1995 (unaudited)                  F-18
and December 31, 1994

Consolidated Statement of Stockholders'                                  F-20
Investment for the Year Ended December 31, 1994 and the Six Months Ended June 30, 1995 (unaudited)

Consolidated Statement of Cash Flows for the                             F-21
Three Months Ended June 30, 1995 and 1994
and for the Six Months Ended June 30, 1995 and 1994 (unaudited)

Notes to Unaudited Consolidated Financial Statements                     F-22

                    CONSOLIDATED STATEMENT OF INCOME
          FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                                                   1994                      1993                     1992
REVENUES:
    Advertising                                 $75,357,000              $67,314,000               $56,107,000
    Circulation                                  19,186,000               16,502,000                11,960,000
    Other                                         3,153,000                2,856,000                 2,660,000
                                                 97,696,000               86,672,000                70,727,000

OPERATING EXPENSES:
    Editorial                                    14,328,000               13,016,000               11,665,000
    Sales                                        18,638,000               17,575,000               14,734,000
    Circulation                                  12,525,000               11,241,000                 8,515,000
    Production                                   14,467,000               12,490,000               10,172,000
    Administration                               17,878,000               16,440,000               15,005,000
    Depreciation and amortization                 5,510,000                5,098,000                 3,978,000
                                                 83,346,000               75,860,000                64,069,000
OPERATING INCOME                                 14,350,000               10,812,000                 6,658,000

OTHER INCOME (EXPENSE):
    Interest expense and discount amortization   (5,260,000)              (5,241,000)               (3,112,000)
    Interest income                                 623,000                  309,000                 1,238,000
    Other (Note 2)                                 (582,000)                  (5,000)                   50,000
                                                 (5,219,000)              (4,937,000)               (1,824,000)
INCOME BEFORE PROVISION FOR INCOME TAXES          9,131,000                5,875,000                 4,834,000

PROVISION FOR INCOME TAXES (Note 5)               3,835,000                2,475,000                   943,000

NET INCOME                                        5,296,000                3,400,000                 3,891,000

PREFERRED STOCK DIVIDENDS                          -                        -                        1,926,000

NET INCOME ATTRIBUTABLE TO
    COMMON STOCKHOLDERS                         $ 5,296,000              $ 3,400,000               $ 1,965,000

INCOME PER SHARE (Note 1)       - Primary            $.74                     $.50                      $.29
                                - Fully diluted      $.71                       --                        --

WEIGHTED AVERAGE SHARES OUTSTANDING
    (Note 1)                 - Primary            7,154,000                6,779,000                 6,733,000
                             - Fully diluted      9,152,000                  --                        --



      The accompanying notes are an integral part of this financial statement.

                                          CONSOLIDATED BALANCE SHEET
                                       AS OF DECEMBER 31, 1994 AND 1993

                                                    ASSETS

                                                                             1994                     1993

 CURRENT ASSETS:
    Cash and cash equivalents (Note 8)                                     $17,815,000               $13,992,000
    Accounts receivable, net of allowance
         for uncollectible accounts
         of $462,000 in 1994 and $399,000 in 1993                           13,205,000               10,822,000
    Prepaid expenses                                                           668,000                  616,000
    Deferred income taxes (Note 5)                                             476,000                  676,000
                 Total current assets                                      32,164,000                26,106,000

FURNITURE AND EQUIPMENT                                                     12,487,000               11,347,000
    Less - Accumulated depreciation                                         (8,015,000)              (7,350,000)
                                                                             4,472,000                3,997,000
DEFERRED INCOME TAXES (Note 5)                                               2,094,000                     --

INTANGIBLES AND OTHER ASSETS, principally cost
    in excess of assets acquired (Notes 2 and 3)                           53,400,000                52,783,000
         Total assets                                                      $92,130,000               $82,886,000




        The accompanying notes are an integral part of this balance sheet.

                                               CONSOLIDATED BALANCE SHEET
                                            AS OF DECEMBER 31, 1994 AND 1993

                                       LIABILITIES AND STOCKHOLDERS' INVESTMENT


                                                                                    1994                      1993

CURRENT LIABILITIES:
    Current portion of long-term debt (Note 4)                                  $   934,000               $   983,000
    Accounts payable                                                              2,738,000                 2,049,000
    Accrued payroll and payroll taxes                                             2,211,000                 1,373,000
    Other accrued liabilities                                                     1,335,000                 1,254,000
    Deferred subscription revenue                                                12,867,000                10,741,000
    Accrued income taxes (Note 5)                                                 3,163,000                   739,000
                 Total current liabilities                                       23,248,000                17,139,000

LONG-TERM DEBT (Note 4)                                                          35,788,000                36,785,000
DEFERRED SUBSCRIPTION REVENUE                                                     2,677,000                 2,443,000
DEFERRED INCOME TAXES (Note 5)                                                      --                        890,000
CONVERTIBLE SUBORDINATED DEBENTURES                                              31,878,000                31,878,000
COMMITMENTS AND CONTINGENCIES (Notes 5, 6 and 8)
STOCKHOLDERS' INVESTMENT:
    Serial Preferred Stock, $.01 par value-2,500,000 shares
         authorized; No shares issued                                                --                        --
    Common stock, $.01 par value-30,000,000 shares
    authorized; 7,216,000 and 10,246,000 shares
    issued; 6,539,000 and 6,484,000 shares outstanding                               72,000                   51,000
    Paid-in capital                                                               7,691,000               43,550,000
    Accumulated deficit                                                          (1,856,000)              (7,152,000)
                                                                                  5,907,000               36,449,000
    Treasury stock, 677,000 and 3,762,000
         common shares at cost                                                    (7,368,000)             (42,698,000)
           Total stockholders' investment                                         (1,461,000)              (6,249,000)
           Total liabilities and stockholders' investment                        $92,130,000              $82,886,000




   The accompanying notes are an integral part of this balance sheet.

                     CONSOLIDATED STATEMENT OF STOCKHOLDERS' INVESTMENT
                    FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                                        (Note 7)

                                               Pre-
                                              ferred       Common           Paid-In      Accumulated            Treasury
                                               Stock       Stock            Capital          Deficit               Stock

BALANCE AT DECEMBER 31, 1991                  $16,000     $51,000         $80,072,000     ($12,517,000)    ($47,081,000)
    Issuance of common stock,
        26,000 shares                                                         172,000                              90,000
    Purchase of treasury stock,
        48,804 preferred shares
        at cost                                                                                                  (968,000)
    Exchange of convertible
        subordinated debentures
        for convertible preferred
        stock                                 (16,000)                    (36,978,000)                          5,113,000
    Net income                                                                               3,891,000
    Preferred stock dividends
        ($1.50 per share)                                                                   (1,926,000)
BALANCE AT DECEMBER 31, 1992      --           51,000     43,266,000      (10,552,000)     (42,846,000)
    Issuance of common stock,
        57,060 shares                                                         284,000                             148,000
        Net income                                                                           3,400,000
BALANCE AT DECEMBER 31, 1993                   51,000     43,550,000       (7,152,000)     (42,698,000)
    Issuance of common stock,
        185,295 shares                                                        604,000                             931,000
    Retirement of treasury
        stock, 3,110,646 shares                              (15,000)     (36,427,000)                         36,442,000
    Split of common stock (2 for l)              --
        par value of shares issued                            36,000          (36,000)
    Purchase of treasury stock,
        131,279 common shares at cost                                                                          (2,043,000)
    Net income                                                                               5,296,000
BALANCE AT DECEMBER 31, 1994                  $72,000     $7,691,000      ($1,856,000)     ($7,368,000)







       The accompanying notes are an integral part of this financial statement.

                             CONSOLIDATED STATEMENT OF CASH FLOWS
                    FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992


                                                                    1994                     1993                      1992
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                                    $ 5,296,000               $ 3,400,000               $ 3,891,000
    Adjustments to reconcile net income to net cash
        provided by operating activities -
            Depreciation and amortization                          5,510,000                 5,098,000                 3,978,000
            Provision for bad debts                                  593,000                   670,000                   523,000
            Loss on sale of assets                                    58,000                   46,000                     36,000
            Net activity from trades                                 (25,000)                   10,000                   (32,000)
            Recognized imputed interest                              267,000                   238,000                   215,000
    Changes in assets and liabilities,
        net of assets acquired -
            Increase in accounts receivable
              and other current assets                            (3,027,000)               (2,028,000)               (1,197,000)
            (Increase) decrease in intangibles
              and other assets                                        15,000                   965,000                (1,243,000)
            Increase (decrease) in accounts payable
              and accrued expenses                                 1,179,000                 (663,000)                  (691,000)
            Increase in deferred subscription
              revenue                                              1,295,000                   458,000                 1,693,000
              Net cash provided by
              operating activities                                11,161,000                 8,194,000                 7,173,000

CASH FLOWS FROM FINANCING ACTIVITIES:
        Issuance of common stock                                   1,535,000                   432,000                   262,000
        Purchase of treasury stock                                (2,043,000)                  --                       (968,000)
        Payment of preferred stock dividends                         --                        --                     (1,926,000)
        Payment of long-term debt                                 (1,738,000)                 (615,000)                 (210,000)
            Net cash used for
            financing activities                                  (2,246,000)                 (183,000)               (2,842,000)

CASH FLOWS FROM INVESTING ACTIVITIES:
        Acquisition of assets                                     (3,100,000)               (6,325,000)              (11,000,000)
        Capital expenditures                                      (1,992,000)               (2,116,000)                 (960,000)

            Net cash used for investing activities                (5,092,000)               (8,441,000)              (11,960,000)

NET INCREASE (DECREASE) IN CASH AND
            CASH EQUIVALENTS                                       3,823,000                 (430,000)                (7,629,000)

CASH AND CASH EQUIVALENTS, beginning of year                       13,992,000                14,422,000                22,051,000

CASH AND CASH EQUIVALENTS, end of year                            $17,815,000               $13,992,000               $14,422,000



       The accompanying notes are an integral part of this financial statement.

                       NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
                                   DECEMBER 31, 1994, 1993 AND 1992

(1)   SIGNIFICANT ACCOUNTING POLICIES

      (a) Basis of Presentation and Consolidation - The financial statements include American City Business Journals, Inc. and its wholly owned subsidiaries (the Company) with all significant intercompany accounts and transactions eliminated. The cost ($925,000 in 1993 and $892,000 in 1992) of printing certain special publications has been reclassified from editorial to production expense consistent with 1994.

      (b) Revenue Recognition - Circulation (subscription) revenue is deferred and recognized as income on a pro-rata basis over the subscription period, which is generally one to three years. Advertising revenue is recognized when the advertisement is published.

      (c) Furniture and Equipment - Furniture and equipment is stated at cost and depreciated over its estimated useful life (5 years) on the straight-line method. Maintenance and repairs are expensed as incurred.

      (d) Non-monetary Transactions - The Company sells advertising space in its publications in return for goods and services. Trade revenue is recorded at the market value of the advertising space provided when the advertisements are published and trade expense is charged to operations when the goods or services are received or the time limit on the trade has expired.

      (e) Statement of Cash Flows - The Company invests all excess cash in U.S. Treasury Securities, institutional trust accounts, certificates of deposit and money market accounts and considers these amounts cash equivalents. Interest payments were $5,006,000, $4,942,000, and $2,898,000, in
             1994, 1993, and 1992, respectively. Income taxes paid were $3,915,000, $2,018,000, and $1,155,000 in 1994, 1993, and
             1992, respectively.

      (f) Employee Benefits - The Company maintains a Section 401(k) plan which allows for employee elective contributions and employer profit sharing contributions. The discretionary profit sharing contributions are determined by the Board of Directors. In 1993 the Company began a matching program of 25% of employee elective contributions limited to 4% of salary. Total expense of the profit sharing and matching program was $175,000 in 1992, $228,000 in 1993 and $223,000 in 1994.

      (g) Per Share Data - Earnings per share are based on the weighted average number of common and common equivalent shares outstanding during the respective periods adjusted retroactively for a 2 for 1 common stock split distributed as a common stock dividend April 29, 1994 to stockholders of record April 18, 1994 and for a 5% common stock dividend payable January 16, 1995 to stockholders of record December 15, 1994. Fully diluted computations assume conversion of the convertible subordinated debentures at the beginning of the period.

(2)   ACQUISITIONS

On December 31, 1992 the Company acquired Winston Cup Scene for
$15,000,000 consisting of $11,000,000 cash and a $4,000,000 note payable over 5 years with 7% interest. The purchase price plus $2,680,000 of subscription liabilities assumed was allocated to the assets based upon an independent appraisal with the excess ($12,216,000) charged to goodwill.

On March 1, 1993 the Company acquired the San Jose Business Journal.
The purchase price of $11,617,000 consisted of a $6,325,000 cash payment, forgiveness of a note receivable and accrued interest thereon in the total amount of $5,232,000 and $60,000 of acquisition expenses. The purchase price plus $456,000 of net liabilities assumed was less than the appraised value of the business as determined by an independent appraisal. The excess ($9,278,000) of the purchase price over the appraised value of the assets acquired was charged to goodwill.

If these transactions had occurred on January 1, 1992, unaudited pro forma results of operations for 1992 would have been as follows:

               Revenues                                   $79,002,000
               Income attributable to
                  common stockholders                     $ 1,752,000
               Income per share                                  $.26

A note receivable at December 31, 1992 of $4,610,000 due May 31, 1993 from MCP, Inc. less a $2,305,000 valuation reserve and accrued interest thereon was cancelled and the litigation between the Company and MCP, Inc. was dismissed as part of the San Jose acquisition. The valuation reserve, which was established in prior years, was restored to non-operating income and was substantially offset by the expense of a consulting and non-competition agreement with the former president and a provision for discontinuing certain unprofitable publications.

The Company entered into a 50/50 joint venture with Dow Jones & Company, Inc. in October 1993 to publish a monthly magazine, beginning in 1994, targeted to the country's fastest growing small businesses. The Company's share ($554,000) of the joint venture loss in 1994 is included in other non-operating expense. This publication was discontinued in January
                               F-7

1995.

In 1994 the Company acquired Winston Cup Illustrated magazine (September
1), The Austin Business Journal (October 1) and On Track magazine (October 21) for an aggregate purchase price of $3,525,000 comprised of $3,100,000 in cash, $300,000 in notes and $125,000 in non-competition agreements. The excess ($2,314,000) of the purchase price plus the liabilities assumed ($1,077,000) over the appraised value of the assets acquired was charged to goodwill. If these transactions had occurred at the beginning of the year they would not have had a material impact on the results of operations.

(3)   INTANGIBLES AND OTHER ASSETS

Intangible assets are amortized using the straight-line method and include the following:

                                     December 31
                                                              Amortization
                               1994             1993             Period
Goodwill                   $47,335,000       $45,012,000        40 years
Advertising base            11,745,000        10,700,000      5-15 years
Subscription base            7,038,000         6,652,000      5-12 years
Noncompete agreements
    and other                6,513,000         5,680,000      3-20 years
                            72,631,000        68,044,000
Less-Accumulated
    amortization           (19,231,000)      (15,261,000)
                           $53,400,000       $52,783,000


Annually, the Company evaluates the recoverability of goodwill and other intangible assets by comparing the recorded amount to the estimated cash flows from either operations or disposition of the publishing property. If the estimated cash flows is less than the recorded amount an impairment loss would be recognized.

(4)   LONG-TERM DEBT

Long-term debt is as follows:

                                                                          December 31,
                                                                    1994                1993
$20.00 Series Promissory Notes, due 1999, interest
payable monthly at prime rate (minimum 8%, maximum
12%, 8 1/2% at December 31, 1994), less $1,603,000 and
$1,841,000 unamortized discount; secured by common stock
and assets of nine business journals (combined assets
of $19,080,000 at December 31, 1994)                              $32,996,000       $32,758,000

$3.00 Series Promissory Notes, 6% interest, due 1999,
non-compete and capital lease obligations, less $180,000
and $208,000 unamortized discount                                     971,000         1,525,000

7% Unsecured Note payable $200,000 quarterly including
interest until December, 1997                                       2,755,000         3,485,000
                                                                   36,722,000        37,768,000
Less-Current maturities                                              (934,000)         (983,000)
                                                                  $35,788,000       $36,785,000


Scheduled maturities during the next five years are as follows:

      Year
      1995                                         $  934,000
      1996                                          1,003,000
      1997                                          1,058,000
      1998                                            247,000
      1999                                         35,263,000
                                                   38,505,000
      Less-unamortized discount                    (1,783,000)
                                                  $36,722,000

(5)   INCOME TAXES

The components of the net deferred tax asset are as follows:

                                                              December 31,
                                                        1994               1993

Current deferred taxes:
    Gross assets excluding net operating loss
         carryforwards and alternative minimum
         tax credit carryforwards $   716,000         $  581,000
    Gross liabilities                                   (240,000)          (211,000)
    Alternative minimum tax credit carryforwards         -                  306,000

         Net current deferred tax asset                  476,000            676,000

Noncurrent deferred taxes:
    Gross assets excluding net operating
         loss carryforwards and alternative
         minimum tax credit carryforwards              2,153,000            361,000
    Gross liabilities                                   (271,000)        (1,459,000)
    Net operating loss carryforwards                     212,000            208,000
         Net noncurrent deferred tax asset (liability) 2,094,000           (890,000)
Net deferred tax asset (liability)                    $2,570,000          ($214,000)

The tax effect of significant temporary differences representing deferred tax assets and liabilities are as follows:

                                                       December 31,
                                                1994               1993
Accelerated tax depreciation                 ($230,000)          ($173,000)
Bad debt-specific write-off                     130,000            102,000
Accrued vacation pay                            280,000            242,000
Prepaid expenses                               (230,000)          (207,000)
Amortization of intangibles                   1,755,000         (1,219,000)
Non-competition and consulting agreements       407,000            485,000
Other                                           246,000             42,000
Alternative minimum tax credit carryforwards    --                 306,000
Net operating loss carryforwards                212,000            208,000
Net deferred tax asset (liability)           $2,570,000          ($214,000)

        Following are the components of the federal and state income tax provision:


                                           1994                          1993                          1992

                                     Federal       State          Federal        State          Federal         State
Currently payable                  $3,084,000     $604,000       $1,819,000     $400,000       $  463,000      $19,000
Deferred exclusive
    of items below                  (137,000)     (25,000)      (1,199,000)    (183,000)          431,000       27,000
Net operating loss
    carryforwards                      2,000        1,000          518,000       79,000         1,404,000       90,000
Change in valuation
    allowance                          --           --               --           --             (746,000)     (49,000)
Alternative minimum tax
    credit carryforwards             306,000       --            1,086,000       --             (696,000)      --
Other                                 --            --              (43,000)      (2,000)         --            --
Total income tax
    provision                      $3,255,000     $580,000       $2,181,000     $294,000       $  856,000      $87,000

The provision for federal income taxes differs from that computed at the statutory corporate tax rate as follows:

                                        1994                 1993              1992
Federal income tax at statutory rate $3,105,000           $1,998,000       $1,644,000
Benefit of state income taxes          (279,000)            (178,000)        (100,000)
Tax effect of:
        Goodwill amortization           199,000              202,000          203,000
        Other permanent differences     230,000              159,000         (145,000)
Change in valuation allowance            -                    -              (746,000)
Federal income tax provision         $3,255,000           $2,181,000         $856,000


As of December 31, 1994, the Company and certain of its subsidiaries have remaining tax net operating loss carryforwards of $530,000. Under current income tax law, these carryforwards may be used to reduce future taxable income of the companies generating the carryforwards and expire in years 2000 through 2002. The tax effect of these carryforwards is recognized as a deferred tax asset of $212,000 at December 31, 1994.

In November 1994 the Company agreed to participate in a settlement initiative proposed by the Internal Revenue Service ("IRS") whereby the Company agreed to extend the useful lives of certain intangible assets. Under this settlement initiative, the Company has agreed, subject to final IRS approval, to pay $2,488,000 in additional income taxes for years prior to 1994 which will be recovered in future years from additional income tax deductions for intangibles amortization. Management estimates that approximately 75% of this amount will be recovered over the next 9 years. Participation in the settlement initiative had no impact on operating results for 1994 and the $2,488,000 is included in income taxes currently payable and as a deferred tax asset in the December 31, 1994 balance sheet.

(6)   LEASE COMMITMENTS

In addition to office space, the Company also leases various equipment under operating leases. Future minimum payments are as follows:

Year                                           Amount
1995                                        $ 2,986,000
1996                                          2,676,000
1997                                          2,265,000
1998                                          1,820,000
1999                                          1,091,000
Thereafter                                      785,000
Total minimum lease commitments             $11,623,000

Total rent expense for the years ended December 31, 1994, 1993 and 1992 was approximately $2,863,000, $2,944,000 and $2,731,000, respectively.

The Company utilizes common headquarters office space and a common phone system with a partnership that is the Company's principal stockholder. The cost of each is allocated based on actual usage.

(7)   CAPITAL STOCK AND CONVERTIBLE SUBORDINATED DEBENTURES

The Company's Directors authorized the exchange of 6% Convertible Subordinated Debentures ("the Debenture") for the Convertible Exchangeable Preferred Stock ("the Preferred Stock") effective December 31, 1992. Each share of Preferred Stock was exchanged for a Debenture in the principal amount of $25 due December 31, 2011 with interest at 6% payable semi-annually. Each Debenture is convertible, at the holder's option, into 1.567167 shares of Common Stock, the same conversion rate as the Preferred Stock. At the date of exchange, there were 1,275,131 shares of Preferred Stock outstanding. The Debentures require annual sinking fund payments of $1,969,000 beginning in 1996; however, Preferred Stock repurchases are credited toward sinking fund payments and previous repurchases made by the Company fulfills its sinking fund requirements until 2000.


In March 1994 the Directors authorized the retirement of 3,110,646 shares of common stock held as treasury stock. The excess ($36,427,000) of the cost of the shares retired over their par value was charged to paid-in capital.

On May 20, 1994 the stockholders approved an amendment to the Company's Articles of Incorporation to increase the authorized shares of common stock from 10,000,000 shares to 30,000,000 shares.

On April 7, 1994 the Company split its common stock 2 for 1 in the form of a common stock dividend distributed April 29, 1994 to stockholders of record April 18, 1994. The consolidated financial statements and per share data have been adjusted to retroactively reflect the increase in outstanding shares.

On December 1, 1994 the Directors declared a 5% common stock dividend payable January 16, 1995 to stockholders of record December 15, 1994. Per share data has been adjusted retroactively to reflect the additional shares.

In 1992, 1993 and 1994 the Company granted options to purchase 92,610, 102,480 and 56,805 shares, respectively, of common stock under the Employee Stock Purchase Plan at an option price of the lower of $7.09, $8.50 and $12.34 per share, respectively, or 85% of the market price on date of exercise. Options were exercised for 27,090 shares in 1992, 37,800 shares in 1993 and 84,310 shares in 1994. Options for 14,495 shares have expired and options for 55,020 shares were outstanding at December 31, 1994.

The Company has granted options to certain officers and key employees to purchase shares of common stock at an option price equal to the fair market value at date of grant. The options granted become exercisable in one year. At December 31, 1994 there were 581,700 shares under option at an option price of from $5.24 to $14.93 per share (average of $9.12 per share) of which options for 573,300 shares were exercisable at an option price of from $5.24 to $12.27 per share (average of $9.04 per share). Options were exercised for 13,650 shares at $6.01 per share (average) in 1992, 22,050 shares at $7.71 per share (average) in 1993 and 110,250 shares at $7.35 per share (average) in 1994. Options for 2,100 shares in 1992 and 423,150 shares in 1993 were canceled and the option price ranged from $5.24 to $10.83 per share. All option shares and prices have been adjusted retroactively for the stock split and stock dividend in 1994.

In June, 1994 the Directors authorized the purchase of 100,000 shares of common stock in the open market. At December 31, 1994 the Company had purchased as treasury stock 65,100 shares at a cost of $1,001,000. The Directors also authorized the purchase in December 1994 of 66,179 shares of common stock from the Company's section 401(k) plan at a cost of $1,042,000 which was based on the average market price for the preceding month.

(8)   COMMITMENTS AND CONTINGENCIES

The Company has various lawsuits outstanding incidental to its
operations.   Management believes the outcome of this litigation will
not have a material adverse effect on the financial position or operating results of the Company.

In connection with the purchase of Business Journal Publications Corporation (BJPC) in 1986, the Company granted certain rights to a former major stockholder of BJPC, which included a call option to acquire 20% of the issued and outstanding stock in St. Louis Business Journal Corp. and St. Louis Magazine, Inc., for $1,600,000, a put option to require the Company to repurchase the 20% interest at fair market value plus a contingent option to acquire the remaining 80% in the event any person or group of persons, other than the then principal stockholders, control in excess of 40% of the Company's common stock, as well as a right of first refusal if the publications are sold. During 1989 this agreement was amended whereby the former BJPC stockholder agreed not to exercise the contingent option or the put option for a period of 3 years in exchange for an amendment of the right to put the 20% option to the Company.
This agreement was extended for an additional 3 years in 1992. The Company has issued a letter of credit of $1,500,000, backed by $1,500,000 in certificates of deposit, to secure its obligations under this agreement.

(9)      UNAUDITED QUARTERLY DATA

Following is a summary of unaudited quarterly results for the years ended December 31, 1994 and 1993:

                             March 31             June 30          September 30        December 31
                                                       (Unaudited)
1994
Revenues                       $20,578,000      $24,099,000        $23,572,000        $29,447,000
Operating income                 1,279,000        3,922,000          3,314,000          5,835,000
Net income                          30,000        1,597,000          1,154,000          2,515,000
Income per share:
         Primary                   --                  $.23               $.16               $.35
         Fully diluted             --                  $.21                N/A               $.31

1993
Revenues                       $18,105,000      $21,854,000        $21,673,000        $25,040,000
Operating income                   767,000        3,111,000          2,632,000          4,302,000
Net income (loss)                 (296,000)       1,158,000            766,000          1,772,000
Income (loss) per share -
         primary                     ($.04)            $.17               $.11               $.26




                        Statement of Management Responsibility

Management is primarily responsible for the preparation, accuracy and integrity of the financial information presented in this annual report. The financial statements have been prepared in accordance with generally accepted accounting principles and, of necessity, include amounts that are based on management's best estimates and judgments.

The Company maintains a system of internal accounting control designed to provide reasonable assurance of the reliability of financial records and the safeguard of assets. The controls are based on established policies and procedures, are implemented by qualified people and are monitored by a financial review program and internal and independent audits.

The independent accountants were engaged to perform an audit of the consolidated financial statements which provides an objective review of management's responsibility to report operating results and financial position. They review and make tests as appropriate of the data included in the financial statements and this report.

The Board of Directors, through its Audit Committee, is responsible for an oversight role with respect to the Company's financial statements and internal controls. The Audit Committee meets periodically with management and independent accountants to discuss auditing, accounting and financial matters. The independent accountants and internal auditors have direct access to the Audit Committee to discuss the scope and results of their work as well as any other matters concerning internal accounting controls and financial reporting.

       Ray Shaw                                   Grant L. Hamrick
       Chairman of the Board                      Senior Vice President
       and Chief Executive Officer                and Chief Financial Officer

                  Report of Independent Public Accountants

To the Stockholders of
American City Business Journals, Inc.:

We have audited the accompanying consolidated balance sheet of American City Business Journals, Inc. (a Delaware corporation), and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, stockholders' investment and cash flows for each of the three years in the period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American City Business Journals, Inc. and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.


                                 /s/ Arthur Andersen LLP

Charlotte, North Carolina,
February 10, 1995.

         AMERICAN CITY BUSINESS JOURNALS, INC. AND SUBSIDIARIES

                    CONSOLIDATED STATEMENT OF INCOME
                              (Unaudited)

                                                      Three Months Ended                Six Months Ended
                                                           June 30,                        June 30,

                                                  1995              1994            1995             1994
Revenues                                         $29,518,000      $24,099,000      $54,389,000     $44,677,000

Operating expenses                                24,835,000       20,177,000       47,803,000      39,476,000

Operating income                                   4,683,000        3,922,000        6,586,000       5,201,000

Interest expense - net                            (1,152,000)      (1,170,000)      (2,302,000)     (2,399,000)

Other income                                          10,000            2,000           10,000           3,000

Income before income taxes                         3,541,000        2,754,000        4,294,000       2,805,000

Provision for income taxes                         1,452,000        1,157,000        1,761,000       1,178,000

Net income                                        $2,089,000       $1,597,000       $2,533,000      $1,627,000


Income per common share (a):
         Primary                                        $.29             $.22             $.35            $.23
         Fully diluted                                  $.26             $.21             $.34             (b)

Weighted average
  Shares outstanding (a):
         Primary                                       7,217            7,116            7,211           7,106
         Fully diluted                                 9,215            9,128            9,209           ----



(a) Adjusted to reflect 2 for 1 stock split effective April 29, 1994 and 5% stock dividend paid on January 16, 1995.
(b)      Anti-dilutive.

         AMERICAN CITY BUSINESS JOURNALS, INC. AND SUBSIDIARIES

                       CONSOLIDATED BALANCE SHEET

                                 ASSETS

                                                                               June 30,         December 31,
                                                                                1995               1994

                                                                             (Unaudited)
CURRENT ASSETS:
  Cash and cash equivalents                                                   $19,264,000        $17,815,000
  Accounts receivable, net of allowance for uncollectible
    accounts of $569,000 in 1995 and $462,000 in 1994                          13,287,000         13,205,000
  Prepaid expenses                                                              1,511,000            668,000
  Deferred income taxes                                                           476,000            476,000

                 Total current assets                                          34,538,000         32,164,000

FURNITURE AND EQUIPMENT                                                        14,307,000         12,487,000
  Less - Accumulated depreciation                                             (8,513,000)        (8,015,000)

                                                                                5,794,000          4,472,000

DEFERRED INCOME TAXES                                                           2,094,000          2,094,000

INTANGIBLES AND OTHER ASSETS, principally cost in                              52,054,000          53,400,00
  excess of assets acquired - net
                 Total assets                                                 $94,480,000        $92,130,000


         AMERICAN CITY BUSINESS JOURNALS, INC. AND SUBSIDIARIES

                       CONSOLIDATED BALANCE SHEET

                LIABILITIES AND STOCKHOLDERS' INVESTMENT

                                                                               June 30,         December 31,
                                                                                 1995               1994

                                                                             (Unaudited)
CURRENT LIABILITIES:
  Current portion of long-term debt                                          $    943,000       $    934,000
  Accounts payable                                                              3,118,000          2,738,000
  Accrued payroll and payroll taxes                                             1,739,000          2,211,000
  Other accrued liabilities                                                     1,674,000          1,335,000
  Deferred subscription revenue                                                13,400,000         12,867,000
  Accrued income taxes                                                          2,276,000          3,163,000

    Total current liabilities                                                  23,150,000         23,248,000

LONG-TERM DEBT   35,403,000                                                    35,788,000

DEFERRED SUBSCRIPTION REVENUE                                                   2,842,000          2,677,000

CONVERTIBLE SUBORDINATED DEBENTURES                                            31,826,000         31,878,000

STOCKHOLDERS' INVESTMENT:

  Serial Preferred Stock, $.01 par value - 2,5000,000 shares
    authorized; No shares issued                                                 --------            -------
  Common stock, $.01 par value - 30,000,000 shares authorized;
    7,625,000 and 7,216,000 shares issued;
    6,913,000 and 6,539,000 shares outstanding                                     76,000             72,000
  Paid-in capital                                                                                  8,299,000
    7,691,000
  Retained earnings (deficit)                                                     677,000         (1,856,000)
                                                                                9,052,000          5,907,000

  Treasury stock - 712,000 and 677,000 common shares at cost                   (7,793,000)        (7,368,000)

                 Total stockholders' investment                                 1,259,000         (1,461,000)

                 Total liabilities and stockholders' investment               $94,480,000        $92,130,000




         AMERICAN CITY BUSINESS JOURNALS, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENT OF STOCKHOLDERS' INVESTMENT

                FOR THE YEAR ENDED DECEMBER 31, 1994 AND

                   THE SIX MONTHS ENDED JUNE 30, 1995


                                                    Common      Paid-In          Retained        Treasury
                                                     Stock       Capital          Earnings         Stock
                                                                                 (Deficit)
BALANCE AT DECEMBER 31, 1993                       $51,000     $43,550,000      ($7,152,000)     ($42,698,000)
  Issuance of common stock,
    185,295 shares                                                 604,000                            931,000
  Retirement of treasury stock,
    3,110,646 shares                               (15,000)    (36,427,000)                        36,442,000
  Split of common stock (2 for 1) -
    par value of shares issued                      36,000         (36,000)
  Purchase of treasury stock,
    131,279 common shares at cost                                                                  (2,043,000)
  Net income                                                                      5,296,000

BALANCE AT DECEMBER 31, 1994                        72,000       7,691,000       (1,856,000)       (7,368,000)
  Issuance of common stock,
    44,545 shares                                                  560,000                            395,000
  Common stock dividend (5%) -
    par value of shares issued                       4,000          (4,000)
  Purchase of treasury stock,
    42,700 common shares at cost                                                                     (820,000)
  Conversion of Convertible Subordinated
    Debentures, 3,308 common shares issued                          52,000
  Net income                                                                      2,533,000

BALANCE AT JUNE 30, 1995                           $76,000      $8,299,000         $677,000       ($7,793,000)
    (UNAUDITED)



         AMERICAN CITY BUSINESS JOURNALS, INC. AND SUBSIDIARIES

                  CONSOLIDATED STATEMENT OF CASH FLOWS

                              (Unaudited)


                                                                        Three Months Ended         Six  Months Ended
                                                                              June 30,                 June 30,
                                                                         1995          1994           1995         1994

CASH FLOWS FROM OPERATING ACTIVITIES:

  Net income                                                            $2,089,000   $1,597,000   $2,533,000   $1,627,000

    Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation and amortization                                       1,396,000    1,357,000    2,760,000    2,682,000
    Provision for bad debts                                               158,000      130,000      358,000      298,000
    Loss on sale of assets                                                 ----          4,000        2,000        4,000
    Net activity from trades                                              (28,000)     (51,000)     (29,000)     (52,000)
    Recognized imputed interest                                            73,000       65,000      144,000      129,000

  Changes in assets and liabilities, net of assets acquired:
    Increase in accounts receivable and other current assets           (1,430,000)  (1,900,000)  (1,254,000)  (1,355,000)
    Decrease in intangibles and other assets                                3,000       16,000       38,000       53,000
    Increase (decrease) in accounts payable and accrued expenses       (1,166,000)      35,000     (760,000)     (51,000)
    Increase (decrease) in deferred subscription revenue                 (116,000)     (96,000)     698,000      715,000

  Net cash provided by operating activities                               979,000    1,157,000    4,490,000    4,050,000

CASH FLOWS FROM FINANCING ACTIVITIES:
    Issuance of common stock                                              552,000      732,000     955,000    1,204,000
    Repayment of long-term debt                                          (224,000)    (188,000)   (400,000)    (372,000)
    Purchase of treasury stock                                           (174,000)    (304,000)   (820,000)    (304,000)

  Net cash provided by (used for) financing activities                     154,000     240,000    (265,000)     528,000

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase price of companies acquired                                  ----         ----     (1,924,000)     ----
    Capital expenditures                                                 (398,000)    (652,000)   (852,000)  (1,163,000)

  Net cash used for investing activities                                 (398,000)    (652,000) (2,776,000)  (1,163,000)

NET INCREASE IN CASH AND CASH EQUIVALENTS                                 735,000      745,000   1,449,000    3,415,000

CASH AND CASH EQUIVALENTS, beginning of period                         18,529,000   16,662,000  17,815,000   13,992,000

CASH AND CASH EQUIVALENTS, end of period                              $19,264,000  $17,407,000 $19,264,000  $17,407,000

         AMERICAN CITY BUSINESS JOURNALS, INC. AND SUBSIDIARIES

          Notes to Unaudited Consolidated Financial Statements

1. The 1995 consolidated financial statements have been prepared by the Company, without audit, and reflect all adjustments which are, in the opinion of management, necessary to fairly present the financial position and results of operations for the interim periods. All such adjustments are of a normal and recurring nature. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted, although the Company believes that the disclosures are adequate to make the information presented not misleading. It is suggested that these condensed financial statements be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 1994 included elsewhere in this Information Statement.

2. The consolidated financial statements include the accounts of American City Business Journals, Inc., and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in the consolidated statements.

3. Earnings per share are based on the weighted average number of common and common equivalent shares outstanding during the respective periods adjusted retroactively for a 2-for-1 common stock split distributed as a common stock dividend April 29, 1994 to shareholders of record April 18, 1994, and a 5% common stock dividend paid on January 16, 1995 to shareholders of record December 15, 1994. Fully diluted computations assume conversion of the convertible subordinated debentures at the beginning of the period.

4. In 1994 the Company acquired Winston Cup Illustrated magazine (September 1), The Austin Business Journal (October 1) and On Track magazine (October 21) for an aggregate purchase price of $3,525,000 comprised of $3,100,000 in cash, $300,000 in notes and $125,000 in non-competition agreements. The excess ($2,100,000) of the purchase price plus the liabilities assumed ($1,100,000) over the appraised value of the assets acquired was charged to goodwill. On February 1, 1995 the Company acquired Performance Printing Company for $1,300,000 in cash. The purchase price was allocated to the assets acquired as determined by an independent appraisal. Also, on January 20, 1995 the Company purchased a minority interest in Sunbelt Video, Inc., for $624,000 in cash and obtained an option to acquire the remaining shares in three years at appraised value.

                                                           Exhibit A


                             AGREEMENT AND PLAN OF MERGER

                                     by and among

                        AMERICAN CITY BUSINESS JOURNALS, INC.,

                   BUSINESS JOURNAL ASSOCIATES LIMITED PARTNERSHIP,

                              ADVANCE PUBLICATIONS, INC.

                                         and

                            ADVANCE ACQUISITION SUB. INC.

                                     dated as of

                                    August 3, 1995

                                  TABLE OF CONTENTS


                                                                       Page

          ARTICLE I - Definitions . . . . . . . . . . . . . . . . . . .   1

          ARTICLE II - The Merger; Closing; Effective Time  . . . . . .   7

          2.1. The Merger . . . . . . . . . . . . . . . . . . . . . . .   7
          2.2. Closing  . . . . . . . . . . . . . . . . . . . . . . . .   7
          2.3. Effective Time . . . . . . . . . . . . . . . . . . . . .   7

          ARTICLE III - Certificate of Incorporation, Bylaws,
                          Directors and Officers of the Surviving
          Corporation . . . . . . . . . . . . . . . . . . . . . . . . .   7

          3.1. Certificate of Incorporation . . . . . . . . . . . . . .   7
          3.2. Bylaws . . . . . . . . . . . . . . . . . . . . . . . . .   8
          3.3. Directors and Officers . . . . . . . . . . . . . . . . .   8

          ARTICLE IV - Conversion and Payment of Shares; Treatment of
                          Options; Dissenting Stockholders  . . . . . .   8

          4.1. Conversion or Cancellation of Shares and Convertible
          Debentures  . . . . . . . . . . . . . . . . . . . . . . . . .   8
          4.2. Stock Options  . . . . . . . . . . . . . . . . . . . . .   9
          4.3. Payment for Shares, Convertible Debentures and Options    10
          4.4. Dissenters' Rights . . . . . . . . . . . . . . . . . . .  11
          4.5. Transfer of Shares After the Effective Time  . . . . . .  12

          ARTICLE V - Representations and Warranties of the Company . .  12

          5.1. Corporate Organization and Qualification . . . . . . . .  12
          5.2. Subsidiaries . . . . . . . . . . . . . . . . . . . . . .  12
          5.3. Capital Structure  . . . . . . . . . . . . . . . . . . .  13
          5.4. Corporate Authority  . . . . . . . . . . . . . . . . . .  13
          5.5. Governmental Filings . . . . . . . . . . . . . . . . . .  14
          5.6  No Violations; Non-Contravention; Requisite Consents . .  14
          5.7. Company Reports; Financial Statements  . . . . . . . . .  14
          5.8. Absence of Certain Changes . . . . . . . . . . . . . . .  15
          5.9. Litigation . . . . . . . . . . . . . . . . . . . . . . .  15
          5.10.       Liabilities . . . . . . . . . . . . . . . . . . .  16
          5.11.       Employee Benefit Plans  . . . . . . . . . . . . .  16
          5.12.       Brokers and Finders . . . . . . . . . . . . . . .  17

          5.13.       Intellectual Property . . . . . . . . . . . . . .  17
          5.14.       Taxes . . . . . . . . . . . . . . . . . . . . . .  17
          5.15.       Properties  . . . . . . . . . . . . . . . . . . .  18
          5.16.       Licenses, Franchises, Etc.  . . . . . . . . . . .  18
          5.17.       Information Statement and Applications  . . . . .  18
          5.18.       Powers of Attorney, Etc.  . . . . . . . . . . . .  19
          5.19.       Contracts and Leases  . . . . . . . . . . . . . .  19
          5.20.       Accounts Payable; Accrued Expenses; Prepaid Expenses
                                                                         19
          5.21.       Compliance with Laws  . . . . . . . . . . . . . .  19
          5.22.       Insurance . . . . . . . . . . . . . . . . . . . .  20
          5.23.       Environmental Matters . . . . . . . . . . . . . .  20
          5.24.       Disclosure  . . . . . . . . . . . . . . . . . . .  20

          ARTICLE VI - Representations and Warranties of BJALP  . . . .  21

          6.1. Organization . . . . . . . . . . . . . . . . . . . . . .  21
          6.2. Authority  . . . . . . . . . . . . . . . . . . . . . . .  21
          6.3. Brokers and Finders  . . . . . . . . . . . . . . . . . .  21
          6.4. BJALP Ownership of Company Shares  . . . . . . . . . . .  21

          ARTICLE VII - Representations and Warranties of Purchaser
                           and Merger Sub . . . . . . . . . . . . . . .  22

          7.1. Corporate Organization and Qualification . . . . . . . .  22
          7.2. Corporate Authority  . . . . . . . . . . . . . . . . . .  22
          7.3. Governmental Filings . . . . . . . . . . . . . . . . . .  22
          7.4. No Violations; Non-Contravention; Requisite Consents . .  22
          7.5. Litigation . . . . . . . . . . . . . . . . . . . . . . .  23
          7.6. Purchaser's Investigation  . . . . . . . . . . . . . . .  23

          ARTICLE VIII - Covenants  . . . . . . . . . . . . . . . . . .  23

          8.1. Interim Operations of the Company  . . . . . . . . . . .  23
          8.2. Acquisition Proposals  . . . . . . . . . . . . . . . . .  26
          8.3. Approval by the Company's Stockholders . . . . . . . . .  27
          8.4. Filings; Other Action  . . . . . . . . . . . . . . . . .  28
          8.5. Access; Confidentiality  . . . . . . . . . . . . . . . .  29
          8.6. Notification of Certain Matters  . . . . . . . . . . . .  29
          8.7. Publicity  . . . . . . . . . . . . . . . . . . . . . . .  29
          8.8. Expenses . . . . . . . . . . . . . . . . . . . . . . . .  29
          8.9. Transmittal to Optionholders . . . . . . . . . . . . . .  30
          8.10.       Redemption of Convertible Debentures  . . . . . .  30
          8.11.       Approval of Merger by BJALP; Granting of Options   30

          8.12.       Survival of Indemnification Obligations . . . . .  30
          8.13.       Funding . . . . . . . . . . . . . . . . . . . . .  31
          8.14.       Takeover Statute  . . . . . . . . . . . . . . . .  31
          8.15.       Fairness Opinion  . . . . . . . . . . . . . . . .  31
          8.16.       SLBJ and SLM Option Agreement . . . . . . . . . .  31

          ARTICLE IX - Conditions . . . . . . . . . . . . . . . . . . .  32

          9.1. Conditions to Obligations of the Company . . . . . . . .  32
          9.2. Conditions to Obligations of Purchaser and
               Merger Sub . . . . . . . . . . . . . . . . . . . . . . .  33

          ARTICLE X - Termination . . . . . . . . . . . . . . . . . . .  35
          10.1.       Termination by Mutual Consent . . . . . . . . . .  35
          10.2.       Termination by Either Party . . . . . . . . . . .  35
          10.3.       Termination by Company  . . . . . . . . . . . . .  35
          10.4.       Termination by Purchaser and Merger Sub . . . . .  36
          10.5.       Effect of Termination and Abandonment . . . . . .  36

          ARTICLE XI - Miscellaneous  . . . . . . . . . . . . . . . . .  37

          11.1.       Survival  . . . . . . . . . . . . . . . . . . . .  37
          11.2.       Modification or Amendment . . . . . . . . . . . .  37
          11.3.       Waiver of Conditions  . . . . . . . . . . . . . .  37
          11.4.       Counterparts  . . . . . . . . . . . . . . . . . .  37
          11.5.       Governing Law . . . . . . . . . . . . . . . . . .  37
          11.6.       Notices . . . . . . . . . . . . . . . . . . . . .  37
          11.7.       Obligation of Purchaser . . . . . . . . . . . . .  39
          11.8.       Captions  . . . . . . . . . . . . . . . . . . . .  39
          11.9.       Severability  . . . . . . . . . . . . . . . . . .  39
          11.10.      Entire Agreement; Assignment  . . . . . . . . . .  39
          11.11.      Tax Filing Consistency  . . . . . . . . . . . . .  39

          Exhibits
          Exhibit A      Certificate of Merger



          Annexes
          Annex 8.11(a)(i)Company Stock Option Agreement
          Annex 8.11(a)(ii) BJALP Stock Option Agreement
          Annex 8.11(b) BJALP Irrevocable Written Consent

          Disclosure Schedule
          Section 5.2    Subsidiaries
          Section 5.3    Stock Options, Etc.
          Section 5.6    No Violations; Non-Contravention; Requisite
                          Consents
          Section 5.8    Absence of Certain Changes
          Section 5.9    Litigation
          Section 5.10   Liabilities
          Section 5.11   Employee Benefit Plans
          Section 5.13   Intellectual Property
          Section 5.14   Taxes
          Section 5.15   Leased Real Estate
          Section 5.19   Contracts and Leases
          Section 5.20   Accrued and Prepaid Expenses
          Section 5.21   Compliance with Laws
          Section 5.22   Insurance
          Section 5.23   Environmental Matters
          Section 8.1    Capital Expenditures Budget

                             AGREEMENT AND PLAN OF MERGER


               THIS AGREEMENT AND PLAN OF MERGER dated as of August 3, 1995, is entered into by and among AMERICAN CITY BUSINESS JOURNALS, INC., a Delaware corporation (the "Company"), BUSINESS JOURNAL ASSOCIATES LIMITED PARTNERSHIP, a Delaware limited partnership and the principal stockholder of the Company ("BJALP"), ADVANCE PUBLICATIONS, INC., a New York corporation ("Purchaser"), and ADVANCE ACQUISITION SUB. INC., a newly-formed Delaware corporation and the wholly-owned subsidiary of Purchaser ("Merger Sub").

                                      RECITALS:

               WHEREAS, the respective Boards of Directors of the Purchaser, the Merger Sub and the Company have determined that it is in the best interests of such companies and of their respective stockholders for the Purchaser to acquire the Company through a merger of Merger Sub into the Company upon the terms and subject to the conditions set forth herein;

               NOW, THEREFORE, the Company, BJALP, the Purchaser and the Merger Sub hereby agree as follows:

                                      ARTICLE I

                                     Definitions

               The terms defined in this Article I shall have the following respective meanings for all purposes of this Agreement, with the definitions being equally applicable to both the singular and the plural forms of the terms defined:

               "Acquisition Proposal" shall have the meaning set forth in
          Section 8.2.

               "Affiliate", with respect to the Company, shall mean any Person which is a directly or indirectly held Subsidiary of the Company or any Person which controls, is controlled by or is under common control with the Company, and, with respect to any Person other than the Company, shall mean any Person which is a directly or indirectly held subsidiary of, or controls, is controlled by or is under common control with, such Person.

               "Agreement" shall mean this Agreement and Plan of Merger dated as of August 3, 1995 among the Company, BJALP, the Purchaser and the Merger Sub.

               "BJALP" shall mean Business Journal Associates Limited Partnership, a Delaware limited partnership.

               "BJALP Irrevocable Written Consent" shall mean the irrevocable written consent to be executed by BJALP and delivered to the Company pursuant to Section 8.11(b).

               "BJALP Stock Option Agreement" shall mean the Stock Option Agreement executed by the Purchaser, BJALP and The Oklahoma Publishing Company, a Delaware corporation ("OPUBCO"), on the date hereof pursuant to Section 8.11(a)(ii).

               "Certificate of Merger" shall mean the Certificate of Merger attached hereto as Exhibit A which shall be executed and filed with the Secretary of State of Delaware in accordance with the applicable provisions of the DGCL to effectuate the Merger as provided for in this Agreement.

               "Closing" shall mean the closing of the Merger as provided in Section 2.2 of this Agreement.

               "Closing Date" shall mean the date on which the Closing takes place.

               "Code" shall mean the United States Internal Revenue Code of 1986, as amended, and all regulations promulgated thereunder.

               "Company" shall mean American City Business Journals, Inc., a Delaware corporation.

               "Company Reports" shall mean all forms, reports, schedules, registration statements, proxy statements and other documents which the Company has been or shall be required to file with the SEC with respect to all periods commencing on or after January 1, 1992 and up to and including the Effective Time.

               "Company Shares" shall mean the 30,000,000 authorized shares of the Company's common stock, with a par value of $0.01 per share.

               "Company Stock Option Agreement" shall mean the Stock Option Agreement executed by the Purchaser, the Merger Sub and the Company on the date hereof pursuant to Section 8.11(a)(i).

               "Confidentiality Agreement" shall mean the Confidentiality Agreement executed by the Purchaser for the benefit of BJALP and the Company on June 2, 1995.

               "Contracts" shall mean all material contracts, agreements and commitments to which the Company or any Subsidiary is a party (other than the Leases) (i) calling for payment of more than One Hundred Thousand Dollars ($100,000) in any calendar year which are not terminable by any party thereto on less than one hundred eighty (180) days' notice without penalty and which are not entered into in the ordinary course of business, (ii) containing covenants limiting, in any material respect, the freedom of the Company or any Subsidiary to compete with any Person in any line of business or in any territory, (iii) evidencing or relating to indebtedness for borrowed money, (iv) mortgaging, pledging or otherwise placing a lien on the assets of the Company or a Subsidiary, all of which are identified in Section 5.19 of the Disclosure Schedule, or (v) requiring the consent of the other party thereto in connection with the execution and delivery of this Agreement and the Company Stock Option Agreement or the consummation of the transactions contemplated hereby and thereby.

               "Convertible Debentures" shall mean the Company's 6% Convertible Subordinated Debentures due December 31, 2011.

               "DGCL" shall mean the Delaware General Corporation Law.

               "Director Stock Option Plan" shall mean the American City Business Journals, Inc. Formula Stock Option Plan effective as of June 1, 1993.

               "Disclosure Schedule" shall mean the disclosure schedule document executed by the Company, the Purchaser and the Merger Sub as of the date hereof.

               "Dissenting Stockholders" shall mean the Company stockholders who exercise appraisal rights pursuant to Section 262 of the DGCL with respect to their Company Shares in connection with the consummation of the Merger.

               "Effective Time" shall mean the time and date upon which the Merger is effective pursuant to the provisions of Section 2.3.

               "Employee Benefit Plan" shall mean any bonus, pension, retirement, profit sharing, deferred compensation, restricted stock, stock option, stock appreciation right, severance and welfare plans, employment or severance agreements (including any plans described in Section 3(3) of ERISA) and all similar arrangements contributed to or maintained by the Company (or any of its Subsidiaries) for the benefit of any current or former employee, officer, or director of the Company or its Subsidiaries.

               "Employee Stock Option Plan" shall mean the American City Business Journals, Inc. 1989 Stock Option Plan effective as of November 15, 1989.

               "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.



               "ERISA Affiliate Plan" shall have the meaning set forth in
          Section 5.11.

               "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

               "GAAP" shall mean United States generally accepted accounting principles promulgated or adopted by the Financial Accounting Standards Board or its predecessors that are in effect from time to time.

               "HSR Act" shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

               "Indenture" shall mean the indenture dated as of February 1, 1987 between the Company and Boatmen's First National Bank of Kansas City, as trustee (First Union National Bank currently serving as trustee under the Indenture).

               "Information Statement" shall mean, as applicable, the information or proxy statement and all related amendments, materials or supplements to be distributed by the Company to its stockholders concerning the subject matter of this Agreement as is described further in Section 8.3.

               "Intellectual Property" shall mean all trade names, service marks, service mark registrations and applications, trademarks, trademark registrations and applications, domestic and foreign patents (including, without limitation, letters, design and reissue, utility models and industrial design registrations), patent applications, unpatented inventions, material licenses, copyrights, copyright registrations and applications and other intellectual property owned, licensed or used by the Company or any of the Subsidiaries and that are material to its business, all of which are identified in Section 5.13 of the Disclosure Schedule.

               "Leases" shall mean the leases of real or personal property relating to the Company's business to which the Company or any Subsidiary is a party, as lessor or lessee, or by which the Company or any Subsidiary is bound, calling for payment of more than One Hundred Thousand Dollars ($100,000) in any calendar year which are not terminable by any party thereto on less than one hundred eighty (180) days' notice without penalty and, with respect to personal property leases, which are not entered into in the ordinary course of business, all of which are identified in Section 5.19 of the Disclosure Schedule.

               "Material Adverse Effect" shall mean a material adverse effect on the financial condition, business, assets, prospects or results of operations of the Company and the Subsidiaries taken as a whole.

               "Merger" shall mean the merger of the Merger Sub with and into the Company upon the terms set forth in Section 2.1.

               "Merger Consideration" shall mean an amount equal to $28.00 per share, without interest thereon.

               "Merger Sub" shall mean Advance Acquisition Sub. Inc., a Delaware corporation.

               "Merger Sub Shares" shall mean all of the authorized shares of the common stock of the Merger Sub.

               "Order" shall mean any statute, rule, regulation, judgment, decree, injunction or other order, whether temporary, preliminary or permanent, which is in effect and prohibits consummation of the transactions contemplated by this Agreement.

               "Paying Agent" shall mean the entity or entities designated by the Purchaser or Merger Sub in accordance with Section 4.3 to facilitate the payment of the Merger Consideration to the Company's stockholders, holders of certain stock options and holders of Convertible Debentures in accordance with this Agreement.

               "Person" shall mean any individual, partnership, corporation, trust, unincorporated organization, association, joint venture or other entity or a government, agency, political subdivision, instrumentality or division thereof.

               "Purchaser" shall mean Advance Publications, Inc., a New York corporation.

               "Real Estate" shall mean the real estate owned or leased by the Company or its Subsidiaries, all of which is described in
          Section 5.15 of the Disclosure Schedule.

               "Redemption Date" shall mean the date fixed for the redemption of the Convertible Debentures as described in Section 7.10.

               "Regulatory Filings" shall mean all filings required to legally consummate the Merger under the HSR Act, the Exchange Act, the rules of the National Association of Securities Dealers, Inc. and any applicable state "blue sky" securities rules or regulations.

               "Requisite Consents" shall mean all consents of contracting parties, governmental or regulatory authorities or other Persons to the execution and delivery by the Company of this Agreement or the consummation of the transactions contemplated hereby, which consents are identified in Section 5.6 of the Disclosure Schedule.

               "SEC" shall mean the United States Securities and Exchange Commission.

               "Stock Option Plans" shall mean, collectively, the Director Stock Option Plan, the Employee Stock Option Plan, the Stock Purchase Plan and those "Additional Stock Option Agreements" set forth in Section 5.3 of the Disclosure Schedule.

               "Stock Purchase Plan" shall mean the Amended and Restated American City Business Journals, Inc. Employee Stock Purchase Plan effective as of July 1, 1990.

               "Subsidiary", with respect to the Company, shall mean any entity 50% or more of the stock of which is owned directly or indirectly by the Company, and, with respect to any Person other than the Company, any entity 50% or more of the stock of which is owned directly or indirectly by such Person.

               "Substantial Transaction" shall mean a transaction involving the sale of all or a material portion of the Company's assets, a merger or other form of business consolidation involving the Company or any of its material Subsidiaries, the sale of 15% or more of the Company Shares or other equity securities (by means of a stock sale or other transaction) or any other transaction or series of transactions effecting a change in control of the Company.

               "Superior Proposal" shall have the meaning set forth in
          Section 8.2.

               "Surviving Corporation" shall mean the surviving corporation in the Merger as provided for in Section 2.1.

               "Taxes" shall mean all taxes, fees, levies, duties, charges or other like assessments, including, without limitation, income, withholding, gross receipts, excise, real or personal property, asset, sales, use, license, payroll, transaction, transfer, transfer gains, documentary recording, capital, net worth and franchise taxes imposed by or payable to any federal, state, county, local or foreign government, taxing authority, subdivision or agency thereof, including interest, penalties or additional amounts related thereto.

               "Tax Return" shall mean any report, return, declaration or other information required to be supplied to or filed with a taxing authority in connection with the Taxes of the Company or any Subsidiary.





                                      ARTICLE II

                         The Merger; Closing; Effective Time

               2.1. The Merger. In accordance with this Agreement and the DGCL, at the Effective Time the Merger Sub shall be merged with and into the Company and the separate corporate existence of the Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger and shall continue to be governed by the laws of the State of Delaware, and the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The Merger shall have the effects specified in the DGCL.

               2.2. Closing. Subject to the provisions of Articles IX and X, the Closing shall take place at the offices of Parker, Poe, Adams & Bernstein L.L.P. at 2500 Charlotte Plaza, Charlotte, North Carolina 28244 promptly after the satisfaction or waiver of all conditions precedent set forth in Article IX, or at such other place or time or on such other date as the parties may agree.

               2.3 Effective Time. The Merger shall become effective as of the time and date of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the provisions of the DGCL, or at the time specified in the Certificate of Merger, if later than the time of filing. The date and time when the Merger shall become effective is herein referred to as the "Effective Time." Notwithstanding the foregoing, for accounting purposes the Merger shall be deemed to have occurred at the close of business on the date of the Effective Time.


                                     ARTICLE III

                   Certificate of Incorporation, Bylaws, Directors
                      and Officers of the Surviving Corporation

               3.1. Certificate of Incorporation. The Certificate of Incorporation of the Company, as in effect at the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation, until thereafter amended in accordance with the terms thereof and in accordance with the Surviving Corporation's bylaws and the DGCL, except that Article Four of the Certificate of Incorporation shall be amended to read in its entirety as follows:

                      "The aggregate number of shares which the
               Corporation shall have the authority to issue is 1,000 shares of Common Stock, par value $1.00 per share."

               3.2. Bylaws. The bylaws of the Merger Sub, as in effect at the Effective Time, shall be the bylaws of the Surviving Corporation, until thereafter amended in accordance with the terms thereof and in accordance with the Surviving Corporation's Certificate of Incorporation and the DGCL.

               3.3. Directors and Officers. The directors of the Merger Sub and the officers of the Company at the Effective Time shall, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and bylaws.


                                      ARTICLE IV

               Conversion and Payment of Shares; Treatment of Options;
                               Dissenting Stockholders

               4.1. Conversion or Cancellation of Shares and Convertible Debentures. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof:

                      (a) All Company Shares that are held by the Company as treasury stock or by any Subsidiary shall be cancelled and retired, without any conversion thereof.

                      (b) Except as otherwise provided in Section 4.4, each remaining issued and outstanding Company Share shall be converted into the right to receive, without interest, an amount equal to the Merger Consideration. From and after the Effective Time, all such Company Shares shall no longer be outstanding and shall be cancelled, and each holder of a certificate representing any such Company Shares shall thereafter cease to have any rights with respect to such Company Shares, except the right to receive the Merger Consideration upon the surrender of such certificate pursuant to Section 4.3.

                      (c) Each issued and outstanding Merger Sub Share shall be converted into and exchangeable for one (1) fully paid and nonassessable share of the $0.01 par value common stock of the Surviving Corporation. From and after the Effective Time, each outstanding certificate theretofore representing Merger Sub Shares shall be deemed for all purposes to evidence ownership of and to represent the number of shares of Surviving Corporation common stock into which such Merger Sub Shares shall have been converted. Promptly after the Effective Time and upon the tender of the certificate or certificates formerly representing a holder's Merger Sub Shares, the Surviving Corporation shall issue to each such holder of Merger Sub Shares a stock certificate or certificates representing such holder's shares of Surviving Corporation common stock, and the certificate or certificates which formerly represented Merger Sub Shares shall be cancelled.

                      (d) In accordance with and subject to the terms of the Indenture, each outstanding Convertible Debenture whose conversion rights are validly exercised after the Effective Time but before the close of business on the fifth business day prior to the Redemption Date shall be converted into the right to receive, without interest, the amount that would have been received by a holder of the number of Company Shares into which such Convertible Debenture could have been converted immediately prior to the Effective Time.

                      (e) All notes and other debt instruments of the Company other than the Convertible Debentures (including, but not limited to, the $20.00 Series Promissory Notes due 1999 of the Company and the $3.00 Series Promissory Notes due 1999 of the Company) outstanding at the Effective Time shall continue to be outstanding subsequent to the Effective Time as notes and other debt instruments of the Surviving Corporation, subject to their respective terms and covenants, and shall not be affected by the Merger.

               4.2. Stock Options. Prior to the Effective Time, the Company shall take such actions (including those described in Section 7.9) as may be necessary such that at the Effective Time all outstanding stock options granted pursuant to the Stock Option Plans

          (regardless of whether such stock options are vested or exercisable as of the Effective Time, all such unvested options being deemed to be fully vested and exercisable as of the Effective Time) shall be cancelled and shall only entitle the holder thereof, upon the holder's relinquishing all rights therein, to receive an amount equal to the excess, if any, of the Merger Consideration over the exercise price per Company Share of such option multiplied by the number of Company Shares previously subject to such option (less all required tax withholdings), and such options and all rights thereunder shall cease to exist. The Company may extend the expiration date of any stock option issued pursuant to any of the Stock Option Plans which is outstanding on the date hereof and is scheduled to expire prior to the Closing Date, provided that such options shall be subject to the terms of this Section 4.2.

               4.3.   Payment for Shares, Convertible Debentures and
          Options.

                      (a) Prior to the Effective Time, Purchaser or Merger Sub shall designate First Union National Bank, or another entity reasonably acceptable to the Company, to act as Paying Agent. Immediately prior to the Effective Time, Purchaser and Merger Sub will provide the Paying Agent with the funds necessary to make the payments contemplated by
          Section 4.1(b) and will make available an amount equal to the funds necessary to satisfy the obligations to the holders of stock options pursuant to the terms of Section 4.2. The Purchaser and the Surviving Corporation will provide the Paying Agent with funds necessary to make the payments contemplated by Section 4.1(d) as and when required in accordance with the terms of the Indenture.

                      (b) Promptly after the Effective Time, or in the case of holders of the Convertible Debentures, as, when and to the extent prescribed under the terms of the Indenture, the Surviving Corporation shall cause to be mailed to each person who was, immediately prior to the Effective Time, a holder of record of issued and outstanding Company Shares or Convertible Debentures a form (mutually agreed to by Purchaser and the Company) of letter of transmittal and instructions for use in effecting the surrender of the certificates which, immediately prior to the Effective Time, represented any of such Company Shares or Convertible Debentures, in exchange for payment therefor. Purchaser and Merger Sub shall also arrange (i) for the Surviving Corporation and the Paying Agent to make available letters of transmittal and instructions for use in effecting surrender of certificates to holders of Company Shares or Convertible Debentures, who satisfy the requirements of the letter of transmittal and request personal delivery thereof after the Effective Time and (ii) for the Paying Agent to make payment to any such holder who desires to receive payment in person after the Effective Time. Upon surrender to the Paying Agent of certificates formerly representing Company Shares or Convertible Debentures, or the satisfaction of the prerequisites identified in the letter of transmittal regarding lost stock certificates, together with the letter of transmittal, duly executed and completed in accordance with the instructions, the Surviving Corporation shall promptly cause to be delivered to the persons entitled thereto a check in the amount to which such persons are entitled, after giving effect to any required tax withholdings. No interest will be paid or will accrue on the amount payable upon the surrender of any such certificate. If payment is to be made to a person other than the registered holder of the certificate surrendered, it shall be a condition of such payment that the certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of the certificate surrendered (unless the Surviving Corporation or the Paying Agent determines that the tax is not applicable). The Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent, in connection with the exchange of Company Shares and Convertible Debentures.

                      (c)  Any portion of the aggregate Merger
          Consideration made available to the Paying Agent pursuant to this
          Section 4.3 that remains unclaimed by the holders of Company Shares six (6) months after the Effective Time shall be returned to the Surviving Corporation, upon demand, and any such holder who has not exchanged certificates representing his or her Company Shares for the Merger Consideration in accordance with this Agreement shall thereafter look to the Surviving Corporation for payment of the Merger Consideration in respect of his or her Company Shares.

                      (d)  Any portion of the aggregate Merger
          Consideration made available to the Paying Agent pursuant to this
          Section 4.3 to pay for Company Shares for which Dissenting Stockholders rights have been perfected shall be returned to the Surviving Corporation, upon demand.

               4.4.   Dissenters' Rights.

                      (a) Notwithstanding the provisions of Section 4.1, Company Shares held by Dissenting Stockholders who have perfected the right to dissent under the DGCL shall not be converted into the right to receive any portion of the aggregate Merger Consideration. Instead, all Company Shares so held shall be converted into and represent only a right to payment in accordance with Section 262 of the DGCL; provided that if any Dissenting Stockholder fails to perfect or shall have effectively withdrawn or lost the right to dissent under the DGCL, each Company Share held by such Dissenting Stockholder shall thereupon be treated as having been converted as of the Effective Time into the right to receive, and be exchangeable for, the Merger Consideration pursuant to Section 4.1(b). The Company shall promptly give Purchaser notice upon receipt by the Company of any written demand for appraisal under the DGCL by any Dissenting Stockholder, and Purchaser shall have the right to participate in all negotiations and proceedings with respect to any such demands. The Company agrees that prior to the Effective Time it will not, except with the written consent of Purchaser, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment.


                      (b)  Each Dissenting Stockholder who becomes
          entitled, pursuant to the provisions of Section 262 of the DGCL, to payment for his Company Shares shall receive

                                  -10
          payment therefor after the Effective Time from the Surviving Corporation (but only after the amount thereof shall have been agreed upon or finally determined pursuant to such provisions), and such Company Shares shall be cancelled.

               4.5. Transfer of Shares After the Effective Time. At the Effective Time, the stock transfer books of the Surviving Corporation shall be closed and no transfer of Company Shares shall thereafter be made. If after the Effective Time certificates previously representing Company Shares are presented to the Surviving Corporation or the Paying Agent, they shall be cancelled and exchanged for the Merger Consideration as provided in Section 4.1.


                                      ARTICLE V

                    Representations and Warranties of the Company

               The Company hereby represents and warrants to Purchaser and Merger Sub as follows:

               5.1. Corporate Organization and Qualification. Each of the Company and each Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, with all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as it is now being conducted, and is qualified or licensed to do business and is in good standing in each jurisdiction in which it is required to be so qualified or licensed, except where the failure to be so qualified or licensed, individually or in the aggregate, has not had (except as reflected in the Company Reports filed prior to the date hereof) and is not reasonably likely to have a Material Adverse Effect. The Company has provided to Purchaser complete and correct copies of the Company's Certificate of Incorporation and bylaws as in effect on the date hereof.

               5.2. Subsidiaries. Set forth in Section 5.2 of the Disclosure Schedule are all of the Subsidiaries of the Company, together with their respective jurisdictions of incorporation, their authorized and issued shares of capital stock and the percentage of outstanding shares of each class of capital stock of each Subsidiary owned, directly or indirectly, by the Company. Except as set forth in Section 5.2 of the Disclosure Schedule, all of the issued and outstanding shares of capital stock of each Subsidiary have been duly authorized and validly issued, are fully paid and nonassessable and are owned, of record and beneficially, by the Company or a Subsidiary, free and clear of all liens, encumbrances, equities, options or claims whatsoever. Except as set forth in Section 5.2 of the Disclosure Schedule, no shares of capital stock of a Subsidiary are reserved for issuance and there are no outstanding options, warrants, rights, subscriptions, agreements, obligations, convertible or exchangeable securities or other commitments or claims, contingent or otherwise, relating to the capital stock of a Subsidiary, pursuant to which a Subsidiary is or may become obligated to issue, sell, transfer or exchange any shares of such capital stock. Except as set forth in Section 5.2 of the Disclosure Schedule, neither the Company nor any of the Subsidiaries owns, directly or indirectly, any capital stock or other equity, ownership or proprietary interest in any other Person.

               5.3. Capital Structure. As of the date hereof, the authorized capital stock of the Company consists of (i) 30,000,000 Company Shares, of which 6,917,741 shares are issued and outstanding and 707,842 shares are issued and held in the Company's treasury, and (ii) 2,500,000 shares of preferred stock, par value $.01 per share, of the Company, none of which are issued and outstanding. All of the outstanding Company Shares have been duly authorized and are validly issued, fully paid and nonassessable. The class of Company Shares has been duly and validly registered pursuant to Section 12(g) of the Exchange Act, which registration is in full force and effect. As of the date hereof, (i) 29,000 Company Shares were issuable upon exercise of outstanding stock options granted under the Director Stock Option Plan to purchase Company Shares (at a weighted average exercise price of $14.49 per share), (ii) 541,000 Company Shares were issuable upon exercise of outstanding stock options granted under the Employee Stock Option Plan to purchase Company Shares (at a weighted average exercise price of $10.362 per share), (iii) 59,400 Company Shares were issuable upon exercise of outstanding stock options granted under the Stock Purchase Plan to purchase Company Shares (at a weighted average exercise price of $18.70 per share), (iv) 63,000 Company Shares were issuable upon exercise of outstanding stock options granted under the "Additional Stock Option Agreements" set forth in Section 5.3 of the Disclosure Schedule to purchase Company Shares (at a weighted average exercise price of $7.262 per share), and (v) 1,995,035 Company Shares were issuable upon conversion of the outstanding Convertible Debentures. Section 5.3 of the Disclosure Schedule sets forth the grantee, grant date, number of shares, option price, vesting schedules and expiration date for all outstanding options granted pursuant to the Stock Option Plans as of the date hereof. Except as set forth in this Section 5.3 and in Section
          5.3 of the Disclosure Schedule, there are no preemptive rights or any outstanding subscriptions, options, warrants, rights, convertible securities or other agreements, commitments or benefit arrangements of any character relating to the issued or unissued capital stock or other securities of the Company or which give rise to an obligation to issue or an option or right to acquire Company Shares or any other shares from the Company.

               5.4. Corporate Authority. The Board of Directors of the Company has approved and authorized the execution and delivery of this Agreement and has determined that it will recommend to the Company's stockholders the approval of this Agreement and the Merger. The Company has the requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement and, subject only to approval of this Agreement by the holders of a majority of the outstanding Company Shares, to consummate the transactions contemplated hereby. Subject to such stockholder approval, this Agreement is a legal, valid and binding agreement of the Company enforceable against the Company in accordance with its terms.

               5.5. Governmental Filings. Other than the filing of the Certificate of Merger and the Regulatory Filings, no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any governmental or regulatory authorities of the United States or the several states in connection with the execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby.

               5.6. No Violations; Non-Contravention; Requisite Consents. Except as disclosed in Section 5.6 of the Disclosure Schedule and except for the requisite approval by the Company's stockholders, the execution and delivery of this Agreement by the Company do not, and the consummation by the Company of the transactions contemplated by this Agreement will not create, constitute or result in: (i) a breach or violation of, or a default under, or the obligation to obtain the consent or approval of any Person pursuant to, the Certificate of Incorporation or bylaws of the Company; (ii) a breach or violation of, a default under, or the obligation to obtain the consent or approval of any Person or the triggering of any payment, stock issuance, acceleration of vesting or other material obligations pursuant to, any of the Company's Employee Benefit Plans or any grant or award made thereunder; (iii) a breach or violation of, or a default under, or the obligation to obtain the consent or approval of any Person, or the acceleration of, or the creation of a material lien, pledge, security interest or other encumbrance on Company or any Subsidiary assets (with or without the giving of notice or the lapse of time or both) pursuant to, any provision of (A) any Contract or Lease or (B) any law, rule, ordinance or regulation or judgment, decree, order, award or governmental or non-governmental permit or license to which the Company or any Subsidiary is subject; or (iv) any material change in the rights or obligations of any party to any of the Contracts or Leases.

               5.7. Company Reports; Financial Statements. The Company has duly and timely filed all Company Reports required to be filed as of the date hereof, all of which, when filed, complied in all material respects with all applicable requirements of the Securities Act of 1933, as amended, and the Exchange Act and the rules and regulations promulgated thereunder. Correct and complete copies of the Company Reports have been, or when filed shall be, provided by the Company to Purchaser. As of their respective dates, the Company Reports did not, and if filed subsequent to the date hereof shall not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules), and if included in or incorporated by reference in a Company Report filed subsequent to the date hereof shall, fairly present the consolidated financial position of the Company as of its date, and each of the consolidated statements of income, of changes in stockholder equity and of cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) is, and if included in or incorporated by reference in a Company Report filed subsequent to the date hereof shall be, complete and correct in all material respects and does or shall fairly present the results of operations, retained earnings and cash flows, as the case may be, of the Company and its subsidiaries for the periods identified therein (subject, in the case of unaudited statements, to normal year-end audit adjustments), in each case in accordance with GAAP consistently applied during the periods involved.

               5.8    Absence of Certain Changes.  Except as set forth in
          Section 5.8 of the Disclosure Schedule, during the period between January 1, 1995 and the date of the Agreement, the Company has conducted its business in, and has not engaged in any material transaction other than in, the ordinary and usual course of business consistent with past practices and there has not been
          (1) any change in the financial condition, business, prospects or results of operations of the Company and the Subsidiaries taken as a whole, or any development or combination of developments of which management of the Company has knowledge which, individually or in the aggregate, has had or is reasonably likely to result in a Material Adverse Effect; (2) any direct or indirect redemption, purchase or other acquisition of any Company Shares by the Company or any declaration, setting aside or payment of any dividend or other distribution with respect to the capital stock of the Company; (3) any change by the Company in its accounting principles, practices or methods; (4) any damage, destruction or other casualty loss (whether or not covered by insurance) which, individually or in the aggregate, has had or may reasonably be expected to have a Material Adverse Effect; (5) any increase in the compensation payable or to become payable by the Company to any of its officers, employees or agents, other than normal cost of living increases, normal merit increases and increases previously disclosed in writing to Purchaser; (6) any option to purchase or other right to acquire Company Shares granted to any person by the Company; (7) any issuance of Company Shares except in connection with the exercise of stock options issued pursuant to any of the Stock Option Plans; or (8) any indebtedness for borrowed money incurred or permitted by the Company or guaranties provided by the Company except in the ordinary course of business or other than as reflected in the Company Reports.

               5.9 Litigation. Except as set forth in Section 5.9 of the Disclosure Schedule, there is no action, suit, proceeding at law or in equity by any Person, or any arbitration or any administrative or other proceeding by or before (or, to the knowledge of management of the Company, any investigation by) any governmental or other instrumentality or agency, pending, or, to the knowledge of management of the Company, threatened, against or affecting the Company, the Subsidiaries or their respective properties or rights which is reasonably likely to materially and adversely affect the Company's ability to perform its obligations hereunder or the transactions contemplated hereby or which, individually or in the aggregate, has had (except as reflected in the Company Reports filed prior to the date hereof) or is reasonably likely to have a Material Adverse Effect, and the Company and the Subsidiaries are not subject to any judgement, order or decree entered in any lawsuit or proceeding which, individually or in the aggregate, has had (except as reflected in the Company Reports filed prior to the date hereof) or is reasonably likely to have a Material

          Adverse Effect.

               5.10. Liabilities. Except as set forth in Section 5.10 of the Disclosure Schedule, or except as and to the extent reserved against or otherwise referenced in the financial statements included in the Company Reports filed with the SEC on or prior to the date hereof, the Company and the Subsidiaries have no existing claims, liabilities (including potential liabilities) or indebtedness, contingent or otherwise, which, individually or in the aggregate have had or are reasonably likely to have a Material Adverse Effect.

               5.11. Employee Benefit Plans. Set forth in Section 5.11 of the Disclosure Schedule is an accurate and complete list of all Employee Benefit Plans established, maintained or contributed to by the Company. No Employee Benefit Plan is a "Defined Benefit Plan" as defined in Section 3(35) of ERISA or a "Multiemployer Plan" as defined in Sections 3(37) and 4001(a)(3) of ERISA and
          Section 414(f) of the Code and the Company has no obligations related to such a Multiemployer Plan. Except as set forth in
          Section 5.11 of the Disclosure Schedule, with respect to the Employee Benefit Plans (or any plan subject to Title IV of ERISA or Section 412 of the Code maintained by any entity considered one employer with the Company under Section 4001 of ERISA or
          Section 414 of the Code (an "ERISA Affiliate Plan")), no event has occurred and, to the knowledge of the management of the Company, there exists no condition or set of circumstances in connection with which the Company or any Subsidiary could be subject to any material liability under the terms of such Employee Benefit Plans (or ERISA Affiliate Plan), ERISA, the Code or any other applicable law (other than the payment of contributions and benefits in the ordinary course). With respect to each Employee Benefit Plan, the Company has made available, if applicable, a true and correct copy of: (i) the most recent annual report (Form 5500) filed with the Internal Revenue Service (the "IRS"); (ii) the plan document; (iii) each related trust agreement; (iv) the most recent summary plan description; and (v) the most recent determination letter issued by the IRS. Except as set forth in Section 5.11 of the Disclosure Schedule, or as otherwise required by applicable law, no Employee Benefit Plan provides retiree medical or life insurance benefits to any person.

               5.12. Brokers and Finders. Except for the engagement of Lazard Freres & Co. by the Company as previously disclosed to the Purchaser in writing, the Company, the Subsidiaries and their officers, directors or employees have not employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders' fees or any break-up fees or liability for the expenses of third parties in connection with the transactions contemplated herein.

               5.13. Intellectual Property. Section 5.13 of the Disclosure Schedule contains a correct and complete list of all Intellectual Property as of the date hereof. Except as set forth in Section 5.13 of the Disclosure Schedule, as of the date hereof, (i) no claim is pending or, to the knowledge of the Company's management, threatened to the effect that the present or past operations of the Company or any of its Subsidiaries infringe upon or conflict with the rights of others with respect to any patents, patent applications, trademarks, trademark applications, tradenames, copyrights or any other intellectual property rights, (ii) the Company or a Subsidiary thereof, as the case may be, is the sole owner of all of the Intellectual Property (except to the extent the Company or Subsidiary is a licensee of any Intellectual Property as indicated in Section 5.13 of the Disclosure Schedule) currently used in the conduct of the Company's or Subsidiary's business, free and clear of any liens, claims, encumbrances or interests, (iii) no claim is pending or, to the knowledge of the Company's management, threatened to the effect that any of the Intellectual Property is invalid or unenforceable, and (iv) no contract, agreement or understanding with any party exists which would prevent the continued use by the Company or Subsidiary (as currently used by the Company or Subsidiary) of any Intellectual Property.

               5.14.  Taxes.

                      (a) Except as set forth on Section 5.14 of the Disclosure Schedule, the Company and each of the Subsidiaries have duly filed all Tax Returns required to be filed by them, and have duly paid, caused to be paid or made adequate provision for the payment of all Taxes required to be paid in respect of the periods covered by such returns except where any failures to pay are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect. Except as set forth in Section
          5.14 of the Disclosure Schedule, (i) no claims for federal Taxes have been asserted against the Company or any of the Subsidiaries and no deficiency for any federal Taxes has been proposed, asserted or assessed which has not been resolved or paid in full,
          (ii) no claims for Taxes other than federal Taxes have been asserted against the Company or any of the Subsidiaries and no deficiency for any such Taxes has been proposed, asserted or assessed which has not been resolved or paid in full, (iii) no Tax Return or taxable period of the Company or any of the Subsidiaries is under examination and neither the Company nor any Subsidiary has received written notice of any pending audit, (iv) there are no outstanding agreements or waivers extending the statutory period of limitation applicable to any Tax Return for any period of the Company or any of the Subsidiaries, (v) neither the Company nor any Subsidiary has any obligation or liability to pay Taxes of or attributable to any other Person, (vi) there are no tax liens other than liens for Taxes not yet due and (vii) neither the Company nor any Subsidiary is a party to any agreement or contract which would result in payment of any "excess parachute payment" within the meaning of Section 280G of the Code.

                      (b) Neither the Company nor any Subsidiary has filed any consent pursuant to Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset owned by the Company or any Subsidiary.

                      (c) Neither the Company nor any Subsidiary has been, and is not, a United States real property holding company (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

               5.15. Properties. Neither the Company nor any Subsidiary currently owns any Real Estate. Section 5.15 of the Disclosure Schedule sets forth a list of Real Estate currently leased in whole or in part by the Company or any Subsidiary. Except as set forth in Section 5.15 of the Disclosure Schedule, the Company enjoys quiet and peaceful possession of all leased properties. The tangible properties of the Company are adequate for the business of the Company and its Subsidiaries as conducted in accordance with past practices.

               5.16. Licenses, Franchises, Etc. The Company and each of its Subsidiaries has all licenses, franchises, permits or authorizations required in connection with the operations of the Company and each of its Subsidiaries as presently conducted, except to the extent that the absence of any requisite license, franchise, permit or authorization, individually or in the aggregate, is not reasonably likely to have a Material Adverse Effect. No material license, franchise, permit or authorization held by the Company or any of its Subsidiaries will be terminated or impaired by reason of the Merger, which termination or impairment, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect.

               5.17. Information Statement and Applications. When the Information Statement is mailed to the holders of Company Shares, such Information Statement, with respect to all information set forth therein furnished by the Company with respect to this Agreement, shall comply in all material respects with the provisions (to the extent applicable) of the Exchange Act. The information furnished by the Company in respect of the Information Statement as filed with the SEC under the Exchange Act will not contain any untrue statement of any material fact or omit to state a material fact required to be stated therein necessary to make the statements contained therein not misleading.

               5.18. Powers of Attorney, Etc. No power of attorney or similar authorization given by the Company is presently outstanding other than powers of attorney given in the ordinary course of business with respect to routine matters.

               5.19. Contracts and Leases. Section 5.19 of the Disclosure Schedule contains a current and complete list of all Contracts and Leases by which the Company is bound as of the date hereof and identifies all such Contracts and Leases to which any Affiliate is a party. Each of the Contracts and Leases is valid and in full force and effect and there exists no material default or event of default or occurrence, condition, commitment or act (including the consummation of the Merger) which would, with the passage of time or the giving of notice or both, cause a default thereunder which would have a Material Adverse Effect. Except as set forth in Section 5.19 of the Disclosure Schedule, to the knowledge of management of the Company, all of the material covenants to be performed by each other contracting party under all such Contracts and Leases have been fully performed.

               5.20. Accounts Payable; Accrued Expenses; Prepaid Expenses. Each of the trade accounts payable of the Company was incurred in the ordinary course of the Company's business. Except as disclosed in Section 5.20 of the Disclosure Schedule or as reserved for in the financial statements appearing in the Company Reports, all material accrued expenses of the Company which would be required to be reported in the Company's financial statements on the date of this Agreement if such statements were prepared as of such date, were incurred in the ordinary course of the business. Each of the Company's prepaid expenses was incurred in the ordinary course of the Company's business.

               5.21.  Compliance with Laws.  Except as set forth in Section
          5.21 of the Disclosure Schedule, neither the Company nor any Subsidiary has, within the three (3) year period prior to the date of this Agreement, received any notice of any material violation of any material law, rule, regulations, order, judgment, writ or decree of any court or any governmental agency or instrumentality. Except as set forth in Section 5.21 of the Disclosure Schedule, the Company and each Subsidiary are in compliance in all material respects with all applicable federal, state, local and foreign laws, regulations, orders, judgments and decrees, including, without limitation, matters relating to the environment, antitrust and anticompetitive practices, discrimination, employment and employment practices, wage and hour, health and safety matters and matters covered by ERISA and other laws regarding employee benefit matters.

               5.22. Insurance. Section 5.22 of the Disclosure Schedule sets forth a correct and complete list of all policies of insurance and self insurance arrangements maintained by the
          Company as of the date hereof.   The Company's insurance policies
          are valid and in full force and effect and shall remain in full force and effect following the Closing without impairment or increase in premium as a result of the consummation of the Merger.

               5.23.  Environmental Matters.  Except as set forth in
          Section 5.23 of the Disclosure Schedule:

                      (a) during and, to the knowledge of management of the Company, prior to the period of the Company's or a Subsidiary's ownership or use thereof, all properties owned or used by the Company and the Subsidiaries have been maintained, and all activities of the Company and the Subsidiaries have been conducted, in compliance with all federal, state and local environmental laws, rules and regulations, except where any such failure to be in compliance, individually or in the aggregate, has not had (except as reflected in the Company Reports filed prior to the date hereof) and is not reasonably likely to have a Material Adverse Effect; and the Company and its Subsidiaries are not liable under any federal, state and local environmental laws, rules and regulations, except where any such liability, individually or in the aggregate, has not had (except as reflected in the Company Reports filed prior to the date hereof) and is not reasonably likely to have a Material Adverse Effect;

                      (b) neither the Company nor any of the Subsidiaries has received written notification from any governmental authority with respect to current, existing violations or liabilities relating to the Company or the Subsidiaries of any of the laws referred to in clause

          (a) above, or pursuant to any of the respective implementing regulations to such laws, rules or regulations; and

                      (c) neither the Company nor any of the Subsidiaries has received written notification (i) from the United States Environmental Protection Agency that it is a Potentially Responsible Party under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") for "removal" or "remedial" action at a waste site listed on the National Priorities List to which it sent or arranged for the transportation or disposal of hazardous waste, or (ii) that it is liable for contribution for costs incurred by another Person in taking "removal" or "remedial" action under CERCLA.

               5.24. Disclosure. No written statement made in any schedule or certificate or other document delivered by or on behalf of the Company to Purchaser or Merger Sub in connection with this Agreement contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading.

                                      ARTICLE VI

                       Representations and Warranties of BJALP

               BJALP hereby represents and warrants to Purchaser and Merger Sub as follows:

               6.1. Organization. BJALP is a limited partnership duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, with all requisite power and authority to own, operate and lease its properties and to carry on its business as it is now being conducted, and is qualified or licensed to do business and is in good standing in each jurisdiction in which it is required to be so licensed or qualified, except where the failure to be so qualified or licensed, individually or in the aggregate, has not had and is not reasonably likely to have a Material Adverse Effect.

               6.2. Authority. BJALP has the requisite power and authority and has taken all action necessary under the BJALP Limited Partnership Agreement, Certificate of Limited Partnership and applicable law to execute and deliver this Agreement and the BJALP Irrevocable Written Consent. This Agreement is a valid and binding agreement of BJALP enforceable against BJALP in accordance with its terms.

               6.3. Brokers and Finders. Except for the engagement of Lazard Freres & Co. LLC by BJALP as previously disclosed to the Purchaser in writing, neither BJALP nor any of its general or limited partners, officers or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders' fees or any break-up fees or liability for the expenses of third parties in connection with the transactions contemplated herein.

               6.4. BJALP Ownership of Company Shares. As of the date of this Agreement and the date of the BJALP Irrevocable Written Consent, BJALP is the record owner of 3,885,105 Company Shares.

                                     ARTICLE VII

                            Representations and Warranties
                             of Purchaser and Merger Sub

               Purchaser and Merger Sub, jointly and severally, represent and warrant to the Company as follows:

               7.1. Corporate Organization and Qualification. Each of Purchaser and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and each has the requisite corporate power and authority to own, operate and lease all of its property and assets and to carry on its business as now being conducted by it.

               7.2. Corporate Authority. Purchaser and Merger Sub each has the requisite corporate power and authority and has taken all corporate action necessary to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement is a legal, valid and binding agreement of Purchaser and Merger Sub enforceable against each of Purchaser and Merger Sub in accordance with its terms.

               7.3. Governmental Filings. Other than the filing of the Certificate of Merger and the Regulatory Filings, no notices, reports or other filings are required to be made by Purchaser or Merger Sub with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Purchaser or Merger Sub from, any governmental and regulatory authorities of the United States or the several states in connection with the execution and delivery of this Agreement by Purchaser and Merger Sub or the consummation by the Purchaser and Merger Sub of the transactions contemplated hereby.

               7.4. No Violations; Non-Contravention; Requisite Consents. The execution and delivery of this Agreement by Purchaser or Merger Sub do not, and the consummation of the transactions contemplated hereby by Purchaser or Merger Sub will not, constitute or result in (i) a breach or violation of, or a default under, or the obligation to obtain the consent or approval of any Person pursuant to, the Certificate of Incorporation or bylaws of Purchaser or Merger Sub; or (ii) a breach or violation of, or a default under, or the acceleration of, or the creation of a material lien, pledge, security interest or other encumbrance on assets (with or without the giving of notice or the lapse of time or both) pursuant to any provision of any agreement, lease, contract, note, mortgage, indenture, arrangement or other obligation of

          Purchaser or Merger Sub, or any law, rule, ordinance or regulation or judgment, decree, order, award or governmental or non-governmental permit or license to which Purchaser or Merger Sub is subject.

               7.5. Litigation. There is no action, suit, proceeding at law or in equity by any person, or any arbitration or any administrative or other proceeding by or before (or, to the knowledge of management of the Purchaser or Merger Sub, any investigation by) any governmental or other instrumentality or agency, pending, or, to the knowledge of management of the Purchaser or Merger Sub, threatened, against or affecting the Purchaser or Merger Sub, which is reasonably likely to materially and adversely affect the Purchaser's or Merger Sub's ability to perform its obligations hereunder or the transactions contemplated hereby.

               7.6 Purchaser's Investigation. Purchaser is an informed and sophisticated purchaser and has engaged expert advisors experienced in the evaluation and purchase of companies such as the Company. Purchaser has undertaken such investigation as it has deemed necessary to enable it to make an informed and intelligent decision with respect to this Agreement and the transactions contemplated hereby. To the extent expressly permitted hereafter under this Agreement, Purchaser may undertake such further investigation as it deems necessary. Purchaser acknowledges that in entering into this Agreement and in consummating the other transactions contemplated herein, Purchaser has relied solely upon its own investigation analysis and, to the extent expressly permitted by this Agreement, the representations and warranties contained in this Agreement. Except in the case of fraud, intentional misstatement or intentional omission, neither the Company nor BJALP (nor any of their agents, officers, directors, employees, affiliates or representatives) shall have any liability to Purchaser or Merger Sub (or any of their respective agents, officers, directors, employees, affiliates or representatives) to the extent based upon any information made available or statements made to Purchaser or Merger Sub (or any of there respective agents, officers, directors, employees, affiliates or representatives), including, without limitation, the representations and warranties set forth in this Agreement.


                                     ARTICLE VIII

                                      Covenants

               8.1 Interim Operations of the Company. The Company covenants and agrees that, prior to the Effective Time, the business of the Company and its Subsidiaries shall be conducted diligently, in compliance with all applicable laws and only in the ordinary and usual course and, to the extent consistent therewith, the Company shall use its best efforts to preserve its business organization intact, to maintain its existing relations with customers, suppliers, employees and business associates and to keep available the services of its present officers, agents and employees (nothing herein implying any obligation on the part of the

          Company to maintain or retain any particular officer, agent or employee). Without limiting the generality of the foregoing, and except as otherwise expressly provided in this Agreement, prior to the Effective Time or the termination of this Agreement, whichever first occurs, the Company will not, and will not permit its Subsidiaries to, without the prior written consent of Purchaser:

                      (a) amend its Certificate of Incorporation or bylaws;

                      (b) split, combine or reclassify the outstanding Company Shares;

                      (c) declare, set aside or pay or make any dividend or distribution payable in cash, stock, right or property with respect to the Company Shares or adopted any form of stockholder rights plan;

                      (d) issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of its capital stock of any class of the Company or its Subsidiaries, or any other property or assets other than Company Shares issuable pursuant to options outstanding on the date hereof under any of the Stock Option Plans or upon conversion of any of the Convertible Debentures;

                      (e) transfer, lease, license, sell, mortgage, pledge, dispose of (other than the disposal of inventory in the ordinary course of business) or encumber any assets with a value in excess of $100,000 in the aggregate for all such transactions (unless such assets are worn-out or obsolete), or incur or modify any liability or obligation other than in the ordinary and usual course of business or extend any loan, advance, guaranty or indemnification where the effect of such would be, in the aggregate, material to the Company and the Subsidiaries taken as a whole;

                      (f) acquire directly or indirectly by redemption or otherwise any shares of the capital stock of the Company;

                      (g) authorize additional capital expenditures not provided for in Section 8.1 of the Disclosure Schedule in excess of $50,000 in the aggregate, or make acquisition of, or investment in, the assets or stock of any other Person;

                      (h) (i) grant any severance or termination pay to, or enter into or modify any employment, sales agency, change of control or severance agreement with, any director or officer of the Company or any Subsidiary, or (ii) grant any severance or termination pay to any other employee of the Company or any Subsidiary other than pursuant to existing plans or policies of the Company or its Subsidiaries set forth in Section 5.11 of the Disclosure Schedule or otherwise consistent with past practice, or (iii) enter into or modify in any respect any change of control agreement with any other such employee of the Company or any

          Subsidiary, or (iv) enter into or modify in any material respect any employment or sales agency agreement with any other such employee of the Company or any Subsidiary other than in the ordinary course of business and consistent with past practices; and the Company shall not establish, adopt, enter into or amend in any material respect any plan or arrangement which is or would constitute an Employee Benefit Plan hereunder for the benefit of any directors, officers or employees or increase in any material manner the compensation or fringe benefits of any director, officer or employee, in any case not required by an existing plan or arrangement, or pay any benefit not required by any existing Employee Benefit Plan;

                      (i) settle or compromise any claim or litigation involving amounts in excess of $50,000 other than claims relating directly to returns, credits or allowances settled in the ordinary course of business, or, except in the ordinary and usual course of business, modify, amend or terminate any of the Contracts or Leases, or waive, release or assign any material rights or claims;

                      (j) make any tax election or permit any insurance policy naming the Company as a beneficiary or a loss payable payee to be cancelled or terminated without notice to Purchaser, except in the ordinary and usual course of business;

                      (k) file any registration statement with the SEC or with any blue sky authority relating to the capital stock or other securities of the Company or file an application for quotation with The National Association of Securities Dealers, Inc. (the "NASD") or listing with any national securities exchange;

                      (l) engage in any sale/leaseback transactions other than in the ordinary and usual course of business;

                      (m) except as otherwise contemplated by Section 4.2 of this Agreement, make any grants of stock options under, or extend or accelerate the vesting schedule of any of its stock options granted pursuant to, any of the Stock Option Plans or any other Employee Benefit Plan;

                      (n) except to the extent permitted by Section 8.2, agree to, directly or indirectly, merge or consolidate with, purchase substantially all of the assets of, have substantially all of the Company's assets purchased or otherwise acquire or be acquired by any Person; or

                      (o) take, or agree in writing or otherwise to take, any of the foregoing actions, or any action which is reasonably likely to prevent the satisfaction of any condition to closing set forth in Article IX hereof, or which would make any representation or warranty of the Company contained in this Agreement untrue or incorrect, as of the date when made, such that, individually or in the aggregate, it is reasonably likely that there shall be a Material Adverse Effect.

               8.2. Acquisition Proposals. (a) Prior to the termination of this Agreement, the Company and BJALP will not, and will cause their respective directors, officers, employees, representatives or agents not to, directly or indirectly, solicit or initiate any discussions, submissions of proposals or offers or negotiations with, or, participate in any negotiations or discussions with, or provide any information or data of any nature whatsoever to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage any effort or attempt to buy on the part of, any Person other than Purchaser, Merger Sub and their respective stockholders, employees, representatives, agents and Affiliates, concerning any Substantial Transaction; provided, however, that nothing contained in this Agreement shall prevent the Company or its Board of Directors from (A) participating in any negotiations or discussions with or providing any information to any Person in response to an unsolicited bona fide written acquisition proposal (an "Acquisition Proposal") by any such Person; or (B) recommending such an unsolicited bona fide written Acquisition Proposal to the stockholders of the Company, if and only to the extent that, in each such case referred to in clauses
          (A) and (B), (i) the Board of Directors of the Company believes in good faith (after consultation with its financial advisor) that such Acquisition Proposal would, if consummated, result in a transaction more favorable to BJALP and the Company's other stockholders from a financial point of view than the transaction contemplated by this Agreement (any such more favorable Acquisition Proposal being referred to in this Agreement as a "Superior Proposal") and the Board of Directors of the Company determines in good faith after consultation with outside legal counsel that such action is necessary for the Company and its Board of Directors to comply with their respective fiduciary duties to stockholders under applicable law and (ii) prior to providing any information or data to any Person in connection with an Acquisition Proposal by any such Person, the Board of Directors of the Company receives from such Person an executed confidentiality agreement on terms substantially similar to those contained in the Confidentiality Agreement; or (C) complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal.

                      (b) The Company or BJALP, as applicable, shall immediately notify Purchaser and Merger Sub if any proposal, offer, inquiry or other contact is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company in respect of a Substantial Transaction, and shall, in any such notice to Purchaser and Merger Sub, indicate the identity of the offeror and the terms and conditions of any proposals or offers or the nature of any inquiries or contacts and thereafter shall keep Purchaser and Merger Sub informed, on a current basis, of the status and terms of any such proposals or offers and the status of any such discussions or negotiations. The Company and BJALP shall immediately cease any existing discussions with any Person relating to a Substantial Transaction and inform any inquiring party of the existence of this Agreement and of the obligations of the Company and BJALP hereunder. The Company and BJALP shall not release any third party from, or waive any provision of, any confidentiality or standstill agreement to which the Company or BJALP is a party.

               8.3. Approval by the Company's Stockholders. (a) Subject to the last sentence of this subparagraph (a), the Company will take all action necessary in connection with the BJALP Irrevocable
          Written Consent (including the completion and mailing of the Information Statement) in accordance with the DGCL and its Certificate of Incorporation and bylaws and otherwise to notify the holders of Company Shares as promptly as practicable of the approval of this Agreement and the Merger.
          The record date for purposes of determining the holders of record entitled to consent to the Merger pursuant to this subparagraph (a) shall be as determined pursuant to Section 213(b) of the DGCL without any action being taken by the Company or its Board of Directors with respect to setting such record date. Notwithstanding the foregoing and notwithstanding any other provision of this Agreement to the contrary, to the extent the Company is unable or it becomes reasonably impractical for the Company, pursuant to the rules and regulations of the SEC and/or of the National Association of Securities Dealers Automated Quotation System ("NASDAQ") to obtain the requisite stockholder approval for this Agreement and the Merger, by means of the BJALP Irrevocable Written
          Consent and as contemplated by this subparagraph, the Company shall and shall be entitled to seek to obtain such stockholder approval pursuant to subparagraph (b) below.

                      (b) To the extent required as contemplated by the last sentence of subparagraph (a) above, the Company will take all action necessary (including the completion and mailing of the Information Statement) in accordance with the DGCL and its Certificate of Incorporation and bylaws to convene a meeting of holders of Company Shares as promptly as practicable to consider and vote upon the approval of this Agreement and the Merger. To the extent the Company shall determine it to be necessary or appropriate, in respect of any such meeting, to solicit proxies in order to obtain the requisite stockholder approval, such solicitation shall be made in accordance with Regulation 14A of the SEC and the Company's proxy statement in respect thereof shall, for all purposes hereunder, be deemed to constitute the Information Statement. Subject to fiduciary requirements of applicable law, in the event of such a proxy solicitation, the Board of Directors of the Company shall recommend such approval and the Company shall use its best efforts to solicit such approval.

                      (c) The Information Statement, as of the date that it is first mailed to the Company's stockholders, will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the foregoing shall not apply to the extent that any such untrue statement of a material fact or omission to state a material fact was made by the Company in reliance upon information concerning the Purchaser and Merger Sub furnished to the Company by Purchaser or Merger Sub specifically for use in the Information Statement. Following any such meeting of the Company's stockholders described in this Section 8.3, the Secretary of the Corporation shall certify to the Purchaser and Merger Sub the number of Company Shares voting to approve this Agreement and the Merger and the number of Company Shares held by Dissenting Stockholders, if any.

                      (d)  Neither a preliminary nor a definitive
          Information Statement shall be
          filed, and no amendment or supplement to a preliminary or definitive Information Statement will be made by the Company, without consultation with Purchaser and its counsel. The Information Statement shall contain the notices and other information required by Section 228(d) and 262(d)(2) of the DGCL as applicable.

               8.4. Filings; Other Action. Subject to the terms and conditions herein provided, the Company, Purchaser and Merger Sub shall: (a) as soon as practicable after the date hereof make their respective filings and thereafter make any other required submissions under the Regulatory Filings with respect to the Merger; and (b) use all reasonable efforts to cooperate with each other and as soon as practicable take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or appropriate under this Agreement and all applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement as soon as practicable, including (i) with respect to the Company, promptly completing the Information Statement, submitting it to the SEC for its review, and addressing the SEC's comments thereon and seeking to obtain satisfaction of the condition set forth in
          Section 9.1(i) hereof, (ii) with respect to all parties, promptly furnishing any information required in connection with the preparation of all necessary documents, the preparation of all filings, and the obtaining of all required consents under Regulatory Filings and any other approvals or consents required to consummate the transaction contemplated hereby, and (iii) with respect to Purchaser, proffering its willingness to sell or hold separate and agree to sell such assets or businesses of the Company as, in Purchaser's good faith judgment, shall become necessary in order to consummate the Merger (the "Section 8.4 Offer"); provided, however, that nothing in this Section 8.4 shall require, or be construed to require, Purchaser or any of its Affiliates to proffer to, or agree to, sell or hold separate and agree to sell any assets, businesses, or interests in any such assets or businesses of Purchaser or any of its Affiliates.

               8.5. Access; Confidentiality. Upon reasonable notice, the Company shall afford Purchaser's and Merger Sub's officers, employees, counsel, accountants and other authorized representatives access, during reasonable business hours throughout the period prior to the Effective Time, to its premises, officers, employees, agents, representatives, properties, books, contracts, leases and records and, during such period, the Company shall furnish promptly to Purchaser all information concerning its business, properties and personnel as Purchaser may reasonably request for the purpose of conducting a complete and thorough investigation and review of the Company's business and properties; provided, however, that no investigation pursuant to this Section 8.5 shall affect or be deemed to modify any representation or warranty made by the Company or BJALP hereunder. The terms and conditions of the Confidentiality Agreement are hereby ratified and confirmed and shall remain in full force and effect.

               8.6. Notification of Certain Matters. The Company and BJALP shall give prompt notice to Purchaser and Merger Sub of:
          (a) any occurrence or notice of, or other communication relating to, a default or event that, with the giving of notice or the lapse of time or both, would or could become a default under the Agreement or cause a breach of any representation or warranty or any Contract or Lease; and (b) any change which results or which, so far as reasonably can be foreseen at the time of its occurrence, is reasonably likely to result in a Material
          Adverse Effect. Each of the Company and Purchaser shall give prompt notice to the other party of any notice or communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement.

               8.7. Publicity. The Company and Purchaser shall consult with each other in connection with and shall endeavor to agree upon the content and timing of any press releases or other public statements with respect to the transactions contemplated hereby and in making any filings with any federal or state governmental or regulatory agency or with any national securities exchange with respect thereto. The parties hereto shall not issue any such press release or make any such public statement or filing prior to such consultation, except as may be required by law or by obligations pursuant to any listing agreement with the NASD. In the event the parties are unable to agree on a public statement or announcement and either the Company or the Purchaser determines, after consultation with their respective counsel, that such statement or announcement is required by law or otherwise appropriate, then the Company or the Purchaser, as the case may be, may issue such statement or announcement.

               8.8. Expenses. Each of the Company, the Purchaser and the Merger Sub shall pay its own expenses incident to the transactions contemplated hereby, including all fees of attorneys, brokers, finders, accountants and financial advisors.

               8.9. Transmittal to Optionholders. Promptly after the execution of this Agreement, the Company shall mail to each person who is a holder of outstanding stock option(s) granted pursuant to any of the Stock Option Plans (regardless of whether such stock options are vested or exercisable at the time) a letter in a form acceptable to Purchaser which describes the treatment of and payment for such options pursuant to Section 4.2 and provides instructions for use in obtaining payment for such options pursuant to Section 4.2. Each such holder shall sign a release by which the holder effectively relinquishes all rights with respect to all outstanding stock options issued pursuant to any of the Stock Option Plans upon payment therefor in accordance with Section 4.2 in connection with the Closing.

               8.10. Redemption of Convertible Debentures. At the Effective Time, the Surviving Corporation shall take all requisite actions in accordance with the terms of the Indenture to redeem all of the then outstanding Convertible Debentures, such redemption to be effective 30 days after the Effective Time, subject to the conversion rights of the holders of the Convertible Debentures under the Indenture.

               8.11.  Approval of Merger by BJALP; Granting of Options.
          (a) Contemporaneously with the execution and delivery of this Agreement, (i) the Company shall enter into the Company Stock Option Agreement substantially in the form attached hereto as

          Annex 8.11(a)(i) granting the Purchaser the right to purchase 1,376,000 Company Shares and (ii) BJALP shall, and BJALP shall cause OPUBCO to, enter into the BJALP Stock Option Agreement substantially in the form attached hereto as Annex 8.11(a)(ii) granting the Purchaser the right to purchase 3,885,105 Company Shares, representing all of the Company Shares owned by BJALP.

                      (b) Immediately following the execution of this Agreement or at such other time as Purchaser may reasonably request, BJALP shall deliver to the Company at its principal place of business the BJALP Irrevocable Written Consent, substantially in the form attached hereto as Annex 8.11(b), such delivery to be as described in such BJALP Irrevocable Written Consent, thereby consenting to the adoption of this Agreement; provided, however, that to the extent it shall become necessary for the Company to seek to obtain stockholder approval of this Agreement and the Merger pursuant to the provisions of Section 8.3(b) hereof, BJALP hereby irrevocably agrees that, in lieu of the BJALP Irrevocable Written Consent, it shall vote the 3,885,105 Company Shares owned by BJALP in favor of approval of this Agreement and the Merger at the meeting of stockholders called for such purpose as contemplated by Section 8.3(b).

               8.12. Survival of Indemnification Obligations. The Purchaser and Merger Sub hereby acknowledge and agree that they will cause the Surviving Corporation to (i) maintain for six (6) years after the Effective Time all indemnification obligations currently owed by the Company to its directors and officers in respect of events occurring on or prior to the Effective Time to the extent that the Company owed such indemnification obligations prior to the Effective Time pursuant to the terms of the Company's Certificate of Incorporation, bylaws or the DGCL, and
          (ii) maintain directors' and officers' liability insurance comparable to that currently maintained by the Company with respect to actions prior to the Effective Time for a period of two years following the Effective Time; provided, however, that the Purchaser will not be required to maintain or obtain policies providing such coverage except to the extent that such coverage can be provided at an annual cost no greater than $80,000, and provided further that if the Purchaser shall be unable to maintain or obtain such insurance coverage as called for by this Section, the Purchaser will maintain or obtain for such two year period as much comparable insurance as shall be available for $80,000 per year. The provisions of this Section 8.12 shall survive the Effective Time and shall be enforceable by the beneficiaries of such indemnification rights.

               8.13 Funding. The Purchaser and Merger Sub hereby acknowledge and agree that as of the Closing Date, Purchaser and Merger Sub will have available sufficient funding to enable Purchaser and Merger Sub to consummate the transactions contemplated by this Agreement and otherwise to perform all their respective obligations under this Agreement.

               8.14. Takeover Statute. The Board of Directors of the Company has taken all appropriate action to exempt the transactions contemplated by this Agreement, the Company Stock Option Agreement, and the BJALP Stock Option Agreement from
          Section 203 of the

          DGCL ("Section 203"). Without limiting the generality of the foregoing, the Company hereby acknowledges and agrees that the approval of this Agreement by the Board of Directors of the Company constitutes, for purposes of subsection
          (a)(1) of Section 203, approval of (a) the "business combination" (as defined in Section 203) contemplated by this Agreement, the Company Stock Option Agreement and the BJALP Stock Option Agreement, and (b) the transactions whereby Purchaser and, as applicable, the Merger Sub may become "interested stockholders" (as defined in Section 203) of the Company, including the execution and delivery of the Company Stock Option Agreement and the BJALP Stock Option Agreement.

               8.15. Fairness Opinion. On or immediately prior to the date hereof, the Company shall have received an opinion from an investment banking firm in form and substance reasonably satisfactory to the Company, that the Merger Consideration to be received by the holders of Company Shares pursuant to the Merger is fair to such holders from a financial point of view.

               8.16. SLBJ and SLM Option Agreement. The Company shall not obtain any release of the optionee's rights under the SLBJ and SLM Option Agreement, dated September 28, 1986, as amended, between Mark B. Vittert and Carol Vittert (as assignees of Mark Vittert, the "Optionee") and Business Journal Publications Corporation, a wholly-owned Subsidiary of the Company or otherwise effect any buy out of the Optionee's rights thereunder without obtaining the prior written consent of the Purchaser.


                                      ARTICLE IX

                                      Conditions

               9.1. Conditions to Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the fulfillment of each of the following conditions, any or all of which may be waived in whole or in part by the Company to the extent permitted by applicable law:

                      (a) this Agreement shall have been duly approved by the holders of a majority of the outstanding Company
          Shares, in accordance with applicable law and the Company's Certificate of Incorporation and bylaws;

                      (b) the waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated and, other than the filing of the Certificate of Merger, all Regulatory Filings and other filings required to be made prior to the Effective Time by the Company with, and all consents, approvals and authorizations required to be obtained prior to the Effective Time by the Company from, governmental and regulatory authorities in connection with the execution and delivery of this Agreement by the Company and the consummation of the transactions contemplated hereby by the Company, Purchaser and Merger Sub shall have been made or obtained (as the case may be);

                      (c) no United States or state court or
          governmental or regulatory authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Order;

                      (d) the representations and warranties of the Purchaser and the Merger Sub made in this Agreement shall be true and correct as of the Closing Date with the same effect as if made on the Closing Date and the Purchaser and Merger
          Sub shall have provided a certificate of an authorized officer certifying to such effect, provided that the condition set forth in this subparagraph (d) shall be deemed to have been satisfied unless the matter, development or event causing such representations and warranties not to be true and correct as of the Closing Date, individually or in the aggregate, has had or is reasonably likely to have a material adverse effect on the Company and its stockholders;

                      (e) the Purchaser and Merger Sub shall have performed and complied in all material respects with all obligations and covenants required to be performed and completed by them under this Agreement at or prior to the Effective Time and the Purchaser and the Merger Sub shall have provided a certificate of an authorized officer certifying to such effect;

                      (f) the Company shall have received from the Purchaser and the Merger Sub the opinion of Sabin, Bermant & Gould in a form reasonably satisfactory to the Company;

                      (g) the Purchaser and Merger Sub shall have provided the Company with certified copies of the resolutions duly adopted by the respective Boards of Directors of the Purchaser and Merger Sub, and by Purchaser as the sole stockholder of Merger Sub, approving this Agreement and the consummation of the transactions contemplated hereby; and

                      (h)   the Paying Agent shall have provided a
          certificate to the Company certifying that the Purchaser and the Merger Sub have transferred the requisite funds to the Paying Agent pursuant to Section 4.3(a).

                      9.2. Conditions to Obligations of Purchaser and Merger Sub. The obligation of Purchaser and Merger Sub to consummate the Merger is subject to the fulfillment of the following conditions, any or all of which may be waived in whole or in part by Purchaser or Merger Sub, as the case may be, to the extent permitted by law:

                      (a) this Agreement shall have been duly approved by the holders of a majority of the outstanding Company
          Shares, in accordance with applicable law and the Company's Certificate of Incorporation and bylaws and as contemplated by
          Section 8.3;

                      (b) the waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated and all Regulatory Filings and other filings required to be made prior to the Effective Time by the Company with, and all consents, approvals and authorizations required to be obtained prior to the Effective Time by the Company from, governmental and regulatory authorities in connection with the execution and delivery of this Agreement by the Company and the consummation of the transactions contemplated hereby by the Company, Purchaser and Merger Sub shall have been made or obtained (as the case may be);

                      (c) (i) no United States or state court or governmental or regulatory authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered an Order and (ii) no governmental or regulatory authority, agency, department or commission shall have instituted any action, suit or proceeding, or, with respect to any such authority, agency, department or commission validly exercising jurisdiction over the transaction with respect to antitrust considerations, threatened to institute any action, suit or proceeding, seeking (A) an Order or (B) to impose on the Company, Purchaser, Merger Sub or any of their respective Affiliates, any terms or conditions that in the good faith judgment of the Board of Directors of the Purchaser are reasonably likely to adversely affect in any significant manner the economic benefits of the transactions contemplated by this Agreement to the Purchaser and its stockholders; provided, however, that clause (ii) of this Section 9.2(c) shall not be available to Purchaser if it shall not have made the Section 8.4 Offer prior to its seeking to delay the Closing on the basis of such condition;

                      (d) the representations and warranties of the Company made in this Agreement shall be true and correct as of the Closing Date with the same effect as if made on the Closing Date and the Company shall have provided a certificate of an authorized officer certifying to such effect, provided that the condition set forth in this subparagraph (d) shall be deemed to have been satisfied unless the matter, development or event causing such representations and warranties not to be true and correct as of the Closing Date, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect;

                      (e) the Company shall have performed and complied in all material respects with all obligations and covenants required to be performed or completed by it under this Agreement at or prior to the Effective Time and the Company shall have provided a certificate of an authorized officer certifying to such effect;

                      (f) no Material Adverse Effect shall have occurred on or prior to the Closing Date;

                      (g) the Company shall have obtained all Requisite Consents and provided satisfactory evidence thereof to the Purchaser and Merger Sub;

                      (h) the Company shall have provided the Purchaser with certified copies of the resolutions of the Board of Directors and of the minutes and record of the vote of the Company's stockholders authorizing the execution, delivery and performance of this Agreement in accordance with the terms hereof;

                      (i) the Company shall have delivered to the Purchaser a certificate of good standing issued by the secretary of state of the State of Delaware and a certificate of qualification of good standing in each of the states in which the Company is required to be qualified to transact business issued by the secretary of state or other appropriate authority of each such state, except where the failure to be so qualified would not have a Material Adverse Effect, in each case dated no more than thirty days in advance of the Closing;

                      (j) Purchaser and Merger Sub shall have received the opinion of Richard J. Koch, Esq. in a form reasonably satisfactory to the Purchaser;

                      (k) Purchaser and Merger Sub shall have received the opinion of Parker, Poe, Adams & Bernstein L.L.P. in a form reasonably satisfactory to the Purchaser; and

                      (l) There shall be no more than fifteen percent (15%) of the total issued and outstanding Company Shares (taking account of all Company Shares issued pursuant to Stock Options and the Convertible Debentures) which shall have exercised appraisal rights pursuant to Section 262 of the DGCL.


                                      ARTICLE X

                                     Termination

               10.1. Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the filing of the Certificate of Merger, before or after approval by the holders of Company Shares, by the mutual consent of Purchaser, the Merger Sub and the Company.

                10.2. Termination by Either Party. This Agreement may be terminated and the Merger may be abandoned by either Purchaser or the Company if (i) the Merger shall not have been consummated by December 31, 1995 (unless the failure to consummate the Merger by such date is due to a breach or violation of this Agreement by the party seeking to terminate), (ii) any permanent Order shall have become final and non-appealable, or (iii) there has been a material breach by either Purchaser or the Company of any of its covenants or obligations set forth in this Agreement, but such termination shall not be effective unless and until the non-breaching party has given written notice to the breaching party of such breach and of its intention to terminate this Agreement in accordance with the provisions hereof and the breaching party fails to cure such breach within ten (10) calendar days following such notice.

               10.3. Termination by Company. This Agreement may be terminated and the Merger may be abandoned by the Company at any time prior to the filing of the Certificate of Merger, before or after the approval by holders of Company Shares, if (i) the Company is not in material breach of any of the terms of this Agreement, (ii) the Board of Directors of the Company approves, and the Company enters into, a binding written agreement concerning a Substantial Transaction which constitutes a Superior Proposal and (iii) the Board of Directors of the Company prior to such termination determines in good faith that approval, acceptance or recommendation of such Superior Proposal is required by fiduciary obligations under applicable law. Any termination pursuant to this Section 10.3 by action of the Company's Board of Directors shall be effective upon written notice to the Purchaser, but only if the Purchaser receives a separate written notification at least three (3) business days prior to entering into such a binding written agreement of the Company's possible intention to enter into such agreement, which notice shall set forth the terms of any such Superior Proposal (it being agreed that the Company shall give immediate notice to Purchaser should such intention change at any time after the giving of such notification).

               10.4. Termination by Purchaser and Merger Sub. This Agreement may be terminated by the Purchaser if (i) BJALP fails to deliver to the Company the BJALP Irrevocable Written Consent substantially in the form attached hereto as Annex 8.11(b) promptly after being requested to do so by Purchaser; (ii) a United States or state court or governmental or regulatory authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered an Order; (iii) a governmental or regulatory authority, agency, department or commission shall have instituted any action, suit or proceeding seeking (A) an Order or (B) to impose on the Company, Purchaser, Merger Sub or any of their respective Affiliates, any terms or conditions that in the good faith judgment of the Board of Directors of the Purchaser are reasonably likely to adversely affect in any significant manner the economic benefits of the transactions contemplated by this Agreement to the Purchaser and its stockholders; provided, however, Purchaser shall not be entitled to terminate the Agreement pursuant to clauses (ii) or (iii) of this Section 10.4 if prior to the entering of such Order or institution of such action, suit or proceeding referred to in clause (iii) it shall not have made the Section 8.4 Offer; or
          (iv) (A) the Company or any other Persons described in Section 8.2(a) shall engage in any negotiations or provide any confidential information concerning the Company to any Person that would be prescribed by Section 8.2(a) but for the proviso therein allowing certain actions to be taken if required by fiduciary duties under applicable law as advised by outside legal counsel, and (B) the Purchaser has not exercised an option under either the BJALP Stock Option Agreement or the Company Stock Option Agreement.

               10.5. Effect of Termination and Abandonment. In the event of termination of this Agreement and abandonment of the Merger pursuant to this Article X, no party hereto (or any of its directors or officers) shall have any liability or further obligation to any other party to this Agreement, except as provided in Section 8.8 and except that nothing will relieve any party from liability for any breach of this Agreement.

                                      ARTICLE XI

                                    Miscellaneous

               11.1. Survival. The representations, warranties, agreements, and covenants in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement, except that the agreements set forth in Sections 8.10, 8.12 and
          11.11 hereof shall survive the consummation of the Merger and except that the agreement set forth in Section 8.8 hereof shall survive termination.

               11.2. Modification or Amendment. Subject to the applicable provisions of the DGCL, at any time prior to the filing of the Certificate of Merger, the parties hereto may modify or amend this Agreement only by written agreement executed and delivered by duly authorized officers of the respective parties.

               11.3. Waiver of Conditions. The conditions to each of the parties' obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable law.

               11.4. Counterparts. This Agreement may be executed in any number of counterparts, and any such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

               11.5. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of laws thereof.

               11.6. Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given, if delivered in person, by overnight courier, by facsimile transmission, telexed or mailed by certified or registered mail, postage prepaid, return/receipt requested, as follows (or at such other address for a party as shall be specified by like notice; provided that notice of a change of address shall be effective only upon receipt thereof):

                    (a)  If to Purchaser or Merger Sub:

                         Advance Publications, Inc.
                         350 Madison Avenue
                         New York, New York 10017
                         Attention:  S.I. Newhouse, Jr.
                         Fax:  (212) 692-4469

                         With a copy to:

                         Sabin, Bermant & Gould
                         350 Madison Avenue
                         New York, New York 10017
                         Attention:  Peter C. Gould, Esq.
                         Fax:  (212) 692-4469

                         And to:

                         Sullivan & Cromwell
                         125 Broad Street
                         New York, New York 10004
                         Attention:  James C. Morphy, Esq.
                         Fax:  (212) 558-3588

                    (b)  If to the Company:

                         American City Business Journals, Inc.
                         128 S. Tryon Street
                         Suite 2300
                         Charlotte, NC 28202
                         Attention:  A. Ray Shaw
                         Fax:  (704) 371-3299

                         With a copy to:

                         Parker, Poe, Adams & Bernstein, L.L.P.
                         2500 Charlotte Plaza
                         Charlotte, NC  28244
                         Attention:  Fred C. Thompson, Jr., Esq.
                         Fax:  (704) 334-4706

                    (c)  If to BJALP:

                         Business Journal Associates Limited Partnership 128 S. Tryon Street
                         Suite 2300
                         Charlotte, NC 28202
                         Attention:  A. Ray Shaw
                         Fax:  (704) 371-3299


               11.7. Obligation of Purchaser. Whenever this Agreement requires Merger Sub to take any action (including, without limitation, the making of payment for the Company

          Shares), such requirement shall be deemed to include an undertaking on the part of Purchaser to cause Merger Sub to take such action.

               11.8. Captions. The Article, Section and paragraph captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

               11.9. Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect.

               11.10. Entire Agreement; Assignment. This Agreement (including any schedules, exhibits or annexes hereto) and the Confidentiality Agreement (i) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral among the parties, with respect to the subject matter hereof, (ii) shall not be assignable by operation of law or otherwise and (iii) are not intended to create any obligations to, or rights in respect of, any persons other than the parties hereto; provided, however, that Purchaser may cause Merger Sub to assign its rights and obligations hereunder to Purchaser or any subsidiary controlled by Purchaser, but no such assignment shall relieve Purchaser and Merger Sub of their obligations hereunder.

               11.11. Tax Filing Consistency. The parties agree that Purchaser's acquisition of the Company through the Merger constitutes, for income tax purposes, a purchase of the Company's outstanding stock for cash. The parties agree that all of their income tax filings relative to the Merger shall be consistent with a sale of Company stock by its stockholders and a purchase of Company stock by Purchaser for cash.

               IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto on the date first hereinabove written.

                                AMERICAN CITY BUSINESS JOURNALS, INC.

                                By:  /s/ Ray Shaw
                                Name:  Ray Shaw
                                Title:  Chief Executive Officer


                                BUSINESS JOURNAL ASSOCIATES
                                LIMITED PARTNERSHIP

                                By:  OPUBCO Enterprises, Inc.,
                                        Its general partner

                                By:   /s/ Edward L. Gaylord


                                ADVANCE PUBLICATIONS, INC.

                                By:  /s/ S.I. Newhouse, Jr.
                                Name:  S.I. Newhouse, Jr.
                                Title:  Chairman


                                ADVANCE ACQUISITION SUB. INC.

                                By:  /s/ S.I. Newhouse, Jr.
                                Name:  S.I. Newhouse, Jr.
                                Title:  President

                                                                Exhibit A


                         Certificate of Merger
                                   of
                     Advance Acquisition Sub. Inc.
                                  into
                 American City Business Journals, Inc.


              The undersigned corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

              FIRST: That the name and state of incorporation of each of the constituent corporations of the merger is as follows:

        Name                                   State of Incorporation

        American City Business Journals, Inc.     Delaware
        Advance Acquisition Sub. Inc.             Delaware

              SECOND: That an Agreement and Plan of Merger between the parties to the merger has been approved, adopted, certified, executed and acknowledged by each of the constituent corporations in accordance with the requirements of Section 251 of the General Corporation Law of the State of Delaware. Written consent has been given in accordance with Section 228 of the General Corporation Law of the State of Delaware and written notice has been given as provided in such Section 228.

              THIRD: That the name of the surviving corporation of the merger is American City Business Journals, Inc.

              FOURTH: That the certificate of incorporation of American City Business Journals, Inc., the surviving corporation, shall be its certificate of incorporation, except that Article Four of the certificate of incorporation shall be amended to read in its entirety as follows:

                      "The aggregate number of shares which the
              Corporation shall have authority to issue is 1,000 shares of Common Stock, par value $1.00 per share."

              FIFTH: That the executed Agreement and Plan of Merger is on file at the principal place of business of the surviving corporation. The address of the principal place of business of the surviving corporation is 128 S. Tryon Street, Suite 2200,
     Charlotte, North Carolina 28202.

              SIXTH: That a copy of the Agreement and Plan of Merger will be furnished by the surviving corporation, on request and without cost, to any stockholder of any constituent corporation.

              SEVENTH: That this Certificate of Merger shall be effective as of ____ p.m. Eastern Time on the ___ day of ________, 1995.



                                     AMERICAN CITY BUSINESS JOURNALS, INC.

                                     By:  _____________________________________
                                                          President



     ATTEST:

     By:  ____________________
                  Secretary

                                                            Annex 8.11(a)(i)



                    STOCK OPTION AGREEMENT, dated as of August 3, 1995, (the "Agreement"), among Advance Publications, Inc., a New York corporation (the "Purchaser"), and American City Business Journals, Inc., a Delaware corporation (the "Company").

                    WHEREAS, immediately prior to the execution and delivery of this Agreement, the Purchaser, Advance Acquisition Sub. Inc., a Delaware corporation and the wholly-owned subsidiary of Purchaser (the "Merger Sub"), the Company, and Business Journal Associates Limited Partnership, a Delaware limited partnership and the principal stockholder of the Company ("BJALP"), are entering into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), which provides, among other things, that at the Effective Time Merger Sub shall be merged with and into the Company and the separate corporate existence of the Merger Sub shall thereupon cease (the "Merger");

                    WHEREAS, as a condition to their willingness to enter into the Merger Agreement, the Purchaser and Merger Sub have requested that the Company grant to the Purchaser an option to purchase up to 1,376,000 shares of Common Stock, par value $.01 per share, of the Company (the "Common Stock"), upon the terms and subject to the conditions hereof; and

                    WHEREAS, in order to induce the Purchaser and Merger Sub to enter into the Merger Agreement, the Company is willing to grant the Purchaser the requested option.

                    NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth herein, the parties hereto agree as follows:

                    1. The Option; Exercise; Adjustments. Subject to the terms and conditions hereof, the Company hereby grants to the Purchaser an irrevocable option (the "Option") to purchase up to 1,376,000 shares of Common Stock (the "Shares") at a purchase price of $28.00 per Share (the "Purchase Price"). Subject to the terms and conditions hereof, the Option may be exercised by the Purchaser, in whole or in part, at any time after the date hereof and prior to the termination of the Option in accordance with the terms of this Agreement.

                    In the event the Purchaser wishes to exercise the Option, the Purchaser shall send a written notice to the Company (the "Stock Exercise Notice") specifying a date (subject to the HSR Act (as defined below), not later than 20 business days and not earlier than the next business day following the date such notice is given) for the closing of such purchase. In the event of any change in the number of issued and outstanding shares of Common Stock by reason of any stock dividend, stock split, split-up, recapitalization, merger or other change in the corporate or capital structure of the Company, the number of Shares and the Purchase Price shall be appropriately adjusted to restore the Purchaser to its rights hereunder, including its right to purchase approximately 19.9% of the capital stock of the Company entitled to vote generally for the election of the directors of the Company which is issued and outstanding immediately prior to the exercise of the Option at an aggregate purchase price of approximately $38,528,000.

                    2.  Conditions to Exercise of Option and
          Delivery of Shares. The Company's obligation to deliver Shares upon exercise of the Option is subject only to the conditions that:

                         (i) No preliminary or permanent injunc-
                    tion or other order issued by any federal or state court of competent jurisdiction in the United States prohibiting the exercise of the Option and/or the delivery of the Shares shall be in effect;

                         (ii) Any applicable waiting periods
                    under the Hart-Scott-Rodino Antitrust
                    Improvements Act of 1976 (the "HSR Act") shall have expired or been terminated; and

                         (iii) One or more of the following
                    events shall have occurred on or after the date hereof: (1) any person, firm, corporation, partnership, association or other entity or group, other than the Purchaser (or an affiliate of the Purchaser) (such person, firm, corporation, partnership, association or other entity or group being referred to hereinafter, singularly or collectively, as a "Person") shall have become the beneficial owner of 20% or more of the shares of Common Stock outstanding at the time of such acquisition or commenced a tender or exchange offer for 20% or more of the outstanding shares of Common Stock; (2) the Company or BJALP shall have entered into an agreement, including without limitation an agreement in principle, providing for or relating to a merger or other business combination involving the Company or a subsidiary of the Company or the acquisition of Common Stock or a material portion of the assets, business or operations of the Company or any subsidiary, other than the acquisition contemplated by the Merger Agreement and the BJALP Stock Option Agreement; or (3) there is a public announcement or other public disclosure with respect to an ongoing or continuing plan or intention by the Company or any Person to propose or effect any of the foregoing transactions. For purposes of this Agreement, the terms "group" and "beneficial owner" shall have the meanings assigned thereto in Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act").

               Purchaser's right to exercise the Option shall be subject only to the conditions set forth in clauses (i) and (iii) above.

                         3. The Closing. (a) Any closing hereunder shall take place on the date specified by the Purchaser in its Stock Exercise Notice delivered pursuant to Section 1 at 9:00 A.M., local time, at the offices of Sullivan & Cromwell, 125 Broad Street, New York, New York, or at such other time and place as the parties hereto may agree (the "Closing Date"). On the Closing Date, the Company will deliver to the Purchaser a certificate or certificates, duly endorsed (or accompanied by duly executed stock powers), representing the Shares in the denominations designated by the Purchaser in its Stock Exercise Notice and the Purchaser will purchase such Shares from the Company at the price per Share equal to the Purchase Price. Any payment made by the Purchaser to the Company pursuant to this Agreement shall be made by certified or official bank check or by wire transfer of federal funds to a bank designated by the Company.

                         (b) The certificates representing the Shares may bear an appropriate legend relating to the fact that such Shares have not been registered under the Securities Act of 1933, as amended (the "Securities Act").

                         4. Representations and Warranties of the Company. The Company represents and warrants to the Purchaser that
               (a) the Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has the requisite corporate power and authority to enter into and perform this Agreement; (b) the execution and delivery of this Agreement by the Company and the consummation by it of the transactions contemplated hereby have been duly authorized by the Board of Directors of the Company and this Agreement has been duly executed and delivered by a duly authorized officer of the Company and constitutes a valid and binding obligation of the Company; (c) except as required by the HSR Act, the Company has the power and authority to issue and deliver the Shares and has taken all necessary corporate action to authorize and reserve the Shares issuable upon exercise of the Option; (d) the Shares, when issued and delivered by the Company upon exercise of the Option, will be duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights; and (e) no form of stockholder rights plan or "fair price", "moratorium", "control share acquisition" or other form of antitakeover statute or regulation (including, without limitation, Section 203 of the Delaware General Corporation Law) is or shall be applicable to the acquisition of shares of Common Stock pursuant to this Agreement or the BJALP Stock Option Agreement.

                         5. Representations and Warranties of the Purchas-er. The Purchaser represents and warrants to the Company that (a) the execution and delivery of this Agreement by the Purchaser and the consummation by it of the transactions contemplated hereby have been duly authorized by all neces-sary corporate action on the part of the Purchaser, and (b) this Agreement has been duly executed and delivered by a duly authorized officer of the Purchaser and constitutes a valid and binding obligation of the Purchaser.

                         6. Listing of Shares; HSR Act Filings; Govern-mental Consents. The Company will effect as promptly as practicable after the date hereof all necessary filings by the Company under the HSR Act. Each of the parties will use its reasonable efforts to obtain consents of all third parties and governmental authorities, if any, necessary to the consummation of the transactions contemplated herein.

                         7. Expenses. Each party hereto shall pay its own expenses incurred in connection with this Agreement.

                         8. Company's Covenants. From and after the date of this Agreement, the Company agrees to keep reserved for issuance a number of authorized but unissued shares of Common Stock equal to the number of Shares subject to option hereunder.

                         9.  Specific Performance.  The Company
               acknowledges that if the Company fails to perform any of its obligations under this Agreement immediate and irreparable harm or injury would be caused to the Purchaser for which money damages would not be an adequate remedy. In such event, the Company agrees that the Purchaser shall have the right, in addition to any other rights it may have, to specific performance of this Agreement. Accordingly, if the Purchaser should institute an action or proceeding seeking specific enforcement of the provisions hereof, the Company hereby waives the claim or defense that the Purchaser has an adequate remedy at law and hereby agrees not to assert in any such action proceeding the claim or defense that such a remedy at law exists. The Company further agrees to waive any requirements for the securing or posting of any bond in connection with obtaining any such equitable relief.

                         10. Notice. All notices, requests, demands and other communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the party for whom it is intended or delivered by registered or certified mail, return receipt requested, or if sent by telecopier or rapifax, upon receipt of oral confirmation that such transmission has been received, to the person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such person:

                         If to Purchaser or Merger Sub:

                         Advance Publications, Inc.
                         730 Park Avenue
                         New York, New York 10021
                         Attention:  S.I. Newhouse, Jr.
                         Fax: (212) 692-4469

                         With a copy to:

                         Sabin, Bermant & Gould
                         350 Madison Avenue
                         New York, New York 10017
                         Attention:  Peter C. Gould
                         Fax: (212) 692-4469

                         And to:

                         Sullivan & Cromwell
                         125 Broad Street
                         New York, New York 10004
                         Attention:  James C. Morphy
                         Fax:  (212) 558-3588

                         If to the Company:

                         American City Business Journals, Inc.
                         128 S. Tryon Street
                         Suite 2300
                         Charlotte, NC 28202
                         Attention:  A. Ray Shaw
                         Fax:  (704) 371-3299

                         With a copy to:

                         Parker, Poe, Adams & Bernstein, L.L.P.
                         2500 Charlotte Plaza
                         Charlotte, NC 28244
                         Attention:  Fred C. Thompson, Jr., Esq.
                         Fax:  (704) 334-4706


                         11. Parties in Interest. This Agreement shall inure to the benefit of and be binding upon the parties named herein and their respective successors and assigns. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than the Company or the Purchaser, or their successors or assigns, any rights or remedies under or by reason of this Agreement.

                         12. Entire Agreement; Amendments. This Agree-ment, together with the Merger Agreement and the other documents referred to therein, contains the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements and understandings, oral or written, with respect to such transactions. This Agreement may not be changed, amended or modified orally, but may be changed only by an agreement in writing signed by the party against whom any waiver, change, amendment, modification or discharge may be sought.

                         13. Assignment. No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other parties hereto, except that the Purchaser may assign its rights and obligations hereunder to any of its direct or indirect wholly owned subsidiaries (including Merger Sub), but no such transfer shall relieve the Purchaser of its obligations hereunder if such transferee does not perform such obligations.

                         14. Headings. The section headings herein are for convenience only and shall not affect the construction of this Agreement.

                         15. Counterparts. This Agreement may be executed in any number of counterparts, each of which, when executed, shall be deemed to be an original and all of which together shall constitute one and the same document.

                         16.  Governing Law.  This Agreement shall be
               governed by and construed in accordance with the laws of the State of Delaware without giving effect to the principles of conflicts of laws thereof.

                         17.  Termination.  The right to exercise the
               Option granted pursuant to this Agreement shall terminate at the earlier of (i) the Effective Time (as defined in the Merger Agreement), (ii) termination of the Merger Agreement in accordance with its terms other than pursuant to
               Section 10.3 thereof, or (iii) sixty (60) days after the termination of the Merger Agreement in accordance with the terms of Section 10.3 thereof; provided that, if the Option cannot be exercised or the Shares cannot be delivered to Purchaser upon such exercise by reason of any applicable judgment, decree or order or because the condition set forth in Section 2(ii) is not yet satisfied, the expiration date of this Agreement shall be extended until thirty days after such impediment to exercise has been removed.

                         All representations and warranties contained in
               this Agreement shall survive delivery of and payment for the Shares.

                         18.  Severability.  If any term, provision,
               covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforce-able, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

                         IN WITNESS WHEREOF, the Purchaser and the Company
               have caused this Agreement to be duly executed and delivered on the day and year first above written.



               ADVANCE PUBLICATIONS, INC.


               By:

               Name:
               Title: Chairman



               AMERICAN CITY BUSINESS JOURNALS, INC.


               By:

               Name:
               Title:  Chief Executive Officer

                                                             Annex 8.11(a)(ii)




                                STOCK OPTION AGREEMENT


                    STOCK OPTION AGREEMENT, dated as of August 3, 1995 (this "Agreement"), between Business Journal Associates Limited Partnership, a Delaware limited partnership ("Stockholder"), The Oklahoma Publishing Company, a Delaware corporation ("OPUBCO"), and Advance Publications, Inc., a New York corporation ("Purchaser").

                    WHEREAS, Stockholder, American City Business Journals, Inc., a Delaware corporation (the "Company"), Purchaser and Advance Acquisition Sub. Inc., a Delaware corporation and a wholly owned subsidiary of Purchaser ("Merger Sub") are entering into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), which provides, among other things, that Purchaser, on the terms and subject to the conditions thereof, will acquire the Company by means of a merger (the "Merger") in which Merger Sub will be merged with and into the Company;

                    WHEREAS, as a condition to their willingness to enter into the Merger Agreement, Purchaser and Merger Sub have requested that Stockholder grant to Purchaser an option to purchase 3,885,105 shares of Common Stock, par value $.01 per share ("Shares"), of the Company (the "Stockholder Shares") and that OPUBCO deliver to Purchaser the consents, waivers and releases specified herein, in each case, upon the terms and subject to the conditions hereof;

                    WHEREAS, Stockholder has granted OPUBCO certain rights, title and interests in, including a pledge of, the Stockholder Shares pursuant to the Pledge Agreement, dated October 31, 1992 (the "Pledge Agreement"), by and between Stockholder and OPUBCO;

                    WHEREAS, in order to induce Purchaser and Merger Sub to enter into the Merger Agreement Stockholder is willing to grant Purchaser an option on the Stockholder Shares; and

                    WHEREAS, in order to induce Purchaser to enter into the Merger Agreement and this Agreement, OPUBCO is willing to deliver to Purchaser the consents, waivers and releases specified herein.

                    NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth herein, the parties hereto agree as follows:

                    1.  The Option; Exercise; Adjustments; Note Payment.
          (a) Subject to the terms and conditions hereof, Stockholder here-by grants to Purchaser an irrevocable option (the "Option") to purchase the Stockholder Shares at a purchase price of $28.00 per

          Share (the "Purchase Price"). Subject to the terms and conditions hereof, the Option may be exercised by Purchaser at any time after the date hereof and prior to the termination of the Option in accordance with the terms of this Agreement.

                    (b) In the event Purchaser wishes to exercise the Option, Purchaser shall send a written notice to Stockholder and OPUBCO (the "Stock Exercise Notice") specifying a date (subject to the HSR Act (as defined below), not later than 20 business days and not earlier than the next business day following the date such notice is given) for the closing of such purchase. In the event of any change in the number of issued and outstanding Shares by reason of any stock dividend, stock split, split-up, recapitalization, merger or other change in the corporate or capital structure of the Company, the number of Stockholder Shares subject to this Agreement and this Option and the Purchase Price shall be appropriately adjusted. For purposes of this Agreement, Stockholder Shares shall include any distributions of securities, cash, property or other assets or rights in respect of such Stockholder Shares distributed or issued by the Company on or after the date of this Agreement.

                    (c) On or prior to the Closing, Stockholder shall pay OPUBCO the principal amount together with any accrued and unpaid interest owed to OPUBCO under the Promissory Note, dated October 31, 1992 (the "Note") executed by Stockholder in favor of OPUBCO in connection with the Pledge Agreement or shall otherwise obtain the consents, waivers and releases of OPUBCO specified in
          Section 4 hereof. If prior to the Closing, Stockholder has not satisfied its obligation pursuant to the first sentence of this
          Section 1(c), Purchaser, at its option, may pay OPUBCO that portion of the aggregate Purchase Price for the Stockholder Shares pursuant to this Agreement necessary to satisfy such obligation and the condition to OPUBCO's obligations set forth in
          Section 3. Any payments made by Purchaser to OPUBCO pursuant to this Section 1(c) shall be credited against the aggregate Purchase Price payable to Stockholder for the Stockholder Shares pursuant to this Agreement. Notwithstanding anything in this Agreement to the contrary, Purchaser shall have no obligation to make any payments to OPUBCO.

                    2.  Conditions to Exercise of Option and
          Delivery of Stockholder Shares. The obligation of Stockholder to deliver the Stockholder Shares upon exercise of the Option is subject only to the conditions that:

                    (a) No preliminary or permanent injunction or other order issued by any federal or state court of competent jurisdiction in the United States prohibiting the exercise of the Option and/or the delivery of the Shares shall be in effect;

                    (b) Any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), shall have expired or been terminated; and

                    (c) One or more of the following events shall have occurred on or after the date hereof: (1) any person, firm, corporation, partnership, association or other entity or group, other than the Purchaser (or an affiliate of the Purchaser) (such person, firm, corporation, partnership, association or other entity or group being referred to hereinafter, singularly or collectively, as a "Person") shall have become the beneficial owner of 20% or more of the shares of Common Stock outstanding at the time of such acquisition or commenced a tender or exchange offer for 20% or more of the outstanding shares of Common Stock;
          (2) the Company or Stockholder shall have entered into an agreement, including without limitation an agreement in prin-ciple, providing for or relating to a merger or other business combination involving the Company or a subsidiary of the Company or the acquisition of Common Stock or a material portion of the assets, business or operations of the Company or any subsidiary, other than the acquisition contemplated by the Merger Agreement and this Agreement; or (3) there is a public announcement or other public disclosure with respect to an ongoing or continuing plan or intention by the Company or any Person to propose or effect any of the foregoing transactions. For purposes of this Agreement, the terms "group" and "beneficial owner" shall have the meanings assigned thereto in Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act").

                    Purchaser's right to exercise the Option is subject only to the conditions set forth in clauses (a) and (c) above.

                    3. Conditions to Delivery of the Consents, Waivers and Releases. The obligation of OPUBCO to deliver the consents, waivers and releases specified in Section 4 shall be subject only to the condition that Stockholder (or Purchaser on its behalf) shall have satisfied its obligation pursuant to Section 1(c).

                    4. The Closing. The closing (the "Closing") hereunder shall take place on the date specified by Purchaser in its Stock Exercise Notice delivered pursuant to Section 1(b) at 9:00 A.M., local time, at the offices of Sullivan & Cromwell, 125 Broad Street, New York, New York, or at such other time and place as the parties hereto may agree (the "Closing Date"). On the Closing Date (a) Stockholder will deliver to Purchaser a certificate or certificates, duly endorsed (or accompanied by duly executed stock powers), representing the Stockholder Shares, free and clear of all Liens (as defined below), in the denominations designated by Purchaser in its Stock Exercise Notice, (b) OPUBCO shall deliver (i) to Purchaser, an unconditional and irrevocable consent, waiver and release, effectively consenting to the transfer of the Stockholder Shares to Purchaser and waiving and releasing all of OPUBCO's rights, title and interests in the Stockholder Shares pursuant to the Pledge Agreement or otherwise, and (ii) to Stockholder, the Note marked "Cancelled, Satisfied in Full," against payment of the amount required to be paid to OPUBCO pursuant to the first sentence of Section 1(c), if full payment is made, or appropriate documentation of any partial payment of the Note. Any payment made by Purchaser to the Stockholder or OPUBCO pursuant to this

          Agreement shall be made by certified or official bank check or by wire transfer of federal funds to a bank designated by Stockholder or OPUBCO, as the case may be. In this Agreement, "Lien" shall mean any lien, claim, charge, encumbrance, pledge, security interest or restriction of any nature whatsoever.

                    5. Representations and Warranties of Stockholder. Stockholder represents and warrants to Purchaser that:

                    (a) Organization. Stockholder is a limited partnership duly organized, validly existing and in good standing under the laws of its jurisdiction of organization.

                    (b) Authority. Subject to the HSR Act, Stockholder has the requisite power and authority and has taken all action necessary under the Stockholder's Limited Partnership Agreement and Certificate of Limited Partnership of Stockholder and applicable law to authorize, execute and deliver this Agreement, to perform its obligations pursuant to this Agreement and to consummate the transactions contemplated hereby. This Agreement is a valid and binding agreement of Stockholder enforceable against Stockholder in accordance with its terms.

                    (c) Brokers and Finders. Neither Stockholder nor any of its general or limited partners, officers or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders, fees in connection with the transactions contemplated herein, except that Stockholder has employed Lazard Freres & Co. LLC as its financial advisors.

                    (d) Stockholder Shares. As of the date of this Agreement, Stockholder is the record holder of, and has good and valid title to, the Stockholder Shares, free and clear of all Liens other than Liens held by OPUBCO pursuant to the Pledge Agreement. At the Closing, Stockholder shall deliver to Purchaser good and valid title to the Stockholder Shares to Purchaser, free and clear of all Liens. There are no options or rights to acquire or other contracts (including proxies, voting trusts or voting agreements) relating to the Stockholder Shares to which Stockholder is a party other than the Pledge Agreement.


                    6. Representations and Warranties of OPUBCO. OPUBCO represents and warrants to Purchaser that:

                    (a) Organization. OPUBCO is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation.

                    (b) Authority. OPUBCO has the requisite corporate power and authority and has taken all corporate action to authorize, execute and deliver this Agreement, to perform its obligations pursuant to this Agreement and to consummate the transactions contemplated hereby. This Agreement is a valid and binding agreement of OPUBCO enforceable against OPUBCO in accordance with its terms.

                    (c) Stockholder Shares. OPUBCO has not sold, transferred, assigned or otherwise disposed of any portion of its rights, title and interests in the Stockholder Shares and will not sell, transfer, assign or otherwise dispose of any such rights, title and interests or grant any proxies with respect to any Stockholder Shares, deposit any such Shares into a voting trust or enter into any voting agreement with respect to any such Shares (except as set forth herein) during the term of this Agreement. Upon delivery of the consents, waivers and releases to be delivered by OPUBCO to Purchaser pursuant to Section 3, OPUBCO will have no rights, title or interests in the Stockholder Shares.

                    (d) Promissory Note. Payment to OPUBCO of the amount set forth in the first sentence of Section 1(c) shall satisfy and discharge in full all of Stockholder's obligations pursuant to the Pledge Agreement and the Promissory Note relating to the Stockholder Shares.

                    7. Representations and Warranties of Purchaser. Purchaser represents and warrants to the Company that the execution and delivery of this Agreement by Purchaser and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Purchaser and this Agreement has been duly executed and delivered by a duly authorized officer of Purchaser and will constitute a valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms.

                    8.  HSR Act Filings; Governmental Consents.
          Stockholder and/or OPUBCO, as applicable, will effect as promptly as practicable after the date hereof all necessary filings by Stockholder and/or OPUBCO under the HSR Act. Each of the parties hereto will use its reasonable efforts to obtain the consents of all third parties and governmental authorities, if any, necessary to the consummation of the transactions contemplated hereby.

                    9. Expenses. Each party hereto shall pay its own expenses incurred in connection with this Agreement.

                    10. Covenants. From and after the date of this Agreement, Stockholder agrees not to (i) sell, transfer, pledge, assign, hypothecate or otherwise dispose of, or enter into any contract with respect to the sale, transfer, pledge, assignment, hypothecation or other disposition of any Stockholder Shares;
          (ii) grant any proxies with respect to any Stockholder Shares, deposit any such Shares into a voting trust or enter into a voting agreement with respect to any of such Shares; or (iii) take any action which would make any representation or warranty of Stockholder herein untrue or incorrect or prevent, burden or materially delay the consummation of the transactions contemplated by this Agreement.

                    11.  Voting Agreements; Proxy.

                    (a) For so long as this Agreement is in effect, in any meeting of stockholders of the Company, however called, and in any action by consent of the stockholders of the Company, Stockholder and/or OPUBCO, if applicable, shall vote all of the Stockholder Shares (i) in favor of the Merger Agreement and the Merger contemplated thereby, (ii) against any transaction involving the sale of all or a material portion of the Company's assets, a merger or other form of business consolidation involving the Company or any of its subsidiaries, the sale of 15% or more of the Common Stock or other equity securities of the Company (by means of a stock sale or other transaction) or any other transaction or series of transactions effecting a change in control of the Company, other than the Merger.

                    (b) Upon the written request of Purchaser, Stockholder and/or OPUBCO, if applicable, shall grant Purchaser an irrevocable proxy and irrevocably appoint Purchaser or its designees, with full power of substitution, its attorney and proxy to vote all Stockholder Shares with regard to any of the matters referred to in paragraph (a) above at any meeting of the stockholders of the Company however called, or in connection with any action by written consent by the stockholders of the Company. Stockholder acknowledges and agrees that such proxy, if and when given, will be coupled with an interest, will be irrevocable and shall not be terminated by operation of law or otherwise upon the occurrence of any event and that no subsequent proxies will be given (and if given will not be effective).

                    12. Specific Performance. Each of Stockholder and OPUBCO acknowledges and agrees that if they fail to perform any of their respective obligations under this Agreement immediate and irreparable harm or injury would be caused to Purchaser for which money damages would not be an adequate remedy. In such event, each of Stockholder and OPUBCO agrees that Purchaser shall have the right, in addition to any other rights it may have, to specific performance of this Agreement. Accordingly, if Purchaser should institute an action or proceeding seeking specific enforcement of the provisions hereof, each of Stockholder and OPUBCO hereby waives the claim or defense that Purchaser has an adequate remedy at law and hereby agrees not to assert in any such action or proceeding the claim or defense that such a remedy at law exists. Each of Stockholder and OPUBCO further agrees to waive any requirements for the securing or posting of any bond in connection with obtaining any such equitable relief.

                    13. Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given, if delivered in person, by overnight courier, by facsimile transmission, telexed or mailed by certified or registered mail, postage prepaid, return receipt requested, as follows (or at such other address for a party as shall be specified by like notice; provided that notice of a change of address shall be effective only upon receipt thereof):

                    If to the Purchaser or Merger Sub:

                    Advance Publications, Inc.
                    350 Madison Avenue
                    New York, New York 10017
                    Attention:  S.I. Newhouse, Jr.
                    Fax: (212) 692-4469

                    With a copy to:

                    Sabin, Bermant & Gould
                    350 Madison Avenue
                    New York, New York 10017
                    Attention:  Peter C. Gould
                    Fax: (212) 692-4469


                    And to:

                    Sullivan & Cromwell
                    125 Broad Street
                    New York, New York 10004
                    Attention:  James C. Morphy
                    Fax:  (212) 558-3588

                    If to the Company:

                    American City Business Journals, Inc.
                    128 S. Tryon Street
                    Suite 2300
                    Charlotte, NC 28202
                    Attention:  A. Ray Shaw
                    Fax:  (704) 371-3299

                    With a copy to:

                    Parker, Poe, Adams & Bernstein, L.L.P.
                    2500 Charlotte Plaza
                    Charlotte, NC 28244
                    Attention:  Fred C. Thompson, Jr., Esq.
                    Fax:  (704) 334-4706

                    If to BJALP:

                    Business Journal Associates Limited Partnership 128 S. Tryon Street
                    Suite 2300
                    Charlotte, NC  28202
                    Attention:  A. Ray Shaw
                    Fax:  (704) 371-3299


                    14. Parties in Interest. This Agreement shall inure to the benefit of and be binding upon the parties named herein and their respective successors and assigns. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than Purchaser, Stockholder or OPUBCO, or their successors or assigns, any rights or remedies under or by reason of this Agreement.

                    15. Entire Agreement; Amendments. This Agreement, together with the Merger Agreement, the BJALP Irrevocable Written Consent (as defined in the Merger Agreement) and the other documents referred to in the Merger Agreement, contains the entire agreement between Stockholder, OPUBCO and Purchaser with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements and understandings, oral or written, with respect to such transactions. This Agreement may not be changed, amended or modified orally, but may be changed only by an agreement in writing signed by the party against whom any waiver, change, amendment, modification or discharge may be sought.

                    16. Assignment. No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other party hereto, except that Purchaser may assign its rights and obligations hereunder to any of its direct or indirect wholly owned subsidiaries (including Merger Sub), but no such transfer shall relieve Purchaser of its obligations hereunder if such transferee does not perform such obligations.

                    17. Headings. The section headings herein are for convenience only and shall not affect the construction of this Agreement.

                    18. Counterparts. This Agreement may be executed in any number of counterparts, each of which, when executed, shall be deemed to be an original and all of which together shall constitute one and the same document.

                    19. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

                    20. Termination. The right to exercise the Option granted herein shall terminate at the earlier of (i) sixty (60) days after the termination of the Merger Agreement in accordance with the terms of Section 10.3 thereof; (ii) termination of the Merger Agreement in accordance with its terms other than pursuant to Section 10.3 thereof; and (iii) the Effective Time (as defined in the Merger Agreement); provided that, if the Option cannot be exercised or the Shares cannot be delivered to Purchaser upon such exercise by reason of any applicable judgment, decree or order or because the condition set forth in Section 2(b) has not yet been satisfied, the expiration date of this Agreement shall be extended until thirty days after such impediment to exercise has been removed.

                    All representations and warranties contained in this

          Agreement shall survive delivery of and payment for the Stockholder Shares.

                    21. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

                    IN WITNESS WHEREOF, Purchaser, Stockholder and OPUBCO have caused this Agreement to be duly executed and delivered on the day and year first above written.

                                        BUSINESS JOURNAL ASSOCIATES
                                   LIMITED PARTNERSHIP

                                        BY: OPUBCO Enterprises, Inc.,
                                             its general partner



                                             By:
                                             Name:
                                             Title: Chairman



                                        ADVANCE PUBLICATIONS, INC.



                                        By:
                                        Name:
                                        Title: Chairman



                                        THE OKLAHOMA PUBLISHING
                                        COMPANY



                                        By:
                                        Name:
                                        Title: Chairman

                                                              Annex 8.11(b)

                   CONSENT SOLICITED BY ADVANCE PUBLICATIONS, INC.


                 IRREVOCABLE WRITTEN CONSENT OF MAJORITY STOCKHOLDER
                                          OF
                        AMERICAN CITY BUSINESS JOURNALS, INC.

                         (Pursuant to Sections 228 and 251 of
                        the Delaware General Corporation Law)


                    Pursuant to Sections 228 and 251 of the Delaware General Corporation Law (the "DGCL"), the undersigned, being the holder of 3,885,105 shares of Common Stock, par value $.01 per share ("Shares"), of American City Business Journals, Inc., a Delaware corporation (the "Company"), being a majority of the issued and outstanding Shares of the Company (such Shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted), hereby irrevocably consents to (i) the adoption of the Agreement and Plan of Merger, dated as of August 3, 1995 (the "Merger Agreement"), among the undersigned, the Company, Advance Publications, a New York corporation ("Purchaser"), and ACBJ Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Purchaser, and (ii) the adoption of the Option Agreement, dated as of August 3, 1995 (the "Company Stock Option Agreement"), among the Company, Purchaser and Merger Sub.

                    In accordance with Section 228 of the DGCL, this written consent is being delivered to the Company by delivery to its registered office in the State of Delaware, the Company's principal place of business or an officer or agent of the Company having custody of the book in which proceedings of meetings of stockholders of the Company are recorded. If delivery is being made to the Company's registered office in the State of Delaware, it is being made by hand or by certified or registered mail, return receipt requested.

                    In accordance with Section 228(d) of the DGCL, the Company is required to give prompt notice of the taking of this action to all other stockholders of the Company. In accordance with Section 262(d) of the DGCL, the Company is required, either before the effective date of the Merger (as defined in the Merger Agreement) or within ten days thereafter, to notify to each stockholder of the Company entitled to appraisal rights under
          Section 262 of the DGCL of the effective date of the Merger and that appraisal rights are available for any or all of their Shares. The notices sent pursuant to Section 262 of the DGCL are required to include a copy of Section 262 of the DGCL and must be sent by certified or registered mail, return receipt requested, addressed to each stockholder of the Company at their address as it appears on the records of the Company.

                    Pursuant to Section 228(d) of the DGCL, the Certificate of Merger to be filed by the Company pursuant to Sections 251(c) and 103 of the DGCL to effect the Merger is required to state that written consent to the adoption of the Merger Agreement has been given in accordance with Section 228(d) of the DGCL and that written notice of such action has been given to all other stockholders of the Company in accordance with such Section.

          Dated:  August   , 1995

                                        BUSINESS JOURNAL ASSOCIATES
                                           LIMITED PARTNERSHIP

                                        BY: OPUBCO Enterprises, Inc.,
                                             its general partner



                                             By:  ____________________
                                             Name:
                                             Title:

                                                                EXHIBIT B



                                STOCK OPTION AGREEMENT


                    STOCK OPTION AGREEMENT, dated as of August 3, 1995 (this "Agreement"), between Business Journal Associates Limited Partnership, a Delaware limited partnership ("Stockholder"), The Oklahoma Publishing Company, a Delaware corporation ("OPUBCO"), and Advance Publications, Inc., a New York corporation ("Purchaser").

                    WHEREAS, Stockholder, American City Business Journals, Inc., a Delaware corporation (the "Company"), Purchaser and Advance Acquisition Sub. Inc., a Delaware corporation and a wholly owned subsidiary of Purchaser ("Merger Sub") are entering into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), which provides, among other things, that Purchaser, on the terms and subject to the conditions thereof, will acquire the Company by means of a merger (the "Merger") in which Merger Sub will be merged with and into the Company;

                    WHEREAS, as a condition to their willingness to enter into the Merger Agreement, Purchaser and Merger Sub have requested that Stockholder grant to Purchaser an option to purchase 3,885,105 shares of Common Stock, par value $.01 per share ("Shares"), of the Company (the "Stockholder Shares") and that OPUBCO deliver to Purchaser the consents, waivers and releases specified herein, in each case, upon the terms and subject to the conditions hereof;

                    WHEREAS, Stockholder has granted OPUBCO certain rights, title and interests in, including a pledge of, the Stockholder Shares pursuant to the Pledge Agreement, dated October 31, 1992 (the "Pledge Agreement"), by and between Stockholder and OPUBCO;

                    WHEREAS, in order to induce Purchaser and Merger Sub to enter into the Merger Agreement Stockholder is willing to grant Purchaser an option on the Stockholder Shares; and

                    WHEREAS, in order to induce Purchaser to enter into the Merger Agreement and this Agreement, OPUBCO is willing to deliver to Purchaser the consents, waivers and releases specified herein.

                    NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth herein, the parties hereto agree as follows:

                    1.  The Option; Exercise; Adjustments; Note Payment.
          (a) Subject to the terms and conditions hereof, Stockholder here-by grants to Purchaser an irrevocable option (the "Option") to purchase the Stockholder Shares at a purchase price of $28.00 per

          Share (the "Purchase Price"). Subject to the terms and conditions hereof, the Option may be exercised by Purchaser at any time after the date hereof and prior to the termination of the Option in accordance with the terms of this Agreement.

                    (b) In the event Purchaser wishes to exercise the Option, Purchaser shall send a written notice to Stockholder and OPUBCO (the "Stock Exercise Notice") specifying a date (subject to the HSR Act (as defined below), not later than 20 business days and not earlier than the next business day following the date such notice is given) for the closing of such purchase. In the event of any change in the number of issued and outstanding Shares by reason of any stock dividend, stock split, split-up, recapitalization, merger or other change in the corporate or capital structure of the Company, the number of Stockholder Shares subject to this Agreement and this Option and the Purchase Price shall be appropriately adjusted. For purposes of this Agreement, Stockholder Shares shall include any distributions of securities, cash, property or other assets or rights in respect of such Stockholder Shares distributed or issued by the Company on or after the date of this Agreement.

                    (c) On or prior to the Closing, Stockholder shall pay OPUBCO the principal amount together with any accrued and unpaid interest owed to OPUBCO under the Promissory Note, dated October 31, 1992 (the "Note") executed by Stockholder in favor of OPUBCO in connection with the Pledge Agreement or shall otherwise obtain the consents, waivers and releases of OPUBCO specified in
          Section 4 hereof. If prior to the Closing, Stockholder has not satisfied its obligation pursuant to the first sentence of this
          Section 1(c), Purchaser, at its option, may pay OPUBCO that portion of the aggregate Purchase Price for the Stockholder Shares pursuant to this Agreement necessary to satisfy such obligation and the condition to OPUBCO's obligations set forth in
          Section 3. Any payments made by Purchaser to OPUBCO pursuant to this Section 1(c) shall be credited against the aggregate Purchase Price payable to Stockholder for the Stockholder Shares pursuant to this Agreement. Notwithstanding anything in this Agreement to the contrary, Purchaser shall have no obligation to make any payments to OPUBCO.

                    2.  Conditions to Exercise of Option and
          Delivery of Stockholder Shares. The obligation of Stockholder to deliver the Stockholder Shares upon exercise of the Option is subject only to the conditions that:

                    (a) No preliminary or permanent injunction or other order issued by any federal or state court of competent jurisdiction in the United States prohibiting the exercise of the Option and/or the delivery of the Shares shall be in effect;

                    (b) Any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), shall have expired or been terminated; and

                    (c) One or more of the following events shall have occurred on or after the date hereof: (1) any person, firm, corporation, partnership, association or other entity or group, other than the Purchaser (or an affiliate of the Purchaser) (such person, firm, corporation, partnership, association or other entity or group being referred to hereinafter, singularly or collectively, as a "Person") shall have become the beneficial owner of 20% or more of the shares of Common Stock outstanding at the time of such acquisition or commenced a tender or exchange offer for 20% or more of the outstanding shares of Common Stock;
          (2) the Company or Stockholder shall have entered into an agreement, including without limitation an agreement in prin-ciple, providing for or relating to a merger or other business combination involving the Company or a subsidiary of the Company or the acquisition of Common Stock or a material portion of the assets, business or operations of the Company or any subsidiary, other than the acquisition contemplated by the Merger Agreement and this Agreement; or (3) there is a public announcement or other public disclosure with respect to an ongoing or continuing plan or intention by the Company or any Person to propose or effect any of the foregoing transactions. For purposes of this Agreement, the terms "group" and "beneficial owner" shall have the meanings assigned thereto in Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act").

                    Purchaser's right to exercise the Option is subject only to the conditions set forth in clauses (a) and (c) above.

                    3. Conditions to Delivery of the Consents, Waivers and Releases. The obligation of OPUBCO to deliver the consents, waivers and releases specified in Section 4 shall be subject only to the condition that Stockholder (or Purchaser on its behalf) shall have satisfied its obligation pursuant to Section 1(c).

                    4. The Closing. The closing (the "Closing") hereunder shall take place on the date specified by Purchaser in its Stock Exercise Notice delivered pursuant to Section 1(b) at 9:00 A.M., local time, at the offices of Sullivan & Cromwell, 125 Broad Street, New York, New York, or at such other time and place as the parties hereto may agree (the "Closing Date"). On the Closing Date (a) Stockholder will deliver to Purchaser a certificate or certificates, duly endorsed (or accompanied by duly executed stock powers), representing the Stockholder Shares, free and clear of all Liens (as defined below), in the denominations designated by Purchaser in its Stock Exercise Notice, (b) OPUBCO shall deliver (i) to Purchaser, an unconditional and irrevocable consent, waiver and release, effectively consenting to the transfer of the Stockholder Shares to Purchaser and waiving and releasing all of OPUBCO's rights, title and interests in the Stockholder Shares pursuant to the Pledge Agreement or otherwise, and (ii) to Stockholder, the Note marked "Cancelled, Satisfied in Full," against payment of the amount required to be paid to OPUBCO pursuant to the first sentence of Section 1(c), if full payment is made, or appropriate documentation of any partial payment of the Note. Any payment made by Purchaser to the Stockholder or OPUBCO pursuant to this

          Agreement shall be made by certified or official bank check or by wire transfer of federal funds to a bank designated by Stockholder or OPUBCO, as the case may be. In this Agreement, "Lien" shall mean any lien, claim, charge, encumbrance, pledge, security interest or restriction of any nature whatsoever.

                    5. Representations and Warranties of Stockholder. Stockholder represents and warrants to Purchaser that:

                    (a) Organization. Stockholder is a limited partnership duly organized, validly existing and in good standing under the laws of its jurisdiction of organization.

                    (b) Authority. Subject to the HSR Act, Stockholder has the requisite power and authority and has taken all action necessary under the Stockholder's Limited Partnership Agreement and Certificate of Limited Partnership of Stockholder and applicable law to authorize, execute and deliver this Agreement, to perform its obligations pursuant to this Agreement and to consummate the transactions contemplated hereby. This Agreement is a valid and binding agreement of Stockholder enforceable against Stockholder in accordance with its terms.

                    (c) Brokers and Finders. Neither Stockholder nor any of its general or limited partners, officers or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders, fees in connection with the transactions contemplated herein, except that Stockholder has employed Lazard Freres & Co. LLC as its financial advisors.

                    (d) Stockholder Shares. As of the date of this Agreement, Stockholder is the record holder of, and has good and valid title to, the Stockholder Shares, free and clear of all Liens other than Liens held by OPUBCO pursuant to the Pledge Agreement. At the Closing, Stockholder shall deliver to Purchaser good and valid title to the Stockholder Shares to Purchaser, free and clear of all Liens. There are no options or rights to acquire or other contracts (including proxies, voting trusts or voting agreements) relating to the Stockholder Shares to which Stockholder is a party other than the Pledge Agreement.


                    6. Representations and Warranties of OPUBCO. OPUBCO represents and warrants to Purchaser that:

                    (a) Organization. OPUBCO is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation.

                    (b) Authority. OPUBCO has the requisite corporate power and authority and has taken all corporate action to authorize, execute and deliver this Agreement, to perform its obligations pursuant to this Agreement and to consummate the transactions contemplated hereby. This Agreement is a valid and binding agreement of OPUBCO enforceable against OPUBCO in accordance with its terms.

                    (c) Stockholder Shares. OPUBCO has not sold, transferred, assigned or otherwise disposed of any portion of its rights, title and interests in the Stockholder Shares and will not sell, transfer, assign or otherwise dispose of any such rights, title and interests or grant any proxies with respect to any Stockholder Shares, deposit any such Shares into a voting trust or enter into any voting agreement with respect to any such Shares (except as set forth herein) during the term of this Agreement. Upon delivery of the consents, waivers and releases to be delivered by OPUBCO to Purchaser pursuant to Section 3, OPUBCO will have no rights, title or interests in the Stockholder Shares.

                    (d) Promissory Note. Payment to OPUBCO of the amount set forth in the first sentence of Section 1(c) shall satisfy and discharge in full all of Stockholder's obligations pursuant to the Pledge Agreement and the Promissory Note relating to the Stockholder Shares.

                    7. Representations and Warranties of Purchaser. Purchaser represents and warrants to the Company that the execution and delivery of this Agreement by Purchaser and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Purchaser and this Agreement has been duly executed and delivered by a duly authorized officer of Purchaser and will constitute a valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms.

                    8.  HSR Act Filings; Governmental Consents.
          Stockholder and/or OPUBCO, as applicable, will effect as promptly as practicable after the date hereof all necessary filings by Stockholder and/or OPUBCO under the HSR Act. Each of the parties hereto will use its reasonable efforts to obtain the consents of all third parties and governmental authorities, if any, necessary to the consummation of the transactions contemplated hereby.

                    9. Expenses. Each party hereto shall pay its own expenses incurred in connection with this Agreement.

                    10. Covenants. From and after the date of this Agreement, Stockholder agrees not to (i) sell, transfer, pledge, assign, hypothecate or otherwise dispose of, or enter into any contract with respect to the sale, transfer, pledge, assignment, hypothecation or other disposition of any Stockholder Shares;
          (ii) grant any proxies with respect to any Stockholder Shares, deposit any such Shares into a voting trust or enter into a voting agreement with respect to any of such Shares; or (iii) take any action which would make any representation or warranty of Stockholder herein untrue or incorrect or prevent, burden or materially delay the consummation of the transactions contemplated by this Agreement.

                    11.  Voting Agreements; Proxy.

                    (a) For so long as this Agreement is in effect, in any meeting of stockholders of the Company, however called, and in any action by consent of the stockholders of the Company, Stockholder and/or OPUBCO, if applicable, shall vote all of the Stockholder Shares (i) in favor of the Merger Agreement and the Merger contemplated thereby, (ii) against any transaction involving the sale of all or a material portion of the Company's assets, a merger or other form of business consolidation involving the Company or any of its subsidiaries, the sale of 15% or more of the Common Stock or other equity securities of the Company (by means of a stock sale or other transaction) or any other transaction or series of transactions effecting a change in control of the Company, other than the Merger.

                    (b) Upon the written request of Purchaser, Stockholder and/or OPUBCO, if applicable, shall grant Purchaser an irrevocable proxy and irrevocably appoint Purchaser or its designees, with full power of substitution, its attorney and proxy to vote all Stockholder Shares with regard to any of the matters referred to in paragraph (a) above at any meeting of the stockholders of the Company however called, or in connection with any action by written consent by the stockholders of the Company. Stockholder acknowledges and agrees that such proxy, if and when given, will be coupled with an interest, will be irrevocable and shall not be terminated by operation of law or otherwise upon the occurrence of any event and that no subsequent proxies will be given (and if given will not be effective).

                    12. Specific Performance. Each of Stockholder and OPUBCO acknowledges and agrees that if they fail to perform any of their respective obligations under this Agreement immediate and irreparable harm or injury would be caused to Purchaser for which money damages would not be an adequate remedy. In such event, each of Stockholder and OPUBCO agrees that Purchaser shall have the right, in addition to any other rights it may have, to specific performance of this Agreement. Accordingly, if Purchaser should institute an action or proceeding seeking specific enforcement of the provisions hereof, each of Stockholder and OPUBCO hereby waives the claim or defense that Purchaser has an adequate remedy at law and hereby agrees not to assert in any such action or proceeding the claim or defense that such a remedy at law exists. Each of Stockholder and OPUBCO further agrees to waive any requirements for the securing or posting of any bond in connection with obtaining any such equitable relief.

                    13. Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given, if delivered in person, by overnight courier, by facsimile transmission, telexed or mailed by certified or registered mail, postage prepaid, return receipt requested, as follows (or at such other address for a party as shall be specified by like notice; provided that notice of a change of address shall be effective only upon receipt thereof):

                    If to the Purchaser or Merger Sub:

                    Advance Publications, Inc.
                    350 Madison Avenue
                    New York, New York 10017
                    Attention:  S.I. Newhouse, Jr.
                    Fax: (212) 692-4469

                    With a copy to:

                    Sabin, Bermant & Gould
                    350 Madison Avenue
                    New York, New York 10017
                    Attention:  Peter C. Gould
                    Fax: (212) 692-4469


                    And to:

                    Sullivan & Cromwell
                    125 Broad Street
                    New York, New York 10004
                    Attention:  James C. Morphy
                    Fax:  (212) 558-3588

                    If to the Company:

                    American City Business Journals, Inc.
                    128 S. Tryon Street
                    Suite 2300
                    Charlotte, NC 28202
                    Attention:  A. Ray Shaw
                    Fax:  (704) 371-3299

                    With a copy to:

                    Parker, Poe, Adams & Bernstein, L.L.P.
                    2500 Charlotte Plaza
                    Charlotte, NC 28244
                    Attention:  Fred C. Thompson, Jr., Esq.
                    Fax:  (704) 334-4706

                    If to BJALP:

                    Business Journal Associates Limited Partnership 128 S. Tryon Street
                    Suite 2300
                    Charlotte, NC  28202
                    Attention:  A. Ray Shaw
                    Fax:  (704) 371-3299


                    14. Parties in Interest. This Agreement shall inure to the benefit of and be binding upon the parties named herein and their respective successors and assigns. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than Purchaser, Stockholder or OPUBCO, or their successors or assigns, any rights or remedies under or by reason of this Agreement.

                    15. Entire Agreement; Amendments. This Agreement, together with the Merger Agreement, the BJALP Irrevocable Written Consent (as defined in the Merger Agreement) and the other documents referred to in the Merger Agreement, contains the entire agreement between Stockholder, OPUBCO and Purchaser with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements and understandings, oral or written, with respect to such transactions. This Agreement may not be changed, amended or modified orally, but may be changed only by an agreement in writing signed by the party against whom any waiver, change, amendment, modification or discharge may be sought.

                    16. Assignment. No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other party hereto, except that Purchaser may assign its rights and obligations hereunder to any of its direct or indirect wholly owned subsidiaries (including Merger Sub), but no such transfer shall relieve Purchaser of its obligations hereunder if such transferee does not perform such obligations.

                    17. Headings. The section headings herein are for convenience only and shall not affect the construction of this Agreement.

                    18. Counterparts. This Agreement may be executed in any number of counterparts, each of which, when executed, shall be deemed to be an original and all of which together shall constitute one and the same document.

                    19. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

                    20. Termination. The right to exercise the Option granted herein shall terminate at the earlier of (i) sixty (60) days after the termination of the Merger Agreement in accordance with the terms of Section 10.3 thereof; (ii) termination of the Merger Agreement in accordance with its terms other than pursuant to Section 10.3 thereof; and (iii) the Effective Time (as defined in the Merger Agreement); provided that, if the Option cannot be exercised or the Shares cannot be delivered to Purchaser upon such exercise by reason of any applicable judgment, decree or order or because the condition set forth in Section 2(b) has not yet been satisfied, the expiration date of this Agreement shall be extended until thirty days after such impediment to exercise has been removed.

                    All representations and warranties contained in this

          Agreement shall survive delivery of and payment for the Stockholder Shares.

                    21. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

                    IN WITNESS WHEREOF, Purchaser, Stockholder and OPUBCO have caused this Agreement to be duly executed and delivered on the day and year first above written.

                                        BUSINESS JOURNAL ASSOCIATES
                                   LIMITED PARTNERSHIP

                                        BY: OPUBCO Enterprises, Inc.,
                                             its general partner



                                             By:   /s/ Edward L. Gaylord
                                             Name:     Edward L. Gaylord
                                             Title: Chairman



                                        ADVANCE PUBLICATIONS, INC.



                                        By:    /s/ S.I. Newhouse, Jr.
                                        Name:      S.I. Newhouse, Jr.
                                        Title: Chairman



                                        THE OKLAHOMA PUBLISHING
                                        COMPANY



                                        By:    /s/ Edward L. Gaylord
                                        Name:      Edward L. Gaylord
                                        Title: Chairman

                                                          EXHIBIT C



                    STOCK OPTION AGREEMENT, dated as of August 3, 1995, (the "Agreement"), among Advance Publications, Inc., a New York corporation (the "Purchaser"), and American City Business Journals, Inc., a Delaware corporation (the "Company").

                    WHEREAS, immediately prior to the execution and delivery of this Agreement, the Purchaser, Advance Acquisition Sub. Inc., a Delaware corporation and the wholly-owned subsidiary of Purchaser (the "Merger Sub"), the Company, and Business Journal Associates Limited Partnership, a Delaware limited partnership and the principal stockholder of the Company ("BJALP"), are entering into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), which provides, among other things, that at the Effective Time Merger Sub shall be merged with and into the Company and the separate corporate existence of the Merger Sub shall thereupon cease (the "Merger");

                    WHEREAS, as a condition to their willingness to enter into the Merger Agreement, the Purchaser and Merger Sub have requested that the Company grant to the Purchaser an option to purchase up to 1,376,000 shares of Common Stock, par value $.01 per share, of the Company (the "Common Stock"), upon the terms and subject to the conditions hereof; and

                    WHEREAS, in order to induce the Purchaser and Merger Sub to enter into the Merger Agreement, the Company is willing to grant the Purchaser the requested option.

                    NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth herein, the parties hereto agree as follows:

                    1. The Option; Exercise; Adjustments. Subject to the terms and conditions hereof, the Company hereby grants to the Purchaser an irrevocable option (the "Option") to purchase up to 1,376,000 shares of Common Stock (the "Shares") at a purchase price of $28.00 per Share (the "Purchase Price"). Subject to the terms and conditions hereof, the Option may be exercised by the Purchaser, in whole or in part, at any time after the date hereof and prior to the termination of the Option in accordance with the terms of this Agreement.

                    In the event the Purchaser wishes to exercise the Option, the Purchaser shall send a written notice to the Company (the "Stock Exercise Notice") specifying a date (subject to the HSR Act (as defined below), not later than 20 business days and not earlier than the next business day following the date such notice is given) for the closing of such purchase. In the event of any change in the number of issued and outstanding shares of Common Stock by reason of any stock dividend, stock split, split-up, recapitalization, merger or other change in the corporate or capital structure of the Company, the number of Shares and the Purchase Price shall be appropriately adjusted to restore the Purchaser to its rights hereunder, including its right to purchase approximately 19.9% of the capital stock of the Company entitled to vote generally for the election of the directors of the Company which is issued and outstanding immediately prior to the exercise of the Option at an aggregate purchase price of approximately $38,528,000.

                    2.  Conditions to Exercise of Option and
          Delivery of Shares. The Company's obligation to deliver Shares upon exercise of the Option is subject only to the conditions that:

                         (i) No preliminary or permanent injunc-
                    tion or other order issued by any federal or state court of competent jurisdiction in the United States prohibiting the exercise of the Option and/or the delivery of the Shares shall be in effect;

                         (ii) Any applicable waiting periods
                    under the Hart-Scott-Rodino Antitrust
                    Improvements Act of 1976 (the "HSR Act") shall have expired or been terminated; and

                         (iii) One or more of the following
                    events shall have occurred on or after the date hereof: (1) any person, firm, corporation, partnership, association or other entity or group, other than the Purchaser (or an affiliate of the Purchaser) (such person, firm, corporation, partnership, association or other entity or group being referred to hereinafter, singularly or collectively, as a "Person") shall have become the beneficial owner of 20% or more of the shares of Common Stock outstanding at the time of such acquisition or commenced a tender or exchange offer for 20% or more of the outstanding shares of Common Stock; (2) the Company or BJALP shall have entered into an agreement, including without limitation an agreement in principle, providing for or relating to a merger or other business combination involving the Company or a subsidiary of the Company or the acquisition of Common Stock or a material portion of the assets, business or operations of the Company or any subsidiary, other than the acquisition contemplated by the Merger Agreement and the BJALP Stock Option Agreement; or (3) there is a public announcement or other public disclosure with respect to an ongoing or continuing plan or intention by the Company or any Person to propose or effect any of the foregoing transactions. For purposes of this Agreement, the terms "group" and "beneficial owner" shall have the meanings assigned thereto in Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act").

               Purchaser's right to exercise the Option shall be subject only to the conditions set forth in clauses (i) and (iii) above.

                         3. The Closing. (a) Any closing hereunder shall take place on the date specified by the Purchaser in its Stock Exercise Notice delivered pursuant to Section 1 at 9:00 A.M., local time, at the offices of Sullivan & Cromwell, 125 Broad Street, New York, New York, or at such other time and place as the parties hereto may agree (the "Closing Date"). On the Closing Date, the Company will deliver to the Purchaser a certificate or certificates, duly endorsed (or accompanied by duly executed stock powers), representing the Shares in the denominations designated by the Purchaser in its Stock Exercise Notice and the Purchaser will purchase such Shares from the Company at the price per Share equal to the Purchase Price. Any payment made by the Purchaser to the Company pursuant to this Agreement shall be made by certified or official bank check or by wire transfer of federal funds to a bank designated by the Company.

                         (b) The certificates representing the Shares may bear an appropriate legend relating to the fact that such Shares have not been registered under the Securities Act of 1933, as amended (the "Securities Act").

                         4. Representations and Warranties of the Company. The Company represents and warrants to the Purchaser that
               (a) the Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has the requisite corporate power and authority to enter into and perform this Agreement; (b) the execution and delivery of this Agreement by the Company and the consummation by it of the transactions contemplated hereby have been duly authorized by the Board of Directors of the Company and this Agreement has been duly executed and delivered by a duly authorized officer of the Company and constitutes a valid and binding obligation of the Company; (c) except as required by the HSR Act, the Company has the power and authority to issue and deliver the Shares and has taken all necessary corporate action to authorize and reserve the Shares issuable upon exercise of the Option; (d) the Shares, when issued and delivered by the Company upon exercise of the Option, will be duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights; and (e) no form of stockholder rights plan or "fair price", "moratorium", "control share acquisition" or other form of antitakeover statute or regulation (including, without limitation, Section 203 of the Delaware General Corporation Law) is or shall be applicable to the acquisition of shares of Common Stock pursuant to this Agreement or the BJALP Stock Option Agreement.

                         5. Representations and Warranties of the Purchas-er. The Purchaser represents and warrants to the Company that (a) the execution and delivery of this Agreement by the Purchaser and the consummation by it of the transactions contemplated hereby have been duly authorized by all neces-sary corporate action on the part of the Purchaser, and (b) this Agreement has been duly executed and delivered by a duly authorized officer of the Purchaser and constitutes a valid and binding obligation of the Purchaser.

                         6. Listing of Shares; HSR Act Filings; Govern-mental Consents. The Company will effect as promptly as practicable after the date hereof all necessary filings by the Company under the HSR Act. Each of the parties will use its reasonable efforts to obtain consents of all third parties and governmental authorities, if any, necessary to the consummation of the transactions contemplated herein.

                         7. Expenses. Each party hereto shall pay its own expenses incurred in connection with this Agreement.

                         8. Company's Covenants. From and after the date of this Agreement, the Company agrees to keep reserved for issuance a number of authorized but unissued shares of Common Stock equal to the number of Shares subject to option hereunder.

                         9.  Specific Performance.  The Company
               acknowledges that if the Company fails to perform any of its obligations under this Agreement immediate and irreparable harm or injury would be caused to the Purchaser for which money damages would not be an adequate remedy. In such event, the Company agrees that the Purchaser shall have the right, in addition to any other rights it may have, to specific performance of this Agreement. Accordingly, if the Purchaser should institute an action or proceeding seeking specific enforcement of the provisions hereof, the Company hereby waives the claim or defense that the Purchaser has an adequate remedy at law and hereby agrees not to assert in any such action proceeding the claim or defense that such a remedy at law exists. The Company further agrees to waive any requirements for the securing or posting of any bond in connection with obtaining any such equitable relief.

                         10. Notice. All notices, requests, demands and other communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the party for whom it is intended or delivered by registered or certified mail, return receipt requested, or if sent by telecopier or rapifax, upon receipt of oral confirmation that such transmission has been received, to the person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such person:

                         If to Purchaser or Merger Sub:

                         Advance Publications, Inc.
                         730 Park Avenue
                         New York, New York 10021
                         Attention:  S.I. Newhouse, Jr.
                         Fax: (212) 692-4469

                         With a copy to:

                         Sabin, Bermant & Gould
                         350 Madison Avenue
                         New York, New York 10017
                         Attention:  Peter C. Gould
                         Fax: (212) 692-4469

                         And to:

                         Sullivan & Cromwell
                         125 Broad Street
                         New York, New York 10004
                         Attention:  James C. Morphy
                         Fax:  (212) 558-3588

                         If to the Company:

                         American City Business Journals, Inc.
                         128 S. Tryon Street
                         Suite 2300
                         Charlotte, NC 28202
                         Attention:  A. Ray Shaw
                         Fax:  (704) 371-3299

                         With a copy to:

                         Parker, Poe, Adams & Bernstein, L.L.P.
                         2500 Charlotte Plaza
                         Charlotte, NC 28244
                         Attention:  Fred C. Thompson, Jr., Esq.
                         Fax:  (704) 334-4706


                         11. Parties in Interest. This Agreement shall inure to the benefit of and be binding upon the parties named herein and their respective successors and assigns. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than the Company or the Purchaser, or their successors or assigns, any rights or remedies under or by reason of this Agreement.

                         12. Entire Agreement; Amendments. This Agree-ment, together with the Merger Agreement and the other documents referred to therein, contains the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements and understandings, oral or written, with respect to such transactions. This Agreement may not be changed, amended or modified orally, but may be changed only by an agreement in writing signed by the party against whom any waiver, change, amendment, modification or discharge may be sought.

                         13. Assignment. No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other parties hereto, except that the Purchaser may assign its rights and obligations hereunder to any of its direct or indirect wholly owned subsidiaries (including Merger Sub), but no such transfer shall relieve the Purchaser of its obligations hereunder if such transferee does not perform such obligations.

                         14. Headings. The section headings herein are for convenience only and shall not affect the construction of this Agreement.

                         15. Counterparts. This Agreement may be executed in any number of counterparts, each of which, when executed, shall be deemed to be an original and all of which together shall constitute one and the same document.

                         16.  Governing Law.  This Agreement shall be
               governed by and construed in accordance with the laws of the State of Delaware without giving effect to the principles of conflicts of laws thereof.

                         17.  Termination.  The right to exercise the
               Option granted pursuant to this Agreement shall terminate at the earlier of (i) the Effective Time (as defined in the Merger Agreement), (ii) termination of the Merger Agreement in accordance with its terms other than pursuant to
               Section 10.3 thereof, or (iii) sixty (60) days after the termination of the Merger Agreement in accordance with the terms of Section 10.3 thereof; provided that, if the Option cannot be exercised or the Shares cannot be delivered to Purchaser upon such exercise by reason of any applicable judgment, decree or order or because the condition set forth in Section 2(ii) is not yet satisfied, the expiration date of this Agreement shall be extended until thirty days after such impediment to exercise has been removed.

                         All representations and warranties contained in
               this Agreement shall survive delivery of and payment for the Shares.

                         18.  Severability.  If any term, provision,
               covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforce-able, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

                         IN WITNESS WHEREOF, the Purchaser and the Company
               have caused this Agreement to be duly executed and delivered on the day and year first above written.



               ADVANCE PUBLICATIONS, INC.


               By:   /s/ S.I. Newhouse, Jr.

               Name:     S.I. Newhouse, Jr.
               Title: Chairman



               AMERICAN CITY BUSINESS JOURNALS, INC.


               By:    /s/ Ray Shaw

               Name:      Ray Shaw
               Title:  Chief Executive Officer

                                                                    EXHIBIT D


        TEXT OF SECTION 262 OF THE DELAWARE GENERAL CORPORATION
       LAW CONCERNING APPRAISAL RIGHTS OF DISSENTING STOCKHOLDERS


     (Section Mark) 262.  Appraisal rights.

              (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this Section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to (Section Mark)228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this Section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to (Section Marks)(Section Marks) 251, 252, 254, 257, 258, 263 or 264 of this title:
          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the holders of the surviving corporation as provided in subsection (f) of (Section Mark)251 of this title.


          (2)  Notwithstanding paragraph (1) of this
      subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to (Section Mark) (Section Mark) 251, 252, 254, 257 and 258, 263 and 264 of this title to accept for such stock anything except:

                               a.   Shares of stock of the
     corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

                               b.  Shares of stock of any other
     corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

                               c.   Cash in lieu of fractional shares
     or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or


                               d.   Any combination of  the shares of
     stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b., and c. of this paragraph.



                   (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under (Section
     Mark) 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
           (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

          (d)     Appraisal rights shall be perfected as follows:

                (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or



                (2) If the merger or consolidation was approved pursuant to (Section Mark) 228 or 253 of this title, the surviving or resulting corporation, either before the effective date of the merger or consolidation or with 10 days thereafter, shall notify each of the stockholders entitled to appraisal rights of the effective date of the merger or consolidation and that appraisal rights are available for any or all of the shares of the constituent corporation, and shall include in such notice a copy of this section. The notice shall be sent by certified or registered mail, return receipt requested, addressed to the stockholder at his address as it appears on the records of the corporation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of the notice, demand in writing from the surviving or resulting corporation the appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares.

           (e) Within 120 days after the effective date of the merger or consolidation; the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

              (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

              (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in

     Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

           (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificate of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

          (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and in the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.




          (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

              (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.


     (1) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                                                     EXHIBIT E

                                                          August 3, 1995


     The Board of Directors
     American City Business Journals, Inc.
     128 S. Tryon Street
     Charlotte, North Carolina 28202

     Dear Members of the Board:

              We understand that Advance Acquisition Sub. Inc. (the "Merger Sub"), a wholly-owned subsidiary of Advance Publications, Inc. (the "Acquiror"), American City Business Journals, Inc., (the "Company") and its controlling stockholder, Business Journal Associates Limited Partnership ("BJALP") are entering into an Agreement and Plan of Merger dated as of August 3, 1995 (the "Merger Agreement"), whereby the Acquiror will acquire the Company through a merger (the "Merger") of Merger Sub with and into the Company, in which shares of Common Stock (par value $0.01 per share) of the Company will be converted into the right to receive $28.00 per share in cash (the "Merger Consideration").

              You have requested our opinion as to the fairness, from a financial point of view, to the stockholders of the Company of the Merger Consideration. In connection with this opinion, we have, among other things:

              (i) Reviewed the financial terms and conditions of the Agreement;

              (ii) Reviewed certain historical business and financial information relating to the Company;

              (iii) Reviewed certain financial forecasts and other data provided to us by the Company relating to its business;

              (iv) Held discussions with members of the senior management of the Company with respect to the business and prospects of the Company;

              (v) Reviewed public information with respect to certain other companies in lines of business we believe to be generally comparable to the business of the Company;

              (vi) Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally comparable to that of the Company;

              (vii) Reviewed the historical stock prices and trading volumes of the Company's common stock and those of certain public companies deemed to be generally comparable to the Company; and

              (viii) Conducted such other financial studies, analyses and investigations as we deemed appropriate.

              In addition, at the request of the Company, we have contacted various third parties with respect to such third parties' potential interest in the acquisition of the Company, and have taken into account the results of such discussions in rendering this opinion.

              We have relied upon the accuracy and completeness of the financial and other information provided by the Company to, reviewed by or for or discussed with us or publicly available, and have not assumed any responsibility for any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of the Company, nor have we been provided with any such appraisals. With respect to financial forecasts provided by the Company to, reviewed by or for or discussed with us, we have assumed that they have been reasonably prepared or reviewed, as the case may be, on bases reflecting the best currently available estimates and judgments of management of the Company as to the future financial performance of the Company. We assume no responsibility for and express no view as to such forecasts or the assumptions on which they are based.

              Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and does not address the Company's underlying business decision to effect the Merger or constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Merger.

              In rendering our opinion, we have assumed that the Merger will be consummated on the terms described in the Merger Agreement, without any waiver of any material terms or conditions by the Company.

              Lazard Freres & Co. LLC ("Lazard") is acting as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon the closing of the Merger. Lazard has, in the past, acted as financial advisor to BJALP and received a fee for such services.

              It is understood that this letter may not be disclosed or otherwise referred to without our prior consent, except as may otherwise be required by law or by a court of competent jurisdiction.

              Based on and subject to the foregoing and such other factors as we deem relevant, we are of the opinion that, as of the date hereof, the Merger Consideration is fair to the stockholders of the Company from a financial point of view.

                                                Very truly yours,

                                                LAZARD FRERES & CO. LLC


                                                   By /s/  Steve Rattner
                                                          Managing Director